As filed with the Securities and Exchange Commission on June 15, 2007

Registration No. 333-142309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LUMBER LIQUIDATORS, INC.

(Exact name of Registrant as specified in its charter)

Massachusetts	5211	043229199
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3000 John Deere Road

Toano, Virginia 23168

(757) 259-4280

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

E. Livingston B. Haskell

General Corporate Counsel

Lumber Liquidators, Inc.

3000 John Deere Road

Toano, Virginia 23168

(757) 259-4280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, no par value	$150,000,000	$4,605(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes (i) shares of common stock to be offered by the registrant and the selling stockholders in this offering and (ii) shares of common stock that may be purchased by the underwriters from the selling stockholders upon the exercise of the underwriters’ option to purchase additional shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 15, 2007

             Shares

Lumber Liquidators, Inc.

Common Stock

This is an initial public offering of shares of common stock of Lumber Liquidators, Inc.

Lumber Liquidators, Inc. is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus, including the chairman of our board of directors, are offering an additional              shares. Lumber Liquidators, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. We currently estimate that the initial public offering price per share will be between $             and $            . We will apply to list the common stock on the New York Stock Exchange under the symbol “LL.”

See “ Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Lumber Liquidators, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2007.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Lehman Brothers

Banc of America Securities LLC

Piper Jaffray & Co.

Prospectus dated                      , 2007.

www.lumberliquidators.com

LUMBER LIQUIDATOR$

HARDWOOD FLOORING FOR LESS!®

1-800-FLOORING

Over 95 Stores Nationwide

Bellawood PREFINISHED HARDWOOD FLOORS Certified 50 Year Warranty

Casa de COLOUR Collection by DURA-WOOD

SUPREME BAMBOO By Eco-World Flooring Co.

Builder's Pride by DURA-WOOD

R.L. Colston & Sons COLSTON HARDWOOD FLOORING CO.

TIMBER-TOP ENGINEERED WOOD FLOORS

Morning Star Bamboo Flooring

VIRGINIA MILL WORKS CO. HAND SCRAPED AND DISTRESSED FLOORS

Williamsburg Butcher Block Co.

SCHÖN Quick Clic engineered floating wood floors

Clover Lea PLANTATION

SCHÖN Engineered Floors

Dream Home Laminate Floors

Lisbon Cork co. ltd.

"We love our new floor, it is so beautiful and people who see it say it's astonishing! They are amazed how our house looks so different!"
-Alexei T., Indianapolis, IN

LUMBER LIQUIDATORS

BellaWOOD

"You live up to the hype about the company - great price and product!"
-Betty L., Reston, VA

"I liked the quality of Bellawood flooring so much, I installed it in my own home." -Bob Vila
BellaWOOD
PREFINISHED HARDWOOD FLOORS
Certified 50 Year Warranty

"I discovered Lumber Liquidators when I was a designer/contractor in Atlanta. They weren't that easy to find but it's worth a little inconvenience for a whole lot of savings." -Ty Pennington

i

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes relating to those statements.

The Company

Lumber Liquidators is the largest specialty retailer of hardwood flooring in the United States, based on industry sources and our experience. We believe we have achieved a reputation for offering great value, superior service and a broad selection of high-quality hardwood flooring products. We offer an extensive selection of premium hardwood flooring products under multiple proprietary brands at everyday low prices designed to appeal to a diverse customer base. We believe that our vertically integrated business model enables us to offer a broad assortment of high-quality products to our customers at a lower cost than our competitors. As of May 31, 2007, we sold our products through 98 Lumber Liquidators stores in 40 states, a call center, our website and a catalog. We believe that our brands, value proposition and integrated multi-channel approach are important competitive advantages.

We offer hardwood flooring products from more than 25 domestic and exotic wood species in both prefinished and unfinished brands of various widths and lengths. Our products are differentiated in terms of quality and price based on the species, grade of the hardwood, quality of finishing, as well as the length of the warranty. We also offer a broad assortment of flooring enhancements and installation accessories including moldings, noise-reducing underlays and adhesives. Our product offering is substantially comprised of our proprietary brands, including our premium Bellawood brand as well as our Builder’s Pride, Schôn, Morning Star Bamboo and Dream Home brands. We have experienced strong historical growth, including net sales growth from $171.8 million in 2004 to $332.1 million in 2006, operating income growth from $7.2 million in 2004 to $21.4 million in 2006 and net income growth from $8.0 million in 2004 to $12.9 million in 2006, representing compound annual growth rates of approximately 39%, 73% and 27%, respectively. In the first quarter of 2007, our net sales were $92.0 million, which represents a 21% increase over the first quarter of 2006. Our operating income for the first quarter of 2007 declined to $3.8 million from $5.9 million in the first quarter of 2006, and our net income declined to $2.2 million from $3.6 million for the same periods. Our overall growth has been driven in large part by the opening of 74 stores since January 1, 2003 and our strong comparable store sales performance in each of those periods. On an annual basis, comparable store sales increased 19.0% from 2004 to 2005, and 17.3% from 2005 to 2006. In the first quarter of 2007, comparable store sales increased 8.5% over the first quarter of 2006, which increased 24.1% over the first quarter of 2005.

Our company started in 1994 when Tom Sullivan, the chairman of our board of directors, began selling discounted building materials. In 1996, he identified an opportunity to sell hardwood flooring at “liquidator” prices. Tom observed that traditional home improvement and flooring retailers underserved customers in terms of price, selection, product quality and overall value. Tom began working directly with vendors and mills to provide customers with broad, high-quality assortments at everyday low prices—including premium categories. Since our first retail store opened in 1996, we have developed a national store base. Approximately 80% of our sales are to existing homeowners engaged in remodeling projects, and the remainder are to small independent contractors engaged in remodeling and new home-building projects. In 2004, we moved to our Toano, Virginia distribution center and finishing facility, where we currently finish 75% of our premium Bellawood products. We maintain our in-house finishing capability to ensure product quality and to reduce third-party finishing costs.

We have made a significant investment in developing our national brands, including our portfolio of proprietary product offerings. We believe Lumber Liquidators is now recognized across the United States as a destination for high-quality hardwood flooring at everyday low prices, while our Bellawood brand is known as a premium flooring brand within the industry. Our stores typically consist of a warehouse and an attached showroom located in industrial or commercial areas that have lower rents than traditional retail locations, are accessible from major roadways and have significant visibility to passing traffic. Our average store is approximately 6,000 square feet, of which approximately 800 square feet is devoted to the showroom selling area. We have designed our stores using a visually appealing and distinctive showroom format to enhance the customer experience while demonstrating our low-cost approach to doing business. We employ knowledgeable sales staff who can educate our customers about the product. We believe that our stores reinforce our customers’ belief that they get a good deal when they buy from us.

From 1994 until 2004, Tom Sullivan was our sole shareholder and director. In December 2004, we issued approximately 7.9 million shares of convertible preferred stock to funds managed by TA Associates, Inc., a private equity investment firm, in return for $35.0 million. Immediately prior to the issuance of those shares, which are convertible into shares of common stock on a one-to-one basis, we implemented a 150,000 to 1 stock split to increase the number of common shares held by Tom from 100 to approximately 15.0 million. After completion of the initial public offering, Tom and TA Associates, each of whom is a selling stockholder, will control approximately         % and         % of our outstanding common stock, respectively (or         % and         %, respectively, if the underwriters’ overallotment option is exercised in full), which also reflects the transfer of an estimated              million shares from Tom to Kevin Sullivan pursuant to an existing stock-based compensation agreement between them. During the periods in which Tom was the sole shareholder, we made cash distributions to him from time to time, including amounts to enable him to pay taxes on deemed income during the period when we were an “S” corporation (from inception until December 2004). We distributed $42.6 million in cash to Tom in 2004, including $30.0 million of the proceeds from the sale of the convertible preferred stock (which represented a significant dilution of his ownership interest), $5.0 million to enable him to pay taxes on deemed income and $7.6 million of additional cash. As a result of these transactions, we had a total stockholder’s deficit of $30.2 million as of December 31, 2004, which has steadily improved to a stockholder’s deficit of $2.8 million as of March 31, 2007. We have not made any other cash or equity distributions to our directors, executive officers or other employees in the past three years (other than paying salaries and making equity-based compensation grants in the ordinary course), and no directors, officers or employees other than Tom receive any proceeds from this offering.

Competitive Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competition and will drive our future growth:

•

Attractive Store Economics.    We operate a store model that produces strong returns on investment by combining low capital investment, a small store footprint, minimal staffing and a high average sale of more than $1,700 in 2006. Our average new store across our markets has historically become profitable within three months of beginning operations and returned its initial cash investment within seven months. Our store model targets a pre-tax return on invested capital in excess of 140% for stores open more than three years (including all advertising costs). For the twelve months ended March 31, 2007, we did not have an unprofitable store on a four-wall basis in our portfolio (excluding stores open for less than three months). When measuring profitability on a “four-wall basis,” we take into account the sales and costs of sales at each individual store, as well as the expenses of that store, which include wages and benefits, rent and local advertising. We do not consider national advertising and store support costs, including those related to corporate overhead and our distribution facility, when calculating profitability on a four-wall basis.

•	Appealing Value Proposition. Our value proposition to the customer is a key driver of our business. Important components include:

•

Price.    A fundamental part of our founding philosophy is to provide quality hardwood flooring brands at everyday low prices. We are able to maintain these prices across our product range because we purchase flooring directly from mills and brokers. In addition, we operate a low-cost store model with a “no frills” showroom, limited in-store inventory and locations in industrial or commercial areas that carry lower rent expense than many retail stores.

•

Selection.    We have developed a broad product assortment of domestic and exotic hardwoods sold under proprietary brands that help us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us both to target discrete market segments and to appeal to diverse groups of customers.

•

Quality.    We believe that we have achieved a reputation for quality, and that our proprietary brands are recognized for excellence by our customers. We work directly with our supplier mills and brokers to produce flooring that will meet our high quality standards and we also currently finish 75% of our premium Bellawood products at our state-of-the-art Toano facility. We maintain an in-house inspection and quality control function and enforce strict certification requirements for Bellawood supplier mills. As a result, we offer a 50-year residential warranty on our premier Bellawood brands, which we believe is the industry’s longest.

•

Availability.    Since our founding, we have made it a priority to build long-term relationships with our key supplier mills and brokers. As we have grown, we believe our relationships with our suppliers have strengthened, which we believe helps us ensure our continued access to a broad selection of domestic and exotic hardwood products at attractive prices. We believe that these direct supplier relationships are relatively unique in our industry, and offer us a significant competitive advantage. In addition, we believe our supply chain and centralized inventory at our Toano distribution facility allow us to meet the delivery needs of our customers better than our competitors.

•

Established National Brands.    We believe both Lumber Liquidators and Bellawood are well-known national brands. We have positioned Lumber Liquidators to represent an attractive value proposition to the customer, and believe we offer superior service and hardwood flooring expertise. Based on our market research, we believe that Bellawood, which accounted for approximately one-third of our 2006 net sales, is among the most-recognized brands in our industry. We are committed to supporting our brands and products through diverse national marketing campaigns that reach a wide variety of potential customers. We believe that we benefit from our long-term endorsement relationships with respected and well-known home improvement celebrities such as Bob Vila and Ty Pennington.

•

Integrated Multi-Channel Sales Model.    We have an integrated multi-channel sales model that enables our national store network, call center, website and catalog to work together in a coordinated manner. Our sales strategy emphasizes customer service by providing superior convenience and education tools for our customers to learn about our products and the installation process. We strive to use our various sales channels to make our customers’ transactions easy and efficient.

•

Experienced Management Team with a Proven Track Record.    Our senior management team has extensive experience with publicly traded, high-growth retail companies. We believe our company benefits in particular from the leadership of Tom Sullivan, our founder and the chairman of our board of directors, who is a veteran of the specialty hardwood flooring retail business. Jeff Griffiths, our president and chief executive officer, has more than 30 years of experience in the retail industry and our chief financial officer, Dan Terrell, has more than 15 years of experience working with reporting companies in the retail industry. Over the past 18 months, we have assembled a management team that has extensive experience in the specialty retail and hardline retail industries. Upon completion of this offering, our executive officers and directors will own         % of our company.

Growth Strategy

We intend to continue to increase revenues and profitability by strengthening our position as a leading provider of hardwood flooring within our growing market. Specific elements of our strategy for continued growth include the following:

•

Expand Our Store Base.    The hardwood flooring market is highly fragmented, and we believe there is a significant opportunity to expand our store base. Because of the low capital investment to open new stores and the attractive returns on investment that our stores generate, we intend to continue to expand our store base. We plan to open at least 25 new stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter.

•

Improve Productivity and Efficiency.    We seek to drive productivity through strong comparable store sales performance and by improving operational efficiencies. We expect sales growth will be driven by our investment in our proprietary brands, targeted marketing campaigns and more efficient sales and inventory planning and forecasting, as well as favorable industry trends. In addition, we continue to build on what we believe is our strong track record of consistent store-level execution.

•

Build on Our Core Strengths.    We attribute our success to our focus on and our ability to deliver on our value proposition to the customer, which results from leveraging our strength as a vertically-integrated, low-cost operator. As we continue to increase our revenues by opening new stores and marketing our proprietary brands, we also plan to decrease marginal costs by taking advantage of improving economies of scale in purchasing, leveraging our existing infrastructure and other fixed expenses and optimizing our finishing, distribution and supply chain management.

•

Leverage Our Multi-Channel Sales and Brand Marketing.    We use our advertising and marketing activities and our multiple sales channels to help educate potential customers about hardwood flooring. As customers learn more about hardwood flooring and how best to shop for it, they also learn more about our products and value proposition, which we believe drives customer store visits and purchases of our products. We believe that as we continue to leverage our multi-channel strategy, we will drive repeat customer traffic. We have also made a significant advertising and marketing investment to link our brands to quality and value as well as to establish ourselves as the hardwood flooring experts. As we continue to grow and open more stores, we believe that our marketing and branding activities will become more efficient and targeted. We also believe that our customer acquisition costs will decline on both a per-customer and per-store basis.

Our Market

The hardwood flooring market represents approximately 10% of the overall U.S. floor coverings market. Catalina Research Inc. estimates that the value of U.S. hardwood flooring wholesale sales in 2005 was approximately $2.3 billion (representing retail sales of $4.1 billion), and that the market will grow at a compound annual growth rate of 7.4% through 2011. We believe we will continue to benefit from several key long-term industry trends and characteristics including increased home improvement spending (which is driven by several factors including the aging of existing housing stock, increasing home ownership levels, the increasing average size of homes and favorable demographic trends), the evolution of the hardwood flooring market to include both a wider range of wood species and products that are increasingly easier and less costly to install, and the greater attractiveness of hardwood flooring as industry innovations drive growth and its perceived cosmetic, durability and health advantages.

Risk Factors

We face a number of risks in operating our business, including risks that may prevent us from achieving our business objectives or that may affect our business, financial condition and operating results. You should consider these risks before investing in our company. For example:

•

Dependence on the Economy, Home Remodeling Activity and the Homebuilding Industry.    Our industry is highly dependent on the remodeling of existing homes and new home construction, which depend on factors such as interest rates, tax policy, employment levels, consumer confidence, credit availability, real estate prices, demographic trends, weather conditions, natural disasters and general economic conditions. Market trends or other events that limit discretionary consumer spending, reduce spending on remodeling of existing homes and cause purchases of new homes to decline could adversely affect our operations. For example, Catalina Research, Inc. estimates that U.S. hardwood flooring sales declined by 10.6% in 2006, with a 15.2% decline in square-foot sales in the fourth quarter of 2006, principally as a result of decreased new housing demand.

•

Unpredictability of Future Results.    Our growth strategy, and the investment associated with the development of new stores, may cause our operating results to fluctuate and be unpredictable or decrease our profits. Our future results will depend on factors that include successfully selecting new markets and store locations, negotiating leases on acceptable terms, managing construction, occupancy and operating costs, maintaining the quality of our operations, developing consumer recognition of the quality of our products, meeting customer demand and the continued popularity of hardwood flooring. In addition, as we open more stores, our rate of expansion relative to the size of our store base will decline, newly opened stores may not succeed or may reach profitability more slowly than we expect, and the ramp-up to profitability may become longer in the future.

•

Managing our Growth Effectively.    Our existing management information systems, including our store management systems and financial and management controls, may be unable to support our planned expansion. We will need to continue to enhance these systems, procedures and controls, to hire, train and retain regional managers, store managers and store staff and to integrate newly hired management personnel.

•

Continued Availability of Sufficient Suitable Hardwood.    Some of the hardwood species we sell are scarce, and we cannot be assured of their continued availability. Our ability to obtain an adequate volume and quality of hard-to-find species depends on our suppliers’ ability to furnish those species, which, in turn, could be affected by events such as forest fires, insect infestation, tree diseases, prolonged drought, other adverse weather conditions, changes in government regulations relating to forest management practices and changes to regulations and forest management policies.

•

Reliance on and Relationships with Certain Suppliers.    Our 10 largest suppliers accounted for approximately 63% of our purchases in 2006, and one supplier represented approximately 14% of our purchases and acted as agent for a second supplier that accounted for another 7%. We generally do not have long-term contracts with our suppliers, and they may be unable to supply us in the future due to various factors. In addition, in order to retain the competitive advantage that we believe results from our direct supplier relationships, we need to continue to identify, develop and maintain relationships with qualified mills that can satisfy our high standards for quality and our requirements for hardwood in a timely and efficient manner.

•

Increased Hardwood or Delivery Costs.    The costs of the species of hardwood that we use in our products and delivery costs (particularly fuel costs) can fluctuate due to various factors, and we may not always be able to increase the selling prices of our products in response to increases in those costs.

We also face a number of other risks relating to various aspects of our business and operations, including the possibility of disruptions to our management information systems, call center or website; our ability to hire and retain qualified officers, managers and employees; increasing competitive pressures; problems potentially arising at our single finishing and distribution center; the continued effectiveness of our advertising and product endorsement strategy; and concentrated shareholder ownership. You should carefully consider the risks discussed in “Risk Factors” before deciding to invest in our common stock.

Our Corporate History and Principal Office

We were incorporated in Massachusetts in 1994 as Lumber Liquidators, Inc. In connection with this offering, we will become a Delaware corporation. Our corporate and principal executive office is located at 3000 John Deere Road, Toano, Virginia 23168. Our telephone number is (757) 259-4280, and we maintain a website at www.lumberliquidators.com on which we will post all reports we file with the Securities and Exchange Commission, or the SEC, under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. We also offer information about our premium Bellawood brand on a separate website at www.bellawood.com and about the Ty Pennington collection at www.tyscollection.com. Information on these websites is not, however, a part of this prospectus.

Sources of Market and Industry Data

This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Information regarding the hardwood flooring market is derived from Catalina Research Inc.’s November 2005 Wood Flooring Report and March 2007 Floor Coverings Industry Quarterly Update and other sources identified herein. Information regarding our market position has been derived in part from information in Floor Covering Weekly and Floor Focus magazines. Except where otherwise noted, statements as to our position relative to our competitors or as to market share refer to the most recent available data.

Use of Trademarks and Trade Names

We have a number of registered marks, including Lumber Liquidators®, Bellawood®, 1-800-FLOORING®, the Lumber Liquidators design mark and others, in several jurisdictions including the United States, and we have also applied to register a number of other marks in various jurisdictions. See “Business—Intellectual Property and Trademarks.” This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	Shares

Common stock offered by the selling stockholders	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (based on the midpoint of the range shown on the cover page of this prospectus).

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders include the chairman of our board of directors. See “Use of Proceeds” for more information.

We intend to repay all amounts outstanding under our senior secured loan agreement (approximately $10.8 million as of May 31, 2007) using proceeds from this offering. We intend to use the remainder of the net proceeds of this offering to provide additional long-term capital to support the growth of our business and for general corporate purposes.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	LL

Risk Factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

The number of shares of common stock that will be outstanding after this offering in the table above excludes:

•	shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $ per share, of which were vested as of , 2007.

Except as otherwise noted, all information in this prospectus:

•	reflects a for one split of our common stock in the form of a stock dividend to be effected prior to the consummation of this offering;

•	assumes that the underwriters do not exercise their option to purchase up to additional shares of common stock from the selling stockholders;

•	gives effect to the conversion of 7,952,018 shares of series A convertible preferred stock held by TA Associates that were outstanding prior to this offering into shares of common stock;

•	excludes restricted stock grants of shares of common stock that we intend to grant to certain executive officers and employees at the closing of the initial public offering; and

•

excludes stock option grants that we intend to grant certain directors on the day this offering is priced for sale to the public to purchase              shares of common stock at the initial public offering price.

Summary Financial Data

You should read the data set forth below in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and other financial information included elsewhere in this prospectus. We derived the summary financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and the related notes appearing elsewhere in this prospectus. We derived the summary financial data as of December 31, 2004 from our audited financial statements and the related notes not included in this prospectus. We derived the summary financial data as of and for the years ended December 31, 2002 and 2003 from our unaudited financial statements not included in this prospectus. The summary statements of income data for the three months ended March 31, 2006 and 2007 and the summary balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position for those periods and as of those dates. The summary unaudited financial data for the three months ended March 31, 2007 are not necessarily indicative of our results for the year ending December 31, 2007 and our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2002	2003	2004	2005	2006(1)		2006(1)	2007(1)
	(in thousands, except share and per share amounts)
	(unaudited)	(unaudited)					(unaudited)	(unaudited)
Statement of Income Data
Net sales	$65,382	$100,866	$171,766	$244,947		$332,060	$76,051		$92,022
Cost of sales	43,051	67,870	115,857	158,844		221,931	49,642		61,451

Gross profit	22,331	32,996	55,909	86,103		110,129	26,409		30,571
Selling, general and administrative expenses	17,545	29,566	48,461	67,900		88,716	20,537		26,816
Impairment loss on long-lived assets	—	955	293	—		—	—		—

Operating income	4,786	2,475	7,155	18,203		21,413	5,872		3,755
Interest expense	160	218	429	638		722	167		174
Other (income) expense(2)	(318)	(428)	190	(96)		(368)	(107)		(55)

Income before income taxes	4,944	2,685	6,536	17,661		21,059	5,812		3,636
Provision for income taxes(3)	163	65	(1,450)	6,948		8,161	2,252		1,405

Net income	$4,781	$2,620	$7,986	$10,713		$12,898	$3,560		$2,231

Net income per common share:
Basic	$0.32	$0.17	$0.53	$0.71		$0.86	$0.24		$0.15
Diluted	$0.32	$0.17	$0.51	$0.46		$0.56	$0.15		$0.10
Weighted average common shares outstanding(4):
Basic	15,000,100	15,000,100	15,000,100	15,000,100		15,000,100	15,000,100		15,000,100
Diluted	15,000,100	15,000,100	15,675,477	23,063,174		22,989,403	23,037,415		22,952,118

Pro Forma Income Statement Data(5):
Pro forma net income					$			$
Pro forma net income per common share:
Basic					$			$
Diluted					$			$
Pro forma weighted average common shares outstanding:
Basic
Diluted

(1)	We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (R), Share-Based Payment (“SFAS No. 123(R)”), using the prospective-transition method, effective January 1, 2006.
(2)	Includes interest income.
(3)	Effective December 1, 2004, we elected to be taxed as a “C” corporation for federal and state income tax purposes. Prior to this election, we were not subject to federal or certain state income taxation at the corporation level.
(4)	Share amounts as of December 31, 2002 and 2003 have been adjusted to reflect the December 2004 common stock dividend of 150,000:1 to Tom Sullivan, our founder and chairman of our board of directors.
(5)	The pro forma statement of income data for the year ended December 31, 2006 and three months ended March 31, 2007 were derived from our “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

	As of December 31,					As of March 31,
	2002	2003	2004	2005	2006	2007
	(in thousands)
	(unaudited)	(unaudited)				(unaudited)
Balance Sheet Data
Cash and cash equivalents	$384	$3,073	$3,031	$6,031	$3,965		$5,145
Merchandise inventories	9,501	14,910	22,507	30,009	51,758		63,472
Total assets	13,249	21,017	39,753	55,162	78,020		75,105
Total debt and capital lease obligations, including current maturities	2,555	2,617	12,364	10,360	9,603		8,284
Stock compensation liability	850	2,020	4,958	8,092	9,132		9,534
Redeemable preferred stock	—	—	34,693	34,744	34,795		34,808
Total stockholder’s equity (deficit)	4,260	3,620	(30,242)	(18,775)	(5,468)		(2,814)

Working capital(1)	4,299	5,230	8,091	17,059	29,697		22,107

Pro Forma Balance Sheet Data(2):
Pro forma cash and cash equivalents						$
Pro forma total debt and capital lease obligations, including current maturities						$
Pro forma stock compensation liability						$
Pro forma redeemable preferred stock						$
Pro forma total stockholders’ equity (deficit)						$

(1)    Working capital is defined as current assets minus current liabilities.

(2)    The pro forma balance sheet data as of March 31, 2007 were derived from our “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except % and numbers of stores)
Operating Data
Number of stores open at end of period	25	40	57	76	91	80	93
Comparable store sales increase(1)(2)	NA	22.9%	38.2%	19.0%	17.3%	24.1%	8.5%

Depreciation and amortization	$1,033	$883	$1,157	$2,240	$2,908	$611	$869

Capital expenditures:
New store openings	$22	$112	$225	$352	$225	$51	$88
Other(3)	371	410	6,322	3,975	2,494	503	756

Total capital expenditures	$393	$522	$6,547	$4,327	$2,719	554	844

(1)	Stores are considered comparable on the first day of the thirteenth full calendar month of operation.
(2)	Comparable store sales data is not available for the year ended December 31, 2002 on the same basis as for subsequent periods.
(3)	Consists primarily of expenditures on expenses related to establishing our Toano facility (which opened in 2004), purchases of trailers, leasehold improvements, information technology and warehouse equipment.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before deciding to buy our common stock. Any of the risks we describe below could adversely affect our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment.

Risks Related to Our Business and Industry

The hardwood flooring industry depends on the economy, home remodeling activity, the homebuilding industry and other important factors.

The hardwood flooring industry is highly dependent on the remodeling of existing homes and new home construction. In turn, remodeling and new home construction depend on a number of factors which are beyond our control, including interest rates, tax policy, employment levels, consumer confidence, credit availability, real estate prices, demographic trends, weather conditions, natural disasters and general economic conditions. If:

•	the national economy or any regional or local economy where we operate weakens;

•	interest rates rise;

•	credit becomes less available;

•	regions where we operate experience unfavorable demographic trends;

•	fuel costs or utility expenses increase; or

•	home-price appreciation slows;

that could limit discretionary consumer spending, reduce spending on remodeling of existing homes and cause purchases of new homes to decline. For example, although our net sales increased during 2006, Catalina Research Inc. estimates that U.S. hardwood flooring sales declined by 10.6% in 2006, with a 15.2% decline in square-foot sales in the fourth quarter of 2006, principally as a result of decreased new housing demand. Any one or a combination of these factors could result in decreased demand for hard surface flooring, including in particular premium hardwood flooring, in remodeled and new homes, which would harm our business and operating results.

The planned rapid increase in the number of our stores may make our future results unpredictable.

As of May 31, 2007, we had 98 stores throughout the United States, 74 of which we opened after January 1, 2003. We plan to open 25 stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter. This growth strategy and the investment associated with the development of each new store may cause our operating results to fluctuate and be unpredictable or decrease our profits. Our future results will depend on various factors, including the successful selection of new markets and store locations, our ability to negotiate leases on acceptable terms, management of pre-opening expenses, the quality of our operations, consumer recognition of the quality of our products, our ability to meet customer demand, the continued popularity of hardwood flooring and general economic conditions. In addition, as we open more stores, our rate of expansion relative to the size of our store base will decline. We may not be able to identify suitable store locations in markets into which we seek to expand and may not be able to open as many stores as planned. Consumers in a new market may be less familiar with our brands, and we may need to increase brand awareness in that market through additional investments in advertising. Stores opened in new markets may have higher construction, occupancy or operating costs, or may have lower average store sales, than stores opened in the past. In addition, we may incur higher maintenance costs associated with our strategy of seeking out low-cost store locations than in the past. Newly opened stores may not succeed or may reach profitability more slowly than we expect, and the ramp-up to profitability may become longer in the future as we enter more mid-sized and smaller markets and add stores to larger markets where we already have a presence. Future markets and stores may not be successful and, even if we are successful, our average store sales and our comparable store sales may not increase at historical rates.

Failure to manage our growth effectively could harm our business and operating results.

Our plans call for a significant number of new stores, and increased sales from our website, call center and catalog. Our existing management information systems, including our store management systems and financial and management controls, may be unable to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain regional managers, store managers and store staff. In addition, we have hired a number of senior managers in 2006 and 2007, and execution of our strategy requires that they be integrated effectively. We may not respond quickly enough to the changing demands that our expansion will impose on our management, staff and existing infrastructure. Any failure to manage our growth effectively could harm our business and operating results.

Our ability to produce hardwood flooring, particularly products made of more exotic species, depends on the continued availability of sufficient suitable hardwood.

Our business strategy depends on offering a wide assortment of hardwood flooring to our customers. We sell flooring made from species ranging from domestic maple, oak and pine to imported cherry, ebony, mahogany and teak. Some of these species are scarce, and we cannot be assured of their continued availability, especially of exotic hardwoods that comprise a significant portion of our more profitable products. Our ability to obtain an adequate volume and quality of hard-to-find species depends on our suppliers’ ability to furnish those species, which, in turn, could be affected by many things including events such as forest fires, insect infestation, tree diseases, prolonged drought and other adverse weather conditions. Government regulations relating to forest management practices also affect our suppliers’ ability to harvest or export timber, and changes to regulations and forest management policies, or the implementation of new laws or regulations, could impede their ability to do so. If our suppliers cannot deliver sufficient hardwood and we cannot find replacement suppliers, we would need to curtail finishing of the relevant product lines, which could cause our operating results to deteriorate.

Our dependence on certain suppliers makes us vulnerable to the extent we rely on them.

We rely on a concentrated number of suppliers for the majority of our supply needs. In 2006, one of our suppliers, Sequoia Floorings, accounted for approximately 14% of our purchases, and acted as agent for another of our suppliers, EPI, which accounted for another 7% of our purchases. Including those companies, our top 10 suppliers account for approximately 63% of our purchases in 2006. We generally do not have long-term contracts with our suppliers, and we typically obtain our hardwood supplies on an order-by-order basis, writing orders for future deliveries from 90 to 180 days before delivery. Our suppliers may be unable to supply us in the future due to various factors, which could include political instability in the supplier’s country, a supplier’s financial instability, inability or refusal to comply with applicable laws, trade restrictions or tariffs, insufficient transport capacity and other factors beyond our control. If we can no longer obtain merchandise from our major suppliers, or they refuse to continue to supply us on commercially reasonable terms or at all, and we cannot find replacement suppliers, we could experience a deterioration in our sales and operating results.

If we fail to identify and develop relationships with a sufficient number of qualified mills, our ability to obtain hardwood products that meet our high quality standards could be harmed.

We purchase flooring directly from mills located around the world. We believe that these direct supplier relationships are relatively unique in our industry. In order to retain the competitive advantage that we believe results from these relationships, we need to continue to identify, develop and maintain relationships with qualified mills that can satisfy our high standards for quality and our requirements for hardwood in a timely and efficient manner. The need to develop new relationships will be particularly important as we seek to expand our operations in the future. Any inability to do so could reduce our competitiveness, slow our plans for further expansion and cause our sales and operating results to deteriorate.

Our ability to obtain hardwood from abroad and the operations of many of our international suppliers are subject to risks that are beyond our control and that could harm our operations.

We rely on a select group of international suppliers to provide us with hardwood products that meet our specifications. In 2006, approximately 30% of our product was sourced from Asia, approximately 24% was sourced from South America and approximately 11% was sourced from other locations outside of North America. As a result, we are subject to risks associated with obtaining products from abroad, including:

•	political unrest, terrorism and economic instability resulting in the disruption of trade from foreign countries where our products originate;

•	currency exchange fluctuations;

•

the imposition of new laws and regulations, including those relating to environmental matters; imports, duties, taxes and other charges on exports or imports; labor conditions; quality and safety standards; trade restrictions; and restrictions on funds transfers;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our suppliers are located.

These and other factors beyond our control could disrupt the ability of our suppliers to ship certain products to us cost-effectively or at all, which could harm our operations.

Increased hardwood costs could harm our results of operations.

The cost of the various species of hardwood that we use in our products is important to our profitability. Hardwood lumber costs fluctuate because of changes in domestic and international supply and demand, labor costs, competition, market speculation, product availability, environmental restrictions, government regulation and trade policies, weather conditions, processing and freight costs and delivery delays. We generally do not have long-term supply contracts or guaranteed purchase amounts. As a result, we may not be able to anticipate or react to changing hardwood costs by adjusting our purchasing practices, and we may not always be able to increase the selling prices of our products in response to increases in supply costs. If we cannot address changing hardwood costs appropriately, it could cause our operating results to deteriorate.

Increased delivery costs, particularly those relating to the cost of fuel, could harm our results of operations.

We source merchandise from around the world, and our cost of sales includes the cost of delivery to our Toano facility. In addition, we rely on third-party trucking companies to transport our products from our Toano facility to our stores and from our stores to our customers. If the cost of fuel or other costs, such as import tariffs, rise, it could result in increases in our cost of sales and selling, general and administrative expenses due to additional delivery charges and in the fees transportation companies charge us to transport our products to our stores and customers. We may be unable to increase the price of our products to offset increased delivery charges, which could cause our operating results to deteriorate.

If our management information systems experience disruptions, it could disrupt our business and reduce our sales.

We depend on our management information systems to integrate the activities of our stores, website and call center, to process orders, to respond to customer inquiries, to manage inventory, to purchase merchandise and to sell and ship goods on a timely basis. Our high growth rate creates additional challenges in maintaining and expanding our systems. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. We have identified improvements that we need to make to our internal controls that relate to limiting access to our information systems, which we expect to implement over the next 18 months. Any significant disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed, which could result in delays in the delivery of products to our stores and customers or lost sales. During 2007, we are introducing two new management information systems:

•

In the first quarter of 2007, we upgraded our entire corporate network, including our telephone lines, to an Internet-based network. If our network is disrupted, we may experience delayed communications within our operations and between our customers and ourselves, and may not be able to communicate at all via our network, including via telephones connected to our network.

•

Before the end of 2007, we plan to introduce a new point-of-sale system to improve the tracking of inventory and sales information in all of our stores. If the introduction of this system interferes with our existing system, we could experience disruptions in our ability to stock our stores and fulfill customer orders in a timely manner.

Moreover, we may in the future be unable to develop or acquire technology that meets our needs or those of our customers, or have insufficient resources to make necessary investments in technology. Accordingly, if our information systems are inadequate to handle our growth or if changes in technology cause our information systems to become obsolete, it could disrupt or otherwise harm our operations.

Any disruption of our website or our call center could disrupt our business and lead to reduced sales and reputational damage.

Our website and our call center are integral parts of our integrated multi-channel strategy. Customers use our website and our call center as information sources on the range of products available to them and to order our products, samples or catalogs. Our website in particular is vulnerable to certain risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, security breaches and consumer privacy concerns. If we cannot successfully maintain our website and call center in good working order, it could reduce our sales and damage our reputation.

Our success depends substantially upon the continued retention of certain key personnel.

We believe that our success has depended and continues to depend to a significant extent on the efforts and abilities of our senior management team and our board of directors. Our failure to retain members of that team could impede our ability to build on the efforts they have undertaken with respect to our business. Specifically, the loss of Tom Sullivan, our founder and the chairman of our board of directors, could harm us. Under his guidance, we experienced rapid growth and established ourselves as a leading company in the industry. Tom continues to have an active role in determining our strategic direction and assisting with our day-to-day operations, and we believe that if we no longer had access to his product knowledge and relationships with our suppliers, it would eliminate an important competitive advantage. In addition, the loss of Jeff Griffiths, our president and chief executive officer, or Dan Terrell, our chief financial officer, could harm us, as we rely on their significant experience with reporting companies and the retail industry.

Our success depends upon our ability to attract, train and retain highly qualified managers and staff.

Our success depends in part on our ability to attract, hire, train and retain qualified managers and staff. Buying hardwood flooring is an infrequent event, and the typical consumer has very little knowledge of the range, characteristics and suitability of the products available to them before starting the purchasing process. Therefore, consumers in the hardwood flooring market expect to have sales associates serving them who are knowledgeable about the entire assortment of products offered by the retailer and the process of choosing and installing hardwood flooring. As a result, competition for qualified store managers and sales associates among flooring retailers is intense. We may not succeed in attracting and retaining the personnel we require to conduct our current operations and support our potential future growth. In addition, as we expand into new markets, we may find it more difficult to hire, motivate and retain qualified employees.

Increased competition could cause price declines, decrease demand for our products and decrease our market share.

We operate in the hardwood flooring industry, which is highly fragmented and competitive. We face significant competition from multinational home improvement chains, national and regional flooring specialty chains, Internet-based companies and privately-owned single-site enterprises. We compete on the basis of price, customer service, store location and range, quality and availability of hardwood flooring we offer our customers. Our competitive position is also influenced by the availability, quality and cost of merchandise, labor costs, finishing, distribution and sales efficiencies and our productivity compared to that of our competitors. As we expand into new and unfamiliar markets, we may experience different competitive conditions than in the past.

Some of our competitors are larger organizations, have existed longer, are more diversified in the products they offer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we have. In addition, our competitors may forecast market developments more accurately than we do, develop products that are superior to ours or produce similar products at a lower cost, or adapt more quickly to new technologies or evolving customer requirements than we do. Intense competitive pressures from one or more of our competitors could cause price declines, decrease demand for our products and decrease our market share.

Hardwood flooring may become less popular as compared to other types of floor coverings in the future. For example, our products are made using various hardwood species, including rare exotic hardwood species harvested from rainforests, and concern over the environmental impact of tree harvesting could shift consumer preference towards synthetic or inorganic flooring. In addition, hardwood flooring competes against carpet, vinyl sheet, vinyl tile, ceramic tile, natural stone and other types of floor coverings. If consumer preferences shift towards types of floor coverings other than hardwood flooring, we may experience decreased demand for our products.

All of these competitive factors may harm us and reduce our sales and profits.

Damage, destruction or disruption of our Toano finishing and distribution facility could significantly impede our ability to finish and distribute our products.

We currently finish 75% of all Bellawood products at our Toano finishing facility. In 2006, Bellawood flooring accounted for approximately one-third of our net sales. We also finish small quantities of certain of our other products there. The Toano facility also serves as our distribution center, and approximately 85% of our merchandise passes through this facility before we move it to our stores. The Toano facility also houses our primary computer systems, which control our management information and inventory management systems, and our corporate headquarters. We do not have any other finishing or distribution facilities. If the Toano facility or our inventory held there were damaged or destroyed by fire, wood infestation or other causes, our entire finishing and distribution processes would be disrupted, which could cause significant lost production and delays in delivery. This could impede our ability to stock our stores and deliver products to our customers, and cause our sales and operating results to deteriorate.

Failure to maintain relevant product endorsement agreements and product placement arrangements could harm our reputation and cause our sales to deteriorate.

We have established relationships with well-known and respected home improvement celebrities to evaluate, promote and help establish with consumers the high-quality nature of our products. If these individuals were to stop promoting our products, if we were unable to renew our endorsement contracts with them or if we could not find other endorsers of a similar caliber, our sales and reputation could be harmed. Similarly, any actions that persons endorsing our products may take, whether or not associated with our products, which harm their or our reputations could also harm our brand image with consumers and our reputation, and cause our sales to deteriorate. We also have a number of product placement arrangements with home improvement-related television shows. We rely on these arrangements to increase awareness of our brands, and to enable potential customers to see both what our flooring will look like after installation and the relative ease with which it can be installed. Any failure to continue these arrangements could cause our brands to become less well-known and cause our sales to deteriorate.

Our success depends on the continued effectiveness of our advertising strategy.

We believe that our past success was achieved in part through our successful investment in local and national advertising. We typically locate our stores in industrial or commercial areas that have lower rents than traditional retail locations, but that are generally set some distance from population centers and downtown urban areas. To support this real estate strategy, we have used extensive advertising to encourage customers to drive to our stores. We may need to increase our advertising expense to support our business strategy in the future. In addition, we lease but do not own the rights to 1-800-FLOORING. Although we have an indefinite renewal right under the related contract, it could be terminated in certain circumstances, which could increase our costs until we were able to publicize a new toll-free number. If our advertisements fail to draw customers in the future, or if the cost of advertising or other marketing materials increases significantly, we could experience declines in our sales and operating results.

We have entered into a number of lease agreements with a company controlled by our controlling shareholder, which may make it more difficult to modify or terminate those leases.

We have entered into several agreements with related parties in connection with a significant number of transactions, including leases for our Toano facility, which includes a store location, and 26 of our other store locations as of May 31, 2007. Tom Sullivan is the sole owner of ANO LLC, with which we have in the past entered into most such agreements. In addition, Tom is the sole owner of DORA Real Estate Company, LLC and Wood on Wood Road, Inc., and has a 50% membership interest in BMT Holdings, LLC, and we lease one store location from each of these entities. While we believe that these leases we have signed to date are on fair market terms and that the shareholders’ agreement to which Tom and TA Associates are parties prevents entities affiliated with Tom from setting lease rates above market rates, it may be more difficult for us to modify or terminate those leases in the future, or we may be prevented from doing so by the actions of Tom, who will continue to be a significant shareholder following this offering. See “Certain Relationships and Related Party Transactions—Store Lease Arrangements.”

We will incur non-cash compensation expenses, and may be required to issue shares of common stock, in connection with existing stock-based compensation agreements.

In connection with this offering, Kevin Sullivan, Tom’s brother, who started our western U.S. operations and was our first regional manager, will receive shares of our common stock, to be contributed by Tom and which have been placed in escrow, pursuant to an agreement between Tom and Kevin that we have guaranteed. The number of shares to be delivered depends upon a calculation of the value of our western U.S. sales region. While the agreement provides that the number of shares will be fixed in connection with this offering, if the parties disagree on the calculation, the number of shares may need to be adjusted in the future, which could require us to record an additional non-cash stock compensation liability expense. We do not know what the magnitude would be of any such future non-cash compensation expense. We recorded a non-cash compensation expense relating to this matter of $0.4 million in the first quarter of 2007, $1.0 million in 2006, $3.1 million in 2005 and $2.9 million in 2004, and as of March 31, 2007 carried a short-term liability of $9.5 million on our balance sheet relating to this agreement.

We have also received a demand letter from counsel representing a former senior executive in connection with his resignation of employment. That executive alleges that he terminated his employment for “good reason,” as defined in his employment agreement and our warrant plan which, under the provisions of our warrant plan, could entitle him to shares in an amount equal to up to 1.0% of our outstanding common stock. Although the former executive has not filed a lawsuit or a demand for arbitration, we could be required to issue additional shares of stock in connection with any such action if we were found to be liable for those obligations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and harm our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logo and the names of our brands. If our efforts to protect our intellectual property are inadequate, or if any third party infringes on or misappropriates our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could adversely affect our business and might prevent our brands from achieving or maintaining market acceptance. We may also encounter claims from prior users of similar intellectual property in locales where we operate or intend to operate. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.

We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, state and local authorities, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater and the health and safety of employees. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, that may cause our sales and operating results to deteriorate or otherwise harm our business.

We will incur increased costs and be required to carry out activities we have not previously undertaken as a result of becoming a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and the New York Stock Exchange regulate corporate governance practices of public companies. Complying with these requirements will likely increase our costs and make some activities more time-consuming. For example, we will need to adopt new internal controls and disclosure controls and procedures and create new board committees, and also expect to modify director compensation and possibly to increase the number of directors. We will also incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not previously undertaken. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for 2008 we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. If we identify any issues in complying with those requirements (for example, if a material weakness was identified in our internal control over financial reporting), we could also incur additional costs rectifying those issues, and their existence could impact our reputation or investor perceptions of us or otherwise harm our business. We are currently not aware of any material weaknesses in our internal controls or disclosure controls. In addition, we expect that it will be difficult and expensive to obtain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Common Stock and This Offering

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this initial public offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares that you buy. In addition, the initial public offering price for the common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Tom Sullivan and TA Associates will have the ability to exercise significant influence over us after this offering, and their interests in our business may be different than yours.

All of the issued and outstanding shares of our common stock are currently owned by Tom Sullivan, while TA Associates indirectly beneficially owns all of our outstanding series A convertible preferred stock. Assuming that TA Associates converts all of its preferred stock into common stock and that the underwriters do not exercise their option to purchase additional shares, upon completion of this offering, Tom will control approximately         %, and TA Associates will control approximately         %, of our outstanding common stock, which also reflects the transfer of an estimated          million shares from Tom to Kevin Sullivan pursuant to an equity compensation agreement. Accordingly, each of these parties will be able to exercise significant influence over our business policies and affairs and all matters requiring a stockholders’ vote, including the composition of our board of directors, the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of all or substantially all of our assets. This concentration of ownership could also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without their support. These interests of these stockholders may conflict with yours, and they may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to holders of our common stock or be harmful to our business or other investors.

Our anti-takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.

Our new certificate of incorporation and bylaws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions include a staggered board, the availability of “blank check” preferred stock, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders. Our certificate of incorporation will also provide that Section 203 of the Delaware General Corporation Law, which relates to business combinations with interested stockholders, will apply to us. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.

Our common stock price may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including:

•	our operating performance and the performance of our competitors;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow Lumber Liquidators or other companies in our industry;

•	variations in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current shareholders, including sales of common stock by our directors and executive officers;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies but may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance.

Purchasers in this offering will experience immediate and substantial dilution.

Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately upon completion of this offering. As a result, investors purchasing our common stock in this offering will incur immediate dilution of $             per share. The exercise of outstanding options and future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering.

Future sales of our common stock, or the perception that such sales may occur, could cause our stock price to fall.

Sales of substantial amounts of our common stock in the public market after the consummation of this offering, or the perception that such sales may occur, could harm the market price of our common stock and could materially impair our ability to raise capital in the future through offerings of our common stock.

We, our executive officers and directors and the selling stockholders have agreed, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options outstanding under existing option plans. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release any of these shares from these restrictions at any time without notice.

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock upon completion of this offering.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant. See “Dividend Policy.”

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include, without limitation:

•	our ability to continue to increase comparable store sales;

•	our ability to add new stores;

•	our ability to manage our growth effectively;

•	our ability to develop and maintain effective internal controls;

•	increased competition causing us to reduce the prices of our products or to increase significantly our marketing efforts in order to avoid losing market share;

•	changes in consumer preferences or the reduction in demand for hardwood flooring;

•	our ability to accurately forecast consumer demand for our products;

•	failure of our suppliers to produce or deliver merchandise to us in a timely or cost-effective manner;

•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

•	the availability and effective operation of management information systems and other technology;

•	our ability to attract and maintain the services of our senior management and key employees; and

•	changes in general economic or market conditions, including as a result of political or military unrest or terrorist attacks.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of common stock in this offering, after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, will be approximately $             million (based on the midpoint of the range shown on the cover page of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders. In addition, we will not participate in the sale of additional shares relating to the underwriters’ option to purchase additional shares from the selling stockholders. The chairman of our board of directors is selling shares of common stock in this offering. See “Principal and Selling Stockholders.”

We intend to repay all amounts outstanding under our senior secured loan agreement (approximately $10.8 million as of May 31, 2007) using proceeds from this offering. Both the term loan portion of our senior secured loan agreement, which is scheduled to mature in 2011, and the revolving facility portion of our senior secured loan agreement bear interest at a per annum rate approximately equal to one-month LIBOR plus 0.90%, or 6.2%, as of May 31, 2007. We currently intend to use any future borrowings under the loan agreement for working capital purposes.

After repayment in full of the amounts outstanding under our senior secured loan agreement, we intend to use the remainder of the net proceeds of the offering to provide additional long-term capital to support the growth of our business and for general corporate purposes. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our expansion efforts; sales, advertising and marketing activities and our need to expand our finishing and distribution facility. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $             million. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

In connection with our sale of shares of our series A convertible preferred stock to TA Associates in December 2004, we implemented a 150,000 to 1 stock split relating to our common stock, which we effected by means of a stock dividend to our sole shareholder, Tom Sullivan, our founder and chairman of our board of directors. The stock split was effected prior to the transaction in order to increase the number of common shares held by Tom from 100 to approximately 15.0 million. The stock split was effected in order to ensure that Tom would continue to hold an appropriate percentage of our common stock upon conversion of the convertible preferred stock held by TA Associates, and the extent of the split was determined in connection with the sale of shares of preferred stock (which is convertible into common stock on a one-to-one basis). We distributed 15,000,000 shares to Tom in connection with the stock split. We also distributed $42.6 million in cash to Tom in 2004, including $30.0 million of the proceeds from the sale of the convertible preferred stock (which represented a significant dilution of his ownership interest), $5.0 million to enable him to pay taxes on deemed income during the period we were an “S” corporation and $7.6 million of additional cash. We retained cash not distributed to Tom from the sale of our series A convertible preferred stock to provide us with sufficient capital for operating liquidity. Tom, as our sole shareholder and sole director, approved both the stock split and the cash distributions.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on both an actual basis and on a pro forma basis to reflect:

•

the sale by us of common stock in this offering, based on an assumed initial public offering price of $             per share (the midpoint of the range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment of all amounts outstanding under our senior secured loan agreement (approximately $7.9 million as of March 31, 2007);

•	the conversion of 7,952,018 shares of series A convertible preferred stock held by TA Associates that were outstanding prior to this offering into shares of common stock;

•	the grant of shares of restricted common stock to certain executive officers and employees, reflecting shares that we intend to grant to such persons at the closing of the initial public offering;

•

the expected satisfaction of the stock compensation liability associated with the variable performance equity agreement between Tom Sullivan and Kevin Sullivan, which includes a guarantee by us, through the transfer of shares of common stock from Tom to Kevin; and

•	the non-cash compensation expense associated with the regional manager stock unit plan and acceleration of non-cash compensation expense under the 2004 and 2006 stock option plans.

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information” as well as the audited financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma
	(in millions, except share amounts)
Cash and cash equivalents	$5.1

Total debt and capital lease obligations, including current maturities	$8.3
Redeemable preferred stock	34.8	—

Stockholders’ equity (deficit):
Common stock, no par value, 35,000,000 shares authorized, 15,000,100 issued and outstanding; shares authorized, issued and outstanding, pro forma	—
Additional capital	1.7
Retained earnings (deficit)	(4.5)

Total stockholders’ equity (deficit)	(2.8)

Total capitalization	$40.3

DILUTION

If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of our common stock following this offering. As of March 31, 2007, our net tangible book value was approximately $(3.9) million, or $             per share of common stock. Net tangible book value per share equals total tangible assets minus total liabilities and the series A convertible preferred stock divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of March 31, 2007 would have been approximately $             million, or $             per share of common stock, after giving effect to:

•

the sale by us of common stock in this offering, based on an assumed initial public offering price of $         per share (the midpoint of the range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment of all amounts outstanding under our senior secured loan agreement (approximately $7.9 million as of March 31, 2007);

•	the conversion of 7,952,018 shares of series A convertible preferred stock held by TA Associates that were outstanding prior to this offering into shares of common stock;

•

the expected satisfaction of the stock compensation liability associated with the variable performance equity agreement between Tom Sullivan and Kevin Sullivan, which includes a guarantee by us, through the transfer of shares of common stock from Tom to Kevin; and

•	the non-cash compensation expense associated with the regional manager stock unit plan and acceleration of non-cash compensation expense under the 2004 and 2006 stock option plans.

This represents an immediate increase in the net tangible book value of $             per share to existing stockholders and an immediate dilution in the net tangible book value of $             per share to the investors who purchase our common stock in this offering at the initial offering price. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value. The following table illustrates this per-share dilution:

Initial public offering price per share
Net tangible book value per share as of March 31, 2007
Increase in net tangible book value per share attributable to this offering
Decrease in net tangible book value per share attributable to conversion of the series A convertible preferred stock

Pro forma net tangible book value per share after this offering

Dilution per share to new investors in this offering

The following table summarizes, on a pro forma basis, as of March 31, 2007, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an initial public offering price of $             per share (the midpoint of the range shown on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors

Total

The share information in the tables above excludes:

•	shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $ per share, of which were vested as of , 2007;

•	restricted stock grants of shares of common stock that we intend to grant to certain executive officers and employees at the closing of the initial public offering; and

•	stock option grants that we intend to grant certain directors on the day this offering is priced for sale to the public to purchase shares of common stock at the initial public offering price.

If outstanding options are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma balance sheet as of March 31, 2007 gives pro forma effect to the following transactions as if they each occurred on March 31, 2007 and the unaudited pro forma income statement for the year ended December 31, 2006 and for the three months ended March 31, 2007 gives pro forma effect to the following transactions as if they occurred on January 1, 2006:

•

the sale by us of common stock in this offering, based on an assumed initial public offering price of $             per share (the midpoint of the range shown on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment of all amounts outstanding under our senior secured loan agreement;

•	the conversion of 7,952,018 shares of series A convertible preferred stock held by TA Associates that were outstanding prior to this offering into shares of common stock;

•	the grant of shares of restricted common stock to certain executive officers and employees, reflecting shares that we intend to grant to such persons at the closing of the initial public offering;

•	stock option grants that we intend to grant certain directors on the day this offering is priced for sale to the public to purchase shares of common stock at the initial public offering price;

•

the expected satisfaction of the stock compensation liability associated with the variable performance equity agreement between Tom Sullivan and Kevin Sullivan, which includes a guarantee by us, through the transfer of shares of common stock from Tom to Kevin; and

•	the non-cash compensation expense associated with the regional manager stock unit plan and acceleration of non-cash compensation expense under the 2004 and 2006 stock option plans.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated nor do they purport to project our results of operations for any future period.

You should read our unaudited pro forma financial statements and the accompanying notes in conjunction with all of the historical financial statements and related notes included in this prospectus and other financial information appearing elsewhere in this prospectus, including information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Lumber Liquidators, Inc.

Unaudited Pro Forma Balance Sheet

(in thousands)

	As of March 31, 2007
	Actual	Offering Adjustments	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$5,145
Merchandise inventories	63,472
Prepaid expenses	4,080
Other current assets	2,408

Total current assets	75,105

Property and equipment, net	9,307
Deferred income taxes	4,075
Other assets	2,507

Total assets	$90,994

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$20,819
Customer deposits and store credits	9,566
Stock compensation liability	9,534
Accrued compensation	2,342
Other current liabilities	8,455
Current portion of long-term debt	2,076
Current portion of capital lease obligations	206

Total current liabilities	52,998

Long-term debt	5,972
Capital lease obligations	30

Redeemable preferred stock	34,808

Stockholders’ equity (deficit)	(2,814)

Total liabilities and stockholders’ equity (deficit)	$90,994

See accompanying notes to unaudited pro forma balance sheet

Notes to Unaudited Pro Forma Balance Sheet

Set forth below are the estimated sources and uses of funds pertaining to this offering.

Sources	(in thousands)
Proceeds from offering of common stock, net of estimated fees and expenses

Total sources

Uses
Repayment of all amounts outstanding under our senior secured loan agreement (approximately $7.9 million as of March 31, 2007)
Cash available for general corporate purposes

Total uses

This offering is expected to raise proceeds of $             million (net of estimated fees and expenses, and based on the midpoint of the range shown on the cover page of this prospectus) to us. Had the offering occurred on March 31, 2007, it would have had the following effect on our balance sheet:

•	Cash and cash equivalents would have increased by the cash available for general corporate purposes.

•	Debt would have decreased as the proceeds would have been used to repay $7.9 million under our senior secured loan agreement.

•

Stock compensation liability of $9.5 million associated with the variable performance equity agreement would be converted to stockholders’ equity with the expected transfer of shares of common stock from Tom Sullivan to Kevin Sullivan.

•	The liability related to the series A convertible preferred stock would become stockholders’ equity upon conversion to shares of common stock.

•

The increase in stockholders’ equity of $             million would have been attributable to $             million in proceeds needed to repay our senior secured loan agreement and $             as a result of tax benefits associated with stock-based compensation.

Lumber Liquidators, Inc.

Unaudited Pro Forma Statement of Income

(in thousands)

	Year Ended December 31, 2006			Three Months Ended March 31, 2007
	Actual	Offering Adjustments(1)	Pro Forma	Actual	Offering Adjustments(1)	Pro Forma
Net sales	$332,060			$92,022
Cost of sales	221,931			61,451

Gross profit	110,129			30,571

Selling, general and administrative expenses	88,716			26,816

Operating income	21,413			3,755

Interest expense	722			174
Other (income) expense(2)	(368)			(55)

Income before income taxes	21,059			3,636
Provision for income taxes	8,161			1,405

Net income	$12,898			$2,231

Net income per common share(3):
Basic	$0.86			$0.15
Diluted	$0.56			$0.10
Weighted average common shares outstanding:
Basic	15,000,100			15,000,100
Diluted	22,989,403			22,952,118

See accompanying notes to unaudited pro forma statement of income

Notes to Unaudited Pro Forma Statement of Income

(1)	Reflects the following adjustments:

(a)	Elimination of interest expense incurred since January 1, 2006 from our borrowings under the senior secured loan agreement.

(b)	Application of the appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate, 38.8% in 2006.

(c)	Adjustment of the stock compensation expense in 2006 associated with the variable performance equity agreement between Tom Sullivan and Kevin Sullivan, which includes a guarantee by us.

(d)	Increased stock compensation expense related to the acceleration of certain stock option agreements and the triggering event for the Regional Manager Stock Unit Plan.

(e)	Restricted stock grants of shares of common stock that we intend to grant to certain executive officers and employees at the closing of the initial public offering.

(f)	Stock option grants that we intend to grant certain directors on the day this offering is priced for sale to the public to purchase shares of common stock at the initial public offering price.

A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change the stock compensation liability expense associated with the agreement between Tom Sullivan and Kevin Sullivan by $             and the non-cash compensation expense associated with the regional manager stock unit plan by $            .

(2)	Includes interest income.

(3)	Pro forma basic and diluted net income per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period and include the effect of issuing additional shares of common stock at a price of $ per share in this offering.

The following table summarizes the pro forma effect to our earnings per share (EPS):

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
Pro forma (unaudited) weighted average common shares outstanding, including preferred stock conversion to common stock
Effect of shares issued

Pro forma weighted average common shares outstanding including effect of shares issued
Dilutive effect of stock options

Pro forma weighted average common shares and dilutive securities outstanding

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and other financial information included elsewhere in this prospectus. We derived the selected financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and the related notes appearing elsewhere in this prospectus. We derived the selected financial data as of December 31, 2004 from our audited financial statements and the related notes not included in this prospectus. We derived the selected financial data as of and for the years ended December 31, 2002 and 2003 from our unaudited financial statements not included in this prospectus. The selected statements of income data for the three months ended March 31, 2006 and 2007 and the selected balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position for those periods and as of those dates. The selected unaudited financial data for the three months ended March 31, 2007 are not necessarily indicative of our results for the year ending December 31, 2007 and our historical results are not necessarily indicative of our results for any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006(1)	2006(1)	2007(1)
	(in thousands, except share and per share amounts)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Income Data
Net sales	$65,382	$100,866	$171,766	$244,947	$332,060	$76,051	$92,022
Cost of sales	43,051	67,870	115,857	158,844	221,931	49,642	61,451

Gross profit	22,331	32,996	55,909	86,103	110,129	26,409	30,571
Selling, general and administrative expenses	17,545	29,566	48,461	67,900	88,716	20,537	26,816
Impairment loss on long-lived assets	—	955	293	—	—	—	—

Operating income	4,786	2,475	7,155	18,203	21,413	5,872	3,755
Interest expense	160	218	429	638	722	167	174
Other (income) expense(2)	(318)	(428)	190	(96)	(368)	(107)	(55)

Income before income taxes	4,944	2,685	6,536	17,661	21,059	5,812	3,636
Provision for income taxes(3)	163	65	(1,450)	6,948	8,161	2,252	1,405

Net income	$4,781	$2,620	$7,986	$10,713	$12,898	$3,560	$2,231

Net income per common share:
Basic	$0.32	$0.17	$0.53	$0.71	$0.86	$0.24	$0.15
Diluted	$0.32	$0.17	$0.51	$0.46	$0.56	$0.15	$0.10
Weighted average common shares outstanding(4):
Basic	15,000,100	15,000,100	15,000,100	15,000,100	15,000,100	15,000,100	15,000,100
Diluted	15,000,100	15,000,100	15,675,477	23,063,174	22,989,403	23,037,415	22,952,118

(1)	We adopted the provisions of SFAS 123 (R), using the prospective-transition method, effective January 1, 2006.
(2)	Includes interest income.

(3)	Effective December 1, 2004, we elected to be taxed as a “C” corporation for federal and state income tax purposes. Prior to this election, we were not subject to federal and certain state income taxation at the corporation level.
(4)	Share amounts as of December 31, 2002 and 2003 have been adjusted to reflect the December 2004 common stock dividend of 150,000:1 to Tom Sullivan, our founder and chairman of our board of directors.

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006
	(in thousands)
	(unaudited)	(unaudited)				(unaudited)
Balance Sheet Data
Cash and cash equivalents	$384	$3,073	$3,031	$6,031	$3,965	$5,145
Merchandise inventories	9,501	14,910	22,507	30,009	51,758	63,472
Total assets	13,249	21,017	39,753	55,162	78,020	75,105
Total debt and capital lease obligations, including current maturities	2,555	2,617	12,364	10,360	9,603	8,284
Stock compensation liability	850	2,020	4,958	8,092	9,132	9,534
Redeemable preferred stock	—	—	34,693	34,744	34,795	34,808
Total stockholder’s equity (deficit)	4,260	3,620	(30,242)	(18,775)	(5,468)	(2,814)

Working capital(1)	4,299	5,230	8,091	17,059	29,697	22,107

(1)	Working capital is defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause these differences include those described under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

Lumber Liquidators is the largest specialty retailer of hardwood flooring in the United States, based on total sales. We offer an extensive selection of premium hardwood flooring products from more than 25 domestic and exotic wood species under multiple proprietary brands, together with a broad assortment of flooring enhancements and installation accessories, at everyday low prices that appeal to a diverse customer base. We purchase flooring directly from supplier mills and brokers, thereby avoiding mark-ups by distributors. As of May 31, 2007, we sold our products through 98 Lumber Liquidators stores in 40 states, a call center, our website and a catalog. Our low-cost store model utilizes a “no frills” showroom with limited in-store inventory. We currently finish 75% of our premium Bellawood products at our Toano finishing line and distribution center to ensure product quality and to reduce third-party finishing costs. Approximately 85% of our merchandise passes through this facility before we move it to our stores. We believe that our vertically integrated business model enables us to offer a broad assortment of high-quality products to our customers at a lower cost than our competitors.

The growth in our net sales has been driven by new store openings and our strong comparable store sales performance. In the period from January 1, 2003 to May 31, 2007, we opened 74 stores, 69 of which were open as of March 31, 2007, representing more than two-thirds of our total store base. Our gross profit is driven primarily by the cost of acquiring the products we sell from our suppliers, but also includes inbound transportation costs from those suppliers to our distribution center or stores, customs and duty charges, transportation charges from our distribution center to our stores and the cost of delivering product purchases to the customer. Our most significant operating expenses have historically been our advertising expenses and our labor costs. Our advertising costs have generally declined as a percentage of net sales as we have expanded, but may vary from quarter to quarter with shifts in marketing strategy and the timing of our marketing campaigns. Our labor costs have also declined as a percentage of net sales, while increasing in absolute terms as a result of our investment in the store support infrastructure, including enhancements to our management team. We expect that our aggregate operating expenses will decline as a percentage of our net sales as we implement our growth strategy and our business continues to grow.

In late 2005, we began a two-year program to implement various initiatives to improve our infrastructure and to position our business to support sustainable growth and profitability in the future. These initiatives included:

•

Investing in our infrastructure.    In response to the rapid growth in the number of new store locations that began in 2003, we slowed the pace of new store openings in 2006 to focus on expanding our store support infrastructure. As part of this process, we have assembled an experienced executive team to manage our day-to-day operations and reinforce the foundation that will enable us to achieve our long-term growth objectives. In September 2006, we hired our chief executive officer, and our founder transitioned to become the chairman of our board of directors, where he remains actively involved developing and executing our marketing strategy, and enhancing the relationships with our supplier mills and brokers. During 2006 and 2007, we also hired several individuals with significant experience in the specialty retail industry, including a new chief information officer, a new senior vice president of store operations and a senior vice president of merchandising. We have also expanded our management structure by adding senior vice presidents of direct marketing and advertising and e-commerce and a general counsel. We have also restructured our regional operations by increasing the number of regional managers from eight to 14 to support future growth and assist in maintaining pricing and cost discipline.

•

Expanding product assortment and improving our ability to meet customer requirements.    We have expanded our product offerings to include a broader assortment of key product lines, including engineered hardwoods and solid hardwoods by Dura-Wood. We believe that presenting customers with a broader assortment of products with narrower price point differentials encourages customers to “trade up” to our premium products. We have also increased our emphasis on moldings and accessories, which enable us to make valuable add-on sales. In addition, we refined our merchandising strategy to optimize inventory levels through purchasing and logistics efforts to best match product availability with customers’ varying delivery needs.

Although the hardwood flooring market is projected to experience long-term growth, estimated at a compound annual growth rate of 7.4% through 2011, Catalina Research Inc. estimates that U.S. hardwood flooring sales declined by 10.6% in 2006, with a 15.2% decline in square-foot sales in the fourth quarter of 2006. Similar declines were estimated across most types of flooring, and were due in particular to decreased new housing demand. Despite these market declines, however, our net sales increased 36% in 2006. See “Business—Our Market.” Although the majority of our sales are to consumers engaged in remodeling projects, a decline in new housing demand could cause a decline in remodeling or remodeling activity could decline for other reasons. See “Risk Factors—Risks Relating to Our Business and Industry—The hardwood flooring industry depends on the economy, home remodeling activity, the homebuilding industry and other important factors.” We believe that we will continue to benefit from several key long-term industry trends and characteristics, including increased home improvement spending resulting from aging housing stock, increasing home ownership, increasing average home size and favorable demographic trends—as well as the expansion and evolution of the hardwood flooring market and the greater perceived attractiveness of hardwood flooring among consumers.

Assessing the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures we use to determine how our business is performing are net sales and comparable store sales. Some of the operational metrics that we consider in evaluating net sales include our sales mix, future demand as measured by open orders and the related customer deposits, the average number of days an order/customer deposit is outstanding, requests for samples and catalogs, new store performance levels and our new store pipeline. In assessing the overall performance of our business, we also consider gross profit and selling, general and administrative expenses.

Net Sales

We derive net sales primarily from sales of solid and engineered hardwood, laminate, bamboo and cork flooring products, moldings and flooring accessories made through our stores, call center, website and catalog. Net sales include freight costs billed to customers and are net of any returns by customers. Net sales from customer orders placed through the call center, our website or our catalog are recorded by the store where the customer picks up the merchandise or schedules delivery. Several factors affect our net sales in any period, including the number of stores in operation and comparable store sales for any given store or group of stores, which can be influenced by our operational effectiveness, pricing, marketing and promotional efforts, brand recognition levels, local competition and trade area demographics.

Growth In Our Store Base.    We opened 17 stores in 2004, 19 stores in 2005 and 16 stores in 2006, which contributed substantially to the growth of our net sales in those years. In 2006, we slowed the increase in new store locations as we expanded our store support infrastructure to better facilitate sustainable growth of both our net sales and gross margin. As of May 31, 2007, we had opened seven new stores (two in the first quarter) and had signed leases for eight additional stores during 2007. We plan to open at least 25 new stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter. The cost required to open a typical new store is approximately $240,000, of which inventory, net of trade payables, represents approximately $190,000. Our new stores have historically opened with an initial ramp-up period typically lasting from 36 to 48 months or more, during which they generated sales below the levels at which we expect them to normalize. Our average new store across our markets has, however, historically become profitable within three months of beginning operations and returned its initial cash investment within seven months. See “Risk Factors—Risks Related to Our Business and Industry—The planned rapid increase in the number of our stores may make our future results unpredictable.”

Comparable Store Sales.    The other important driver of growth in our net sales has been increased comparable store sales, which accounted for a substantial portion of our historical net sales growth. Stores enter the comparable store base on the first day of the thirteenth full calendar month after they open. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends and our ability to anticipate and respond effectively to changes therein;

•	changes in our overall merchandise sales mix and changes in our sales mix with respect to each of our sales channels;

•	pricing;

•	the timing of our promotional events;

•	competition;

•	our ability to source and distribute products efficiently;

•	the number of stores we open or close in any period; and

•	weather and other climatological effects.

We believe that future comparable store sales will likely increase at rates slower than those achieved over the past several years, due to increases in baseline store volumes and an increase in the number of new stores opened in existing markets, which tend to open at a higher base level of sales. See “Risk Factors—Risks Related to Our Business and Industry—Failure to manage our growth effectively could harm our business and operating results.”

Gross Profit and Gross Margin

Gross profit is equal to our net sales minus our cost of sales, and gross margin is equal to gross profit as a percentage of net sales. Our gross profit has historically been affected by, among other things:

•	our sales volumes and the margins on products we sell;

•	the mix of our products sold and the related cost of that merchandise, including in particular the cost of hardwood and other flooring products and accessories;

•	transportation costs, both from our suppliers to our distribution center or stores and from our distribution center to our stores, which may vary with factors such as fuel costs;

•	customs and duty charges on international purchases;

•	the cost of third-party carrier services providing customer deliveries;

•	in-house finishing costs, particularly for our Bellawood brand;

•	the costs of providing samples requested by our customers;

•	inventory adjustments, including shrinkage;

•	the extent of any mark-downs and the volume of inventory impacted by sales and promotional events; and

•	competition.

We try to minimize the volatility of hardwood prices—which represents the largest portion of our cost of sales—by relying on our close relationships with our suppliers and utilizing our financial flexibility to establish beneficial payment terms. Generally, we strive to match merchandise purchase lead times with anticipated demand to maximize sustainable gross margins, and those lead times currently range by product from approximately 90 to 180 days.

We work to improve gross profits and gross margin on an ongoing basis through inventory management improvements, logistics alternatives, pricing levels, promotional activities and vendor relationships, among other things. Several of our recent initiatives to position our business for more effective future growth have also had a significant impact on our gross margins, and we continue to assess various opportunities. We continually review our inventory levels and sales mix on a regular basis to identify slow-moving merchandise and products which do not meet our quality standards and cannot be sold at full price, and generally use promotional events and mark-downs to clear that inventory. We believe that, taken together, the changes we have made and intend to implement should enable us to sustain and gradually increase our gross margins in future periods. Our gross profits and gross margins may not be comparable to other companies that record different costs as components of cost of sales.

Selling, General, Administrative and Other Operating Expenses

Advertising Expenses.    The largest component of our selling, general and administrative (“SG&A”) expenses is advertising expenses at the national, regional and local level, as well as costs associated with publishing our catalogs and maintaining our website. We have made a significant investment in advertising to develop our national brands, including our portfolio of proprietary product offerings. We believe Lumber Liquidators is now recognized across the United States as a destination for high-quality hardwood flooring at everyday low prices. We have historically focused on national advertising, including buying ads in national publications, using targeted television advertising, co-sponsoring television shows, advertising on syndicated radio programs and sports marketing. In the future, we expect to place greater focus on local advertising to support targeted store growth and in connection with new store openings while maintaining appropriate levels of national advertising. As we open more stores we expect to see greater returns on our investment in national advertising as more stores open near potential customers who have already been introduced to our brands. In addition, while our advertising costs may vary from quarter to quarter with shifts in marketing strategy and the timing of our marketing campaigns, we believe that the percentage of our net sales devoted to marketing and advertising will generally decline as we continue to grow. See “Risk Factors—Risks Relating to Our Business and Industry—Our success depends on the continued effectiveness of our advertising strategy.”

Labor Costs.    The second-largest component of our SG&A expenses is expenses relating to employees, consisting principally of salaries, commissions and benefits paid to employees in our stores—which increase as we open more stores—and employees in our distribution facility and headquarters—which should increase more slowly as we grow. Most of our labor costs relate to staff at our stores and our distribution facility. However, labor costs have recently increased significantly as we improved our store support strategies and operational infrastructure, positioning our business for more effective and sustainable future growth. We believe that the percentage of our net sales devoted to labor costs will generally decline as we continue to grow.

Other Expenses.    Our SG&A expenses also include occupancy costs for our stores, warehouse and headquarters (including rent, utilities, real estate taxes and maintenance charges); costs relating to our delivery fleet (including payroll and maintenance); equity compensation expenses; credit and debit card discount and processing fees; depreciation and amortization; bank fees; legal and professional fees; and other corporate and administrative functions that support our stores. SG&A expenses also include store opening costs, which we expense as they are incurred. In 2004, our operating expenses also included an impairment loss on long-lived assets relating to the relocation of our finishing line and corporate headquarters to Toano.

Other Factors Affecting Our Results

Equity Compensation Expenses

We maintain three equity compensation plans: a stock option plan for executive management; a stock option plan for non-employee members of our board of directors; and a stock unit plan for regional store management. We have not recorded any compensation expense relating to the stock unit plan because those options would have expired without value unless an IPO or sale event occurs before 2011. In addition, we intend to make restricted stock grants to certain executive officers and employees at the closing of the initial public offering. In connection with this offering, we expect to incur a charge of approximately $             million (based on the midpoint of the range shown on the cover page of this prospectus) in the quarter of 2007 in which this transaction closes relating to the stock unit plan, the restricted stock grant and acceleration of options under the 2004 and 2006 stock option plans.

We are also party to a stock-based agreement between Tom Sullivan and Kevin Sullivan, Tom’s brother, who started our western U.S. operations and was our first regional manager, pursuant to which we generally guarantee Tom’s cash payment obligation under the agreement. We account for that agreement as a variable performance plan. Under that agreement, as amended in August 2005, Kevin has the right to a fixed ownership percentage of Lumber Liquidators, Inc. on a fully diluted basis, plus an additional ownership percentage based on certain performance criteria. This right is exercisable for shares of common stock, to be contributed by Tom and which have been placed in escrow, in conjunction with an IPO or sales event. Kevin’s right under the plan will be considered to be exercised in full immediately prior to the completion of the initial public offering and, accordingly, we do not expect to record any future charges relating to this plan other than a charge in connection with the IPO of $             (based on the midpoint of the range shown on the cover page of this prospectus) in the quarter of 2007 in which this transaction closes. Before the agreement was amended in August 2005, we recorded stock-based compensation expense based on Kevin having earned a 5% ownership interest on a fully diluted basis (in conformity with the terms of that agreement). We recorded stock-based compensation expense relating to the agreement of $0.4 million in the first quarter of 2007, $1.0 million in 2006, $3.1 million in 2005 and $2.9 million in 2004, and carried a short-term liability on our balance sheet relating to the agreement of $9.5 million at March 31, 2007. See “Risk Factors—Risks Relating to Our Business and Industry—We will incur non-cash compensation expenses, and may be required to issue shares of common stock, in connection with existing stock-based compensation agreements.” A $1 change, up or down, between the price set forth above and the price of stock on the trading day before the closing of this offering would change the non-cash compensation expense associated with the agreement between Tom Sullivan and Kevin Sullivan by $            .

In addition, we had an employment agreement and a stock warrant plan with a former senior executive (who resigned on May 31, 2006). The former executive alleges that he terminated his employment for “good reason,” as defined in his employment agreement and the warrant plan. Under the provisions of his employment agreement, his termination for “good reason” could entitle him to up to two years of wages and benefits, while under the provisions of the warrant plan, he could be entitled to shares in an amount equal to up to 1.0% of our outstanding common stock. Stock-based compensation expenses under this plan for 2005 and 2004 were reversed in 2006 upon separation, with an offset to additional capital. See “Business—Litigation.”

For additional information regarding our equity compensation plans, see “Management—Executive Compensation” and Note 7 to our financial statements.

Income Taxes

Effective December 1, 2004, we elected to be taxed as a “C” corporation for federal and state income tax purposes, and we have provided for income taxes since that date. The effect of initially recognizing deferred tax assets and liabilities related to this change in tax status was included in the provision for income taxes for 2004. We were not subject to federal and certain state income taxation at the corporation level prior to that election. Our effective tax rate will vary based on state-tax allocations and future tax minimization strategies in future periods.

Results of Operations

The following tables set forth components of our results of operations for the periods indicated, both in dollars and as a percentage of net sales.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(in millions)
Net sales	$171.8	$244.9	$332.1	$76.1	$92.0
Comparable sales increase from prior year	38.2%	19.0%	17.3%	24.1%	8.5%
Number of stores opened in period	17	19	16	4	2
Cost of sales	115.9	158.8	221.9	49.6	61.5
Gross profit	55.9	86.1	110.1	26.4	30.6
SG&A expenses	48.5	67.9	88.7	20.5	26.8
Operating income	7.2	18.2	21.4	5.9	3.8
Net income(1)	8.0	10.7	12.9	3.6	2.2

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(% of net sales)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	67.5%	64.8%	66.8%	65.3%	66.8%
Gross profit	32.5%	35.2%	33.2%	34.7%	33.2%
SG&A expenses	28.2%	27.7%	26.7%	27.0%	29.1%
Operating income	4.2%	7.4%	6.4%	7.7%	4.1%
Net income(1)	4.6%	4.4%	3.9%	4.7%	2.4%

(1)	Effective December 1, 2004, we elected to be taxed as a “C” corporation for federal and state income tax purposes. Prior to this election, we were not subject to federal and certain state income taxation at the corporation level.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Net Sales.    Net sales increased approximately $16.0 million, or 21.0%, to $92.0 million in the first quarter of 2007 from $76.1 million in the first quarter of 2006. This increase was primarily driven by an increase of $6.4 million, or 8.5%, in comparable store sales, and by a $9.6 million increase in non-comparable net sales at the 14 stores opened during the twelve-month period ended March 31, 2007, partially offset by the closing of one store in May 2006. Comparable store sales increases were driven primarily by the continued maturation of stores in operation for 13 to 36 months, where net sales increased $4.8 million, or 20.9%, and generally strong consumer demand for our expanded product assortment. Overall, our net sales volume, primarily measured in square footage, increased 22.2% due to store maturation, offsetting a slight decline in the average retail price per unit sold. We opened more new store locations in existing markets in the twelve months ended March 31, 2007 than we had in the twelve months ended March 31, 2006, and although these multiple-store markets have increased total sales, they typically dampen comparable store sales increases until all stores in the market are considered comparable.

Gross Profit and Gross Margin.    Gross profit increased approximately $4.2 million, or 15.8%, to $30.6 million in the first quarter of 2007 from $26.4 million in the first quarter in 2006, principally due to increases in net sales that were partially offset by higher costs from suppliers for the merchandise sold and an increase in transportation costs.

Gross margin in the first quarter of 2007 was 33.2%, decreasing from 34.7% in the first quarter of 2006, but comparable to the overall gross margin for 2006. In the first quarter of 2006, we began an initiative to broaden both our assortment of products and the retail price points available to our customers. The new products that we introduced, primarily the prefinished engineered hardwoods, drove increases in net sales and gross profit but have a gross margin lower than our average product. Engineered hardwoods represented 11.4% of net sales in the first quarter of 2007 as compared to 6.1% in the first quarter of 2006. Higher domestic and international transportation costs also caused gross margin to decline, as per-mile ground charges increased, primarily due to higher fuel costs.

Operating Income.    Operating income for the three months ended March 31, 2007 decreased $2.1 million, or 36%, to $3.8 million for the three months ended March 31, 2007, as a $4.2 million increase in gross profit was more than offset by a $6.3 million increase in SG&A expenses, principally due to the following factors:

•

Advertising expenses increased $1.9 million, or 22.1%, to $10.5 million in the first quarter of 2007 primarily due to the expansion of both our national advertising branding campaign through television, radio and sports marketing, and our direct mail programs. As a percentage of net sales, advertising expenses increased to 11.4% of net sales for the three months ended March 31, 2007 from 11.3% of net sales for the three months ended March 31, 2006 as the timing of direct mail programs caused us to recognize more advertising expenses in the first quarter of 2007. This increase was partially offset by our ability to further leverage our national advertising over increased net sales across all our sales channels.

•

Salaries, commissions and benefits increased $2.4 million, or 37%, in the first quarter of 2007 primarily due to both the increase in the number of new store locations and the significant investment in executive and operational management within our store support infrastructure. The investment in executive and operational store support management after March 31, 2006 included our new chief executive officer, four senior executive positions that did not exist prior to March 31, 2006, an increase in the number of regional store managers and enhanced financial and information technology control and compliance positions. Accordingly, as a percentage of net sales, salaries, commissions and benefits increased to 9.7% in the first quarter of 2007 from 8.6% in the first quarter of 2006.

•

Stock-based compensation expense increased to $0.8 million in the first quarter of 2007 from $0.3 million in the first quarter of 2006 due to options granted in July and October 2006, and an increase in the stock compensation calculated under Kevin’s agreement with Tom.

•

Occupancy costs increased to $2.7 million in the first quarter of 2007 from $2.4 million in the first quarter of 2006 principally due to the 14 stores opened during the twelve-month period ended March 31, 2007, but declined to 3.0% of net sales from 3.2% in the first quarter of 2006, as increases due to those store openings was more than offset by our ability to leverage costs relative to our Toano facility over increased net sales.

As a percentage of net sales, operating income declined to 4.1% for the three months ended March 31, 2007 from 7.7% for the three months ended March 31, 2006. This decrease was primarily due to the decline in gross margin and an increase in SG&A expenses as a percentage of net sales to 29.1% for the quarter ended March 31, 2007 from 27.0% for the quarter ended March 31, 2006.

Net Income.    Net income decreased approximately $1.4 million to $2.2 million for the three months ended March 31, 2007 from $3.6 million for the three months ended March 31, 2006 and declined as a percentage of net sales to 2.4% in the first quarter of 2007 from 4.7% in the first quarter of 2006. Our effective income tax rate was approximately 38.7% for the first quarter of 2007 compared to 38.8% for the first quarter of 2006, reflecting slight variances in state income tax rates.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales.    Net sales increased $87.1 million, or 36%, to $332.1 million in 2006 from $244.9 million in 2005. This increase was primarily driven by an increase of $42.0 million, or 17.3%, in comparable store sales, and by a $28.7 million increase in non-comparable net sales at the 19 stores opened during 2005, and $16.4 million at the 16 new stores opened during 2006. Comparable store sales increases were driven principally by maturation of new stores, optimization of our product mix to reflect customer demand and increased traffic across our store base. The average retail price per unit sold also increased slightly. Overall net sales increased due principally to the following factors:

•

In early 2006, we introduced a number of new prefinished engineered hardwood products over a range of retail price points not previously available, which increased sales in those product categories. We also continued to increase the percentage of our net sales represented by moldings and accessories, from 7% in 2005 to 8% in 2006.

•

Increases in comparable store sales and non-comparable net sales also resulted from the continuing maturation of our store base, as net sales at stores open for less than 36 months (56% of our stores in operation as of December 31, 2006) increased faster than our more mature stores.

•	Net sales also increased due to improvements we made to our website that, among other things, made it easier to place orders over the Internet.

Gross Profit and Gross Margin.    Gross profit increased $24.0 million, or 28%, to $110.1 million in 2006 from $86.1 million in 2005, principally as a result of increases in net sales that were partially offset by higher average supplier costs and an increase in transportation costs. Gross margin decreased approximately 200 basis points to 33.2% in 2006 from 35.2% in 2005, which was principally due to the following factors:

•

The implementation of our 2006 initiative to broaden our product range increased net sales but caused our gross margin to decline. In particular, we expanded our sales mix to include some products, such as engineered hardwoods, that have a lower gross margin than our average product, which caused an approximately 120 basis point decline in gross margin. The introduction of additional products in our Dura-Wood line also caused an approximately 30 basis point decline in gross margin, as those products have a lower gross margin than our average product and because we implemented a retail pricing strategy designed to enable those products to gain market share.

•

As part of our efforts to optimize inventory levels, we implemented a number of price discounts (primarily during the fourth quarter of 2006) with respect to slower-moving inventory. We also were required to increase reserves for product warranties due to a purchase of defective merchandise from one supplier. These actions collectively resulted in an approximately 30 basis point decline in our gross margin.

•

Decreases in the prices of certain product categories, particularly laminates and bamboo, designed to increase net sales and optimize our product mix, which were further impacted by supplier unit cost increases that were not passed on proportionately to our customers, resulted in an approximately 25 basis point decline in gross margin.

•	Higher domestic and international transportation costs, primarily due to higher fuel and ocean freight costs, customs duties and per-mile ground charges, also caused a decline in gross margin.

These decreases were partially offset by increases in gross margin that resulted from increased efficiencies at our Toano finishing line, slightly higher sales volumes of moldings and accessories (as those products generally have a higher gross margin than that our average product) and savings from new, longer-term international transportation contracts.

Operating Income.    Operating income increased $3.2 million, or 18%, to $21.4 million in 2006, principally as a result of the $24.0 million increase in gross profit that was partially offset by a $20.8 million increase in SG&A expenses principally due to the following factors:

•

Advertising expenses increased $8.7 million, or 32%, in 2006 primarily due to the expansion of our national advertising campaign through television, radio and sports, as well as increased costs relating to online advertising and direct mail programs. As a percentage of net sales, advertising expenses declined to 10.9% in 2006 from 11.3% in 2005, principally due to our ability to leverage our national advertising over increased net sales across all our sales channels.

•

Salaries, commissions and benefits increased $6.1 million, or 26%, in 2006 primarily due to an increase in the store support infrastructure principally in the second half of 2006, including the hiring of our new chief executive officer and other executives and operational managers. As a percentage of net sales, salaries, commissions and benefits paid to our employees declined to 8.9% in 2006 from 9.6% in 2005, principally due to our ability to leverage our store support infrastructure over increased net sales, although several of the additional costs were not recognized over the full year.

•

Occupancy costs increased $2.3 million, or 28%, in 2006 principally due to 16 new stores opened in 2006 and the full-year impact of 19 stores opened in 2005. As a percentage of net sales, occupancy costs decreased to 3.1% in 2006 from 3.3% in 2005.

•	Professional expenses increased $0.8 million to support enhanced financial reporting, legal and regulatory compliance, internal controls and corporate governance functions.

•	Stock-based compensation expense decreased due to lower current-year expense associated with Kevin’s agreement with Tom, which was partially offset by expense related to stock options granted in 2006.

As a percentage of net sales, operating income declined to 6.4% in 2006 from 7.4% in 2005. This decrease was primarily due to the decline in gross margin, partially offset by a decline in SG&A expenses as a percentage of net sales to 26.7% in 2006 from 27.7% in 2005.

Net Income.    Net income increased $2.2 million to $12.9 million in 2006 from $10.7 million in 2005, but declined as a percentage of net sales to 3.9% in 2006 from 4.4% in 2005. Our effective income tax rate was approximately 38.8% for 2006 compared to 39.3% for 2005, reflecting slight variances in state income tax rates.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales.    Net sales increased $73.2 million, or 43%, to $244.9 million in 2005 from $171.8 million in 2004. This increase was primarily driven by an increase of $32.6 million, or 19.0%, in comparable store sales, and also by additional non-comparable store sales of $18.3 million at the 17 stores opened during 2004 and $22.2 million at the 19 new stores opened during 2005. Comparable store sales increases were driven principally by maturation of new stores, expansion of our product mix and increased traffic across our store base. The average retail price per unit sold also increased slightly. Overall net sales increased due principally to the following factors:

•

In 2005, we introduced several new product lines of prefinished hardwoods by Dura-Wood, which we believe customers choose more often in lieu of unfinished hardwoods that carry a lower average unit retail price. In addition, we increased our emphasis on selling add-on moldings and accessories, and the percentage of our net sales represented by those products increased from 5% in 2004 to 7% in 2005.

•

Increases in comparable store sales and non-comparable net sales also resulted from the continuing maturation of our store base, as net sales at stores open for less than 36 months (67% of our stores in operation as of December 31, 2005) increase faster than our more mature stores.

Gross Profit and Gross Margin.    Gross profit increased $30.2 million, or 54%, to $86.1 million in 2005 from $55.9 million in 2004, principally as a result of increases in net sales primarily due to higher sales volumes, the mix of sales and lower average supplier costs. Gross margin increased approximately 260 basis points to 35.2% in 2005 from 32.5% in 2004, which was principally due to the following factors:

•

As part of our effort to optimize our sales mix, we increased sales of add-on moldings and accessories (products that generally have a higher gross margin than that our average product) to 7% in 2005 from lower levels in 2004, which resulted in an approximately 110 basis point increase in our gross margin.

•

We relocated our distribution and Bellawood finishing facility, and our headquarters, to Toano, which enabled us to significantly lower finishing costs. The new finishing line also enabled us to take advantage of our increased finishing capacity by allowing us to purchase larger volumes of merchandise, which we believe generally enabled us to lower vendor costs. Taken together, the relocation resulted in an approximately 85 basis point increase in our gross margin.

•

By increasing our product range, for example through the introduction of additional products in our Dura-Wood line, we were able to shift customers into choosing our premium prefinished products in lieu of lower margin alternatives such as unfinished products, which resulted in an approximately 50 basis point increase in our gross margin.

•	Lower domestic and international transportation costs, resulting primarily from lower fuel costs, also caused an increase in gross margin.

Operating Income.    Operating income increased $11.0 million, or 154%, to $18.2 million in 2005, principally as a result of the $30.2 million increase in gross profit that was partially offset by a $19.4 million increase in SG&A expenses principally due to the following factors:

•

Advertising expenses increased $7.5 million, or 37%, in 2005 primarily due to the expansion of the national advertising branding campaign through television, radio and sports. As a percentage of net sales, advertising expenses declined to 11.3% in 2005 from 11.7% in 2004, principally due to our ability to leverage our national advertising over increased net sales.

•

Salaries, commissions and benefits increased $5.8 million, or 33%, in 2005 primarily due to the increase in the number of stores. As a percentage of net sales, salaries, commissions and benefits paid to our employees declined to 9.6% in 2005 from 10.2% in 2004, principally due to our ability to leverage our store support infrastructure over increased net sales.

•

Occupancy costs increased $2.8 million, or 54%, in 2005 principally due to 19 new stores opened in 2005, the full-year impact of 17 stores opened in 2004 and the opening of our new Toano facility in 2005. As a percentage of net sales, occupancy costs increased to 3.3% in 2005 from 3.0% in 2004.

•	Stock-based compensation expense increased to $3.3 million, or 1.3% of net sales in 2005, from $3.0 million, or 1.8% of net sales in 2004, primarily due to the amendment of Kevin’s agreement with Tom.

As a percentage of net sales, operating income increased to 7.4% in 2005 from 4.2% in 2004. This increase was primarily due to the increase in gross margin for the reasons described above and a decline in SG&A expenses as a percentage of net sales to 27.7% in 2005 from 28.2% in 2004.

Net Income.    Net income increased $2.7 million to $10.7 million in 2005 from $8.0 million in 2004, but declined as a percentage of net sales to 4.4% in 2005 from 4.6% in 2004, although pre-tax income increased to 7.2% of net sales in 2005 from 3.8% in 2004. Our effective income tax rate for 2005 was approximately 39.3%. Effective December 1, 2004, we elected to be taxed as a “C” corporation for federal and state income tax purposes. The effect of initially recognizing deferred tax assets and liabilities related to this change in tax status was included in the provision for income taxes for 2004. We were not subject to federal and certain state income taxes at the corporation level prior to that election.

Quarterly Results and Seasonality

The following table sets forth our unaudited quarterly results of operations for 2005, 2006 and the first quarter of 2007, and quarterly results as a percentage of our annual results for 2005 and 2006. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments, management considers necessary for the fair presentation of such data. This data should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of results for any future period.

	2005 Quarter Ended (unaudited)					2006 Quarter Ended (unaudited)					2007 Quarter Ended (unaudited)
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,
	(in millions)					(in millions)					(in millions)
Net sales	$50.8	$61.6	$63.2	$69.3	$244.9	$76.1	$88.1	$83.1	$84.8	$332.1	$92.0
Gross profit	18.0	21.2	22.4	24.5	86.1	26.4	29.5	27.4	26.8	110.1	30.6
Operating income	3.5	5.5	5.7	3.5	18.2	5.9	8.0	4.8	2.7	21.4	3.8
Net income	2.1	3.2	3.3	2.1	10.7	3.6	4.8	2.9	1.6	12.9	2.2

	2005 Quarter Ended (unaudited)					2006 Quarter Ended (unaudited)
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,		Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	(% of annual amount)					(% of annual amount)
Net sales	20.7%	25.2%	25.8%	28.3%		22.9%	26.5%	25.0%	25.6%
Gross profit	20.9%	24.6%	26.0%	28.5%		24.0%	26.8%	24.9%	24.3%
Operating income	19.2%	30.2%	31.3%	19.3%		27.6%	37.4%	22.4%	12.6%
Net income	19.6%	29.9%	30.8%	19.7%		27.9%	37.2%	22.5%	12.4%

Our quarterly results of operations fluctuate depending on the timing of our advertising expenses and the timing of and income contributed by new stores. Our performance has also been impacted by certain of our initiatives to improve our infrastructure and to position our business to support sustainable growth and profitability in the future, including in particular the hiring of additional management personnel in the second half of 2006, as well as the steps we took to optimize inventory levels in the fourth quarter of 2006.

Our net sales also fluctuate slightly as a result of seasonal factors. We experience slightly higher net sales in spring and fall, when more home remodeling and home building activities are taking place, and slightly lower net sales in holiday periods and during the hottest summer months. These seasonal fluctuations, however, are minimized to some extent by our national presence, as markets experience different seasonal characteristics.

Liquidity and Capital Resources

We have historically funded our operations primarily through cash flows from operations and short-term and long-term borrowings under our senior secured loan agreement. Historically, our principal liquidity requirements have been to meet our working capital and capital expenditure needs.

Our principal sources of liquidity as of March 31, 2007 consisted of $5.1 million in cash and cash equivalents and $7.8 million of availability under our $10.0 million revolving credit facility included within our senior secured loan agreement, reflecting $2.2 million for outstanding letters of credit and $0.02 million drawn under our operating line of credit.

We will use proceeds from this offering to repay all amounts outstanding under our senior secured loan agreement, including both our revolving credit facility and our separate term loan (approximately $10.8 million in aggregate as of May 31, 2007). We will use the remainder of the proceeds for general corporate purposes, including providing additional long-term capital to support the growth of our business (primarily through opening new stores) and maintaining our existing stores.

Cash and Cash Equivalents

During the three months ended March 31, 2007, cash and cash equivalents increased $1.2 million primarily due to $3.3 million of cash provided by operating activities, offset by $1.2 million used to repay long-term debt outstanding under our senior secured loan agreement and $0.8 million of cash used to purchase property and equipment. During the three months ended March 31, 2006, cash and cash equivalents increased $3.4 million primarily due to $3.6 million of cash provided by operating activities and borrowings of $0.7 million under our senior secured loan agreement, offset by $0.6 million of cash used to purchase property and equipment and $0.3 million of cash to repay long-term debt outstanding under our senior secured loan agreement.

The primary contributors to the decrease in cash and cash equivalents during 2006 were the use of $2.7 million of cash for purchases of property and equipment and $1.8 million of cash to repay scheduled long-term debt outstanding under the term-loan portion of our senior secured loan agreement, partially offset by $1.4 million of cash provided by operating activities and borrowings of $1.5 million under our revolving loan agreement. In 2005, cash and cash equivalents increased $3.0 million, to $6.0 million, from $3.0 million at the end of 2004. The primary contributor to the increase in cash and cash equivalents during 2005 was $8.0 million of cash provided by operating activities and borrowings of $2.1 million under our senior secured loan agreement, partially offset by the use of $4.3 million of cash for purchases of property and equipment and $3.0 million of cash to repay long-term debt outstanding under our senior secured loan agreement.

Cash Flows

Operating Activities.    Net cash provided by operating activities was $3.3 million for the three months ended March 31, 2007 and $3.6 million for the three months ended March 31, 2006. Net cash provided by operating activities decreased in the first quarter of 2007 compared to the first quarter of 2006 primarily due to normal inventory purchases, fewer of which were financed through accounts payable to vendors for the three months ended March 31, 2007.

Net cash provided by operating activities was $1.4 million for 2006, $8.0 million for 2005 and $6.1 million for 2004. Net cash provided by operating activities decreased in 2006 compared to 2005 primarily because of increased inventory levels, partially offset by growth in net income and increases in accounts payable. The increase in inventory levels and increases in accounts payable resulted from our need to support additional sales from newly opened stores and increasing comparable store sales. In addition, we increased inventory, primarily in our Toano distribution facility, to be in a better position to drive sales and meet customer demand. Net cash provided by operating activities increased in 2005 compared to 2004 because of the growth in net income and increases in customer deposits, partially offset by decreases in accounts payable resulting from changing inventory levels, in part relating to discounted year-end purchases to take advantage of year-end supplier discounts which were particularly available in 2005.

Investing Activities.    Net cash used in investing activities was $0.8 million for the three months ended March 31, 2007 and $0.6 million for the three months ended March 31, 2006. Net cash used in investing activities during 2007 primarily related to routine capital purchases of computer hardware and software. Net cash used in investing activities during 2006 primarily related to upgrading of our telephone system and website.

Net cash used in investing activities was $2.7 million for 2006, $4.3 million for 2005 and $7.6 million for 2004. Net cash used in investing activities in 2006 primarily related to information technology (“IT”) systems, including new hardware and upgrades to our telephone system and website, as well as new store capital needs (primarily forklifts, store fixtures and leasehold improvements). In 2006, we slowed the increase in new store locations as we expanded our store support infrastructure to better facilitate sustainable growth of our operations. Net cash used in investing activities in 2005 primarily related to purchases of truck trailers that we use to move our merchandise from our warehouse to our stores and IT system maintenance, as well as new store capital needs. Net cash used in investing activities in 2004 primarily related to the completion of our finishing line in Toano, the purchase of truck trailers, the acquisition of Hardwood Holdings, LLC and new store capital needs and similar capital needs at our Toano facility.

We expect that our capital expenditures for 2007 will be approximately $7.0 million, relating primarily to store fixtures and leasehold improvements for new stores, as well as additional trailers, upgrades to our finishing line and IT costs relating to our new point-of-sale system, maintenance and our website. We had opened seven new store locations through May 31, 2007, and we intend to open a total of at least 25 new stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter. We believe that our cash flow from operations, together with our existing liquidity sources and the net proceeds from this offering, will be sufficient to fund our operations and anticipated capital expenditures over at least the next 24 months.

Financing Activities.    Net cash (used in) provided by financing activities was $(1.3) million for the three months ended March 31, 2007 and $0.3 million for the three months ended March 31, 2006. Net cash used in financing activities for 2007 was primarily attributable to principal payments on our senior loan agreements and capital lease obligations. Net cash was provided by financing activities in the first quarter of 2006 as we entered into the senior secured loan agreement in March 2006, partially offset by principal payments under the previous loan agreement.

Net cash (used in) provided by financing activities was $(0.8) million for 2006, $(0.7) million for 2005 and $1.4 million for 2004. Net cash used in financing activities for 2006 was primarily attributable to the use of $1.8 million to make principal payments on our senior secured loan agreement, partially offset by an increase of $1.5 million in borrowings. Net cash used in financing activities during 2005 was primarily attributable to principal payments on our senior loan agreements, partially offset by an increase of $2.1 million in borrowings. Net cash used in financing activities during 2004 was primarily attributable to the distribution of $42.6 million to Tom Sullivan in that year, including $12.6 million of distributions primarily related to our status as an S corporation and a $30.0 million distribution related to the sale of the preferred stock, partially offset by an increase of $35.0 million reflecting the proceeds from the sale of preferred stock to TA Associates and an increase of $11.9 million in borrowings under senior loan agreements and our equipment-related line of credit.

Senior Secured Loan Agreement

In March 2006, we entered into an amended and restated senior secured loan agreement with Bank of America, N.A. (“Lender”), which was amended in July 2006 to increase the size of the revolving credit facility. Under the agreement, we have a term loan with an original principal amount of $9.9 million and a revolving credit facility of up to $10.0 million. We are required to repay the principal amount under the term loan in 60 equal monthly installments with the first payment due on April 1, 2006 and the final payment due on March 1, 2011. The revolving credit facility expires on May 31, 2008.

Both the revolving credit facility and the term loan bear interest on the outstanding balance at a per annum rate equal to the Base Rate (generally equal to one-month LIBOR, subject to adjustments in certain circumstances) plus the Applicable Margin (as defined in the facility). The Applicable Margin depends on the Funded Debt to EBITDAR Ratio (as defined in the facility), and can range from 0.45% to 1.15% so long as the Base Rate is linked to one-month LIBOR. As of December 31, 2006 and March 31, 2007, the Applicable Margin was 0.90%, and the rate at which we accrued interest was 6.2%. We are required to pay an unused commitment fee of 0.25% per annum on undrawn amounts under the revolving credit facility.

The senior secured loan agreement and related security agreement contain a number of restrictions that will require us to maintain certain financial ratios and limit our ability, among other things, to borrow money, pledge our inventory or other assets as security in other borrowings or transactions, undergo a merger or consolidation, guarantee certain obligations of third parties, make or extend credit other than on ordinary terms in the course of our business or engage in any activity not reasonably related to those we presently conduct. We were in compliance with all of our covenants under the loan agreement as of December 31, 2006 and March 31, 2007. As of December 31, 2006 and March 31, 2007, we had remaining obligations of $9.1 and $7.9 million, respectively, to repay amounts outstanding under the loan agreement.

Issuance of Preferred Stock

In December 2004, funds managed by TA Associates purchased 7,952,018 shares of series A convertible preferred stock, par value $0.01, for $35.0 million. In connection with this sale, we declared a 150,000:1 common stock dividend to increase the number of common shares held by Tom from 100 to approximately 15.0 million. The stock split was effected in order to ensure that Tom would continue to hold an appropriate percentage of our common stock upon conversion of the convertible preferred stock held by TA Associates on a 1 for 1 basis. We distributed $42.6 million in cash to Tom in 2004, including $30.0 million of the proceeds from the sale of the convertible preferred stock (which represented a significant dilution of his ownership interest), $5.0 million to enable him to pay taxes on deemed income during the period we were an “S” corporation and $7.6 million of additional cash. We retained $5.0 million of cash from the sale of our Series A convertible preferred stock for general working capital purposes and to provide operating liquidity. As a result of those cash distributions, we had a total stockholder’s deficit of $30.2 million as of December 31, 2004, which has steadily improved to a stockholder’s deficit of $2.8 million as of March 31, 2007. In connection with this offering, TA Associates has agreed to convert all of the outstanding shares of series A convertible preferred stock that it holds into shares of common stock. For additional information about the investment by TA Associates, see “Certain Relationships and Related Party Transactions—Investment by TA Associates.”

Related Party Transactions

Tom Sullivan is the sole owner of ANO LLC, DORA Real Estate Company, LLC and Wood on Wood Road, Inc., and he has a 50% membership interest in BMT Holdings, LLC (collectively, “ANO and Related Companies”). We leased our Toano facility, which includes a store location, and 25, 22 and 12 of our other store locations from these entities as of December 31, 2006, 2005 and 2004, representing 28.6%, 30.3% and 22.8% of total store leases, respectively. As of May 31, 2007, we leased our Toano facility and 26 of our other store locations from these entities, representing 27% of total store leases. The operating lease for our Toano facility has a base period through December 31, 2019. See “Certain Relationships and Related Party Transactions.”

Contractual Commitments and Contingencies

Our significant contractual obligations and commitments as of December 31, 2006 and March 31, 2007 are summarized in the following tables:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
		(in thousands)
Contractual obligations(1)
As of December 31, 2006
Debt obligations	$9,283	$2,804	$4,009	$2,470	$—
Variable rate interest on debt obligations(2)	1,127	463	556	108	—
Operating lease obligations(3)	31,384	5,548	9,463	5,531	10,842
Capital lease obligations, including interest(3)	330	269	61	—	—
Supplier purchase commitments(4)	68,185	11,560	42,798	13,827	—

Total contractual obligations	$110,309	$20,644	$56,887	$21,936	$10,842

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
	(in thousands)
Contractual obligations(1)
As of March 31, 2007
Debt obligations	$8,048	$2,076	$3,996	$1,976	$—
Variable rate interest on debt obligations(5)	990	436	493	61	—
Operating lease obligations(3)	33,401	6,004	10,006	5,738	11,653
Capital lease obligations, including interest(3)	243	211	32	—	—
Supplier purchase commitments(4)	66,070	12,430	39,882	13,758	—

Total contractual obligations	$108,752	$21,157	$54,409	$21,533	$11,653

(1)	This table excludes the $35.0 million redemption amount of our series A convertible preferred stock. This table includes amounts outstanding under our term loan, in accordance with its maturity schedule, as set forth in our senior secured loan agreement. Upon consummation of this offering, the term loan will be repaid in full.
(2)	As of December 31, 2006, our senior secured loan agreement accrued interest at a rate of one-month LIBOR plus 0.90%, and the rate at which we accrued interest was 6.2%. We estimated our obligation under this agreement by assuming that interest will accrue at the December 31, 2006 rate until the loan agreement expires.
(3)	Included in this table is the base period or current renewal period for our operating leases. We lease certain buildings and equipment under non-cancelable operating leases and certain transportation equipment under non-cancelable capital leases. The leases expire at various dates through 2012 (2019 in the case of the lease for our Toano facility). The operating leases generally contain renewal provisions for varying periods of time.
(4)	We have one long-term purchase agreement with a merchant vendor that we entered into in July 2006 that requires us to purchase approximately 27 million square feet of product over a four-year period ending August 2010. The agreement provides for a set menu of products, including prices and specifications, from which we can pick in placing our orders, and provides for a detailed process by which either party can request a change in prices or specifications, or add or delete products from the menu. In the table above, our commitment for less than one year was calculated using actual purchase commitments, while the commitment for subsequent years was calculated using our actual commitments, where applicable, plus our estimated remaining commitments under that agreement.

(5)	As of March 31, 2007, our senior secured loan agreement accrued interest at a rate of one-month LIBOR plus 0.90%, and the rate at which we accrued interest was 6.2%. We estimated our obligation under this agreement by assuming that interest will accrue at the March 31, 2007 rate until the loan agreement expires.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or other financing activities with special-purpose entities.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rates.    Because our senior secured loan agreement bears interest at a variable rate, we are exposed to market risks relating to changes in interest rates. Both the revolving portion of this facility and the term loan, which we expect to repay in full upon completion of this offering, bear interest at a variable rate, adjusted annually, based on our performance under certain specified operating ratios. From inception at March 23, 2006 to March 31, 2007, these loans bore interest at a per annum rate equal to one-month LIBOR plus 0.90%. A hypothetical 100 basis-point increase from the current interest level on $7.9 million, the amount outstanding under our existing revolving facility and our term facility at March 31, 2007, would result in approximately a $0.1 million increase in interest expense over a one-year period. A hypothetical 100 basis-point decrease from the current interest level would result in approximately a $0.1 million decrease in interest expense over a one-year period. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Critical Accounting Policies and Estimates

Critical accounting policies are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Recognition of Net Sales

We recognize net sales for products purchased at the time the customer takes possession of the merchandise. We recognize service revenue, which consists primarily of freight charges for in-home delivery, when the service has been rendered. Net sales are reduced by an allowance for anticipated sales returns that we estimate based on historical sales trends and experience. Any reasonably likely changes that may occur in the assumptions underlying our allowance estimates would not be expected to have a material impact on our financial condition or operating performance. In addition, customers who do not take immediate delivery of their purchases are generally required to leave a deposit of up to 50% of the sales amount with the balance payable when the products are delivered. These customer deposits benefit our cash flow and return on investment capital, since we receive partial payment for our customers’ purchases immediately. We record these deposits as a liability on our balance sheet under the line item “Customer Deposits and Store Credits” until the customer takes possession of the merchandise.

Equity Compensation

We maintain several equity incentive plans under which we may grant non-qualified stock options and incentive stock options to employees and non-employee directors. Using the prospective-transition method, we adopted the provisions of SFAS 123 (R) effective January 1, 2006. Prior to the adoption of SFAS 123 (R), we used the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25 (or “APB 25”). There were no material differences in the calculations of stock-based compensation expense under APB 25 and SFAS 123, “Accounting for Stock-Based Compensation” in 2005 or 2004. We recognize expense for our stock-based compensation based on the fair value of the awards that are granted. Measured compensation cost is recognized ratably over the service period of the related stock-based compensation award.

The fair value of stock options was estimated at the date of grant using the Black-Scholes-Merton valuation model. In order to determine the related stock compensation expense, we used the following assumptions:

•	Expected life of 7.5 years;

•	Expected stock price volatility of 35%, based on the median volatility of companies in a peer group;

•	Risk-free interest rates from 4.6% to 5.2%; and

•	Dividends are not expected to be paid in any year.

In addition, we are party to a stock-based agreement between Tom Sullivan and Kevin Sullivan, pursuant to which we generally guarantee Tom’s cash payment obligation under the agreement. We account for that agreement as a variable performance plan. Under that agreement, as amended in August 2005, Kevin has the right to a fixed ownership percentage of Lumber Liquidators, Inc. on a fully diluted basis, plus an additional ownership percentage based on certain performance criteria (primarily a comparison of the net income of the region under his management to our total net income on a trailing twelve-month basis). In order to determine the compensation expense to be recorded, we are required to determine the net income of the region under his management, which requires us to make certain estimates.

Merchandise Inventories

We value our merchandise inventories at the lower of merchandise cost or market value. We determine merchandise cost using the average cost method. All of the hardwood flooring we purchase from suppliers is either prefinished or unfinished, but is in immediate saleable form. To the extent that we finish and box unfinished products, we include those costs in the average unit cost of related merchandise inventory. In determining market value, we make judgments and estimates as to the market value of our products, based on factors such as historical results and current sales trends. Any reasonably likely changes that may occur in those assumptions in the future may require us to record charges for losses or obsolescence against these assets, but would not be expected to have a material impact on our financial condition or operating performance.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective as of January 1, 2007. The adoption of FIN 48 did not have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (“fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective for us as of the first quarter of 2008. Early adoption is permitted. We are currently evaluating the impact of SFAS 159 on our financial statements.

BUSINESS

Overview

Lumber Liquidators is the largest specialty retailer of hardwood flooring in the United States, measured by total sales and based on information from Floor Covering Weekly and Floor Focus and our industry experience. We believe we have achieved a reputation for offering great value, superior service and a broad selection of high-quality hardwood flooring products. We offer an extensive selection of premium hardwood flooring products under multiple proprietary brands at everyday low prices designed to appeal to a diverse customer base. We believe that our vertically integrated business model enables us to offer a broad assortment of high-quality products to our customers at a lower cost than our competitors. We purchase prefinished and unfinished flooring directly from mills or associated brokers and work with our suppliers to control costs, develop new products and ensure superior product quality. Approximately 80% of our sales are to existing homeowners engaged in remodeling projects, and the remainder are to small independent contractors engaged in remodeling and new home building projects. As of May 31, 2007, we sold our products through 98 Lumber Liquidators stores in 40 states, a call center, our website and a catalog. We believe that our brands, value proposition and integrated multi-channel approach are important competitive advantages.

We offer hardwood flooring products from more than 25 domestic and exotic wood species in both prefinished and unfinished brands of various widths and lengths. Our products are differentiated in terms of quality and price based on the species, grade of the hardwood, quality of finishing, as well as the length of the warranty. We also offer a broad assortment of flooring enhancements and installation accessories including moldings, noise-reducing underlays and adhesives. Our product offering is substantially comprised of our proprietary brands, including our premium Bellawood brand as well as our Builder’s Pride, Schôn, Morning Star Bamboo and Dream Home brands. We have experienced strong historical growth, including our net sales growth from $171.8 million in 2004 to $332.1 million in 2006 and operating income growth from $7.2 million in 2004 to $21.4 million in 2006 and net income growth from $8.0 million in 2004 to $12.9 million in 2006, representing compound annual growth rates of approximately 39%, 73% and 27%, respectively. In the first quarter of 2007, our net sales were $92.0 million, which represents a 21% increase over the first quarter of 2006. Our operating income for the first quarter of 2007 declined to $3.8 million from $5.9 million in the first quarter of 2006, and our net income declined to $2.2 million from $3.6 million for the same periods. Our overall growth has been driven in large part by the opening of 74 stores since January 1, 2003 and our strong comparable store sales performance in each of those periods. On an annual basis, comparable store sales increased 19.0% from 2004 to 2005, and 17.3% from 2005 to 2006. In the first quarter of 2007, comparable store sales increased 8.5% over the first quarter of 2006, which increased 24.1% over the first quarter of 2005.

Our company started in 1994 when Tom Sullivan, the chairman of our board of directors, began selling discounted building materials. In 1996, he identified an opportunity to sell hardwood flooring at “liquidator” prices. Tom started selling unsold flooring products sourced directly from mills from a warehouse in Stoughton, Massachusetts, and in 1996, he opened the first Lumber Liquidators store near Boston, Massachusetts. Tom observed that traditional home improvement and flooring retailers underserved customers in terms of price, selection, product quality and overall value. Tom began working directly with vendors and mills to provide customers with broad, high-quality assortments at everyday low prices—including in premium categories. He also identified the opportunity to better serve customers by employing knowledgeable sales staff to educate the customer about the product and provide advice on self-installation or working with contractors. In August 1996, Tom opened the second Lumber Liquidators store in Hartford, Connecticut, starting our company’s national expansion. In 2000, we opened a central warehouse in Virginia and started operating our own finishing line. We subsequently moved to our current location in Toano, Virginia in 2004. The Toano facility contains our distribution center and finishing line, where we currently finish 75% of our premium Bellawood products. We maintain our in-house finishing capability to ensure product quality and to reduce third-party finishing costs.

We have made a significant investment in developing our national brands, including our portfolio of proprietary product offerings. We believe Lumber Liquidators is now recognized across the United States as a destination for high-quality hardwood flooring at everyday low prices, while our Bellawood brand is known as a premium flooring brand within the industry. We have developed a national store presence, with 98 locations in 40 states as of May 31, 2007. Our stores typically consist of a warehouse and an attached showroom located in industrial or commercial areas that have lower rents than traditional retail locations, are accessible from major roadways and have significant visibility to passing traffic. Our average store is approximately 6,000 square feet, of which approximately 800 square feet is devoted to the showroom selling area. We have designed our stores using a visually appealing and distinctive showroom format to enhance the customer experience while demonstrating our low-cost approach to doing business. Most of our stores have wall racks holding one-foot by two-foot display boards of our flooring products and a warehouse stocked with our most popular hardwood products and high-volume items. Each of our store associates participates in all aspects of our store operations and is trained to understand the characteristics and installation method for the broad range of hardwood floors in order to best educate our customers. We do not, however, provide installation services. We believe that our stores reinforce our customers’ belief that they get a good deal when they buy from us.

Competitive Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competition and will drive our future growth.

Attractive Store Economics

We operate a store model that produces strong returns on investment by combining low capital investment, a small store footprint, minimal staffing and a high average sale of more than $1,700 in 2006. We define “average sale” as the average invoiced sale per customer, measured on a monthly basis and excluding transactions of less than $250 (which are generally sample orders, or add-ons or fill-ins to previous orders) and of more than $30,000 (which are usually contractor orders). Our average new store across our markets has historically become profitable within three months of beginning operations and returned its initial cash investment within seven months. We estimate that the cost required to open a typical new store is approximately $240,000, of which inventory, net of trade payables, represents approximately $190,000. Our store model targets a pre-tax return on invested capital in excess of 140% for stores open more than three years (including all advertising costs). For the twelve months ended March 31, 2007, we did not have an unprofitable store on a four-wall basis in our portfolio (excluding stores open for less than three months). When measuring profitability on a “four-wall basis,” we take into account the sales and costs of sales at each individual store, as well as the expenses of that store, which include wages and benefits, rent and local advertising. We do not consider national advertising and store support costs, including those related to corporate overhead and our distribution facility, when calculating profitability on a four-wall basis. We believe the profitability of our store model is driven in part by our ability to carry broad product assortments, while maintaining limited in-store inventories. With the exception of certain high-volume products, we have found that customers typically give us a deposit for their purchases and request delivery of their products approximately one month after placing an order, which reduces our store-level working capital investment requirements and allows us to centrally manage inventory from our distribution facility in Toano. We initiate shipment of most products to a store after an order is placed by a customer, and we can time deliveries to meet our customers’ specific circumstances. In cases where the customer orders for future delivery, we generally receive a

50% deposit, which benefits our cash flow and return on investment capital, since we receive immediate partial payment.

Appealing Value Proposition

Our value proposition to the customer is a key driver of our business. Important components include:

•

Price.    A fundamental part of our founding philosophy is to provide quality hardwood flooring brands at everyday low prices. We are able to maintain these prices across our product range because, unlike a majority of our competitors, we purchase our flooring directly from mills and associated brokers, thereby avoiding mark-ups by distributors. In addition, we operate a low-cost store model with a “no frills” showroom, limited in-store inventory and locations in industrial or commercial areas that are easily accessible and visible to passing traffic and carry lower rent expense than many retail stores.

•

Selection.    We have developed a broad product assortment of domestic and exotic hardwoods sold under proprietary brands that help us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us both to target discrete market segments and to appeal to diverse groups of customers. For example, we sell our Bellawood products to more affluent customers, while our engineered and laminate products are more popular with people seeking more economical flooring solutions.

•

Quality.    We believe that we have achieved a reputation for quality, and that our proprietary brands are recognized for excellence by our customers. We work directly with our supplier mills and brokers to produce flooring that will meet our high quality standards. We require our suppliers to prepare most of the products we sell to our specifications. We also currently finish 75% of our premium Bellawood products at our state-of-the-art Toano facility. We maintain an in-house inspection and quality control function and enforce strict certification requirements for Bellawood supplier mills. As a result, we offer a 50-year residential warranty on our premier Bellawood brand, which we believe is the industry’s longest. The multiple coats of natural stains and urethane-based sealers that we apply to Bellawood results in a product with one of the highest scuff resistant finishes in the industry. We monitor the consistency of products produced by our suppliers and work with them to maintain high milling standards.

•

Availability.    Since our founding, we have made it a priority to build long-term relationships with our key supplier mills and brokers. As we have grown, we believe our relationships with our suppliers have strengthened, which we believe helps us ensure our continued access to a broad selection of domestic and exotic hardwood products at attractive prices. In evaluating suppliers, one of the factors we consider is their access to new or hard-to-find species of wood, so that we can continue to expand our range of exotic hardwood products. We also seek out new mills that can meet our demanding standards, and we work with them to evaluate new hardwood species as well as new technologies that may allow us to expand or improve our operations. We believe that these direct supplier relationships are relatively unique in our industry, and offer us a significant competitive advantage. In addition, our centralized inventory at our Toano distribution facility allows us to deliver products not stocked in stores to our customers within a week of purchase or whenever meets our customers’ specific needs. Approximately 85% of our merchandise passes through this facility before we move it to our stores. We believe our supply chain and centralized inventory allow us to meet the delivery needs of our customers better than our competitors.

Established National Brands

We believe both Lumber Liquidators and Bellawood are well-known national brands. We have positioned Lumber Liquidators to represent an attractive value proposition to the customer, and believe we offer superior service and hardwood flooring expertise for customers seeking information about hardwood flooring. Based on our market research, we believe that Bellawood, which accounted for approximately one-third of our 2006 net sales, is among the most-recognized brands in the hardwood flooring industry. We are committed to supporting our brands and products through diverse national marketing campaigns, which have historically included TV, radio and print ads, as well as sports and television show sponsorships, including sponsoring a NASCAR truck racing team and television shows like “Extreme Makeover: Home Edition” and “This Old House,” that reach a wide variety of potential customers. In addition, we believe that we benefit from our long-term endorsement relationships with respected and well-known home improvement celebrities such as Bob Vila and Ty Pennington. Bob Vila has been associated with the Bellawood brand for several years, and Lumber Liquidators is the exclusive provider for that product. Ty Pennington, the star of “Extreme Makeover: Home Edition,” appeals to a younger demographic and is associated with the Lumber Liquidators and Bellawood brands, as well as with the signature Ty Pennington flooring brand that features a Bellawood finish and is sold exclusively in our stores.

Integrated Multi-Channel Sales Model

We have an integrated multi-channel sales model that enables our national store network, call center, website and catalog to work together in a coordinated manner. Due to the average size of the sale, many of our customers conduct extensive research before making a purchase decision. Our sales strategy emphasizes customer service by providing superior convenience and education tools for our customers to learn about our products and the installation process. Customers can view our complete assortment of products through each channel. We believe that potential new customers generally first come to know about us through our national advertising and other marketing efforts. For many of them, the next stop is our website, which provides an informational tool where they can start to learn about our wide variety of products. Our website also allows new customers to see “before and after” examples from previous customers, explains the installation process and provides product reviews and endorsements. Some customers also contact our call center, which is staffed by more than 50 flooring experts who are also available for online chat and email. Customers can order samples or a catalog through any of our sales channels. Customers who are ready to make a purchase can either visit one of our stores or place an order via our website or call center. We hire store associates who often have relevant industry experience, are able to guide customers through the purchasing process and can provide advice on installation, the selection of a contractor and maintenance. Once an order is placed, customers can either have purchases delivered or can pick them up at a nearby store location. We strive to use our various sales channels to make our customers’ transactions easy and efficient.

Experienced Management Team with a Proven Track Record

Our senior management team has extensive experience with publicly traded, high-growth retail companies. We believe our company benefits in particular from the leadership of Tom Sullivan, our founder and the chairman of our board of directors, who is a veteran of the specialty hardwood flooring retail business. Under his guidance, we experienced rapid growth and established ourselves as a leading company in the industry. He continues to have an active role in determining our strategic direction and assisting with our day-to-day operations. We believe that his product knowledge and relationships with our suppliers are important competitive advantages. In addition, Jeff Griffiths, our president and chief executive officer, has more than 30 years of experience in the retail industry. He recently served as the president and chief executive officer of videogames retailer Electronics Boutique from 2001 to 2005. Our chief financial officer, Dan Terrell, has more than 15 years of experience working with reporting companies in the retail industry. Over the past 18 months, we have assembled a management team that has extensive experience in the specialty retail and hardline retail industries across a broad range of disciplines, including store operations, marketing, merchandising and information systems, production, distribution and finance. We intend to continue to leverage our management team’s experience and acumen to execute our strategy effectively. Upon completion of this offering, our executive officers and directors will own         % of our company.

Growth Strategy

We intend to continue to increase revenues and profitability by strengthening our position as a leading provider of hardwood flooring within our growing market. Specific elements of our strategy for continued growth include the following:

Expand Our Store Base

The hardwood flooring market is highly fragmented, and we believe there is a significant opportunity to expand our store base. Because of the low capital investment required to open new stores and the attractive returns on investment that our stores generate, we intend to continue to expand our store base. We plan to open at least 25 new stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter. As of May 31, 2007, we had opened seven new stores and had signed leases for eight additional stores during 2007. We believe that we have opportunities to expand our store presence in most of our existing markets, as many of our larger markets have only one or two stores. We also plan to open stores in new markets, leveraging our national advertising campaign, as we believe our store concept has broad national appeal and can be successful in a wide variety of large and small markets.

Improve Productivity and Efficiency

We seek to drive productivity through strong comparable store sales performance and by improving operational efficiencies. We expect that sales growth will be driven by our investment in our proprietary brands, targeted marketing campaigns and more efficient sales and inventory planning and forecasting. We also expect sales growth will be supported by favorable industry trends, including increasing remodeling activity and consumer preference for hardwood flooring. In addition, we continue to build on what we believe is our strong track record of consistent store-level execution. We intend to maintain our low-cost store model for both our existing and new stores, to focus on increasing gross margins across our assortment of products and to focus on maintaining retail pricing discipline among our stores. We also incentivize our employees using commissions derived from on store-level metrics. We plan to increase the number of product shipments from our suppliers directly to our stores, thereby saving delivery time and expense from our Toano facility.

Build on Our Core Strengths

We attribute our success to our focus on and our ability to deliver on our value proposition to the customer, which results from leveraging our strength as a vertically-integrated, low-cost operator. As we continue to increase our revenues by opening new stores and marketing our proprietary brands, we also plan to decrease marginal costs by taking advantage of improving economies of scale in purchasing, leveraging our existing infrastructure and other fixed expenses, particularly general corporate overhead and lease expenses, and optimizing our finishing, distribution and supply chain management. We believe that we have built out our operations to be able to scale upward to sustain a high level of growth. For example, while we currently operate one finishing line at Toano, which we believe can support our planned growth for at least the next three years, we have the space to construct a second finishing line in the facility that would double our capacity. We believe the second finishing line would require limited incremental investment and could be funded through cash flow from operations. Similarly, we have designed our inventory and management information systems to be scalable as we expand our operations.

Leverage Our Multi-Channel Sales and Brand Marketing

We use our advertising and marketing activities and our multiple sales channels—particularly our website and our call center—to help educate potential customers about hardwood flooring. As customers learn more about hardwood flooring and how best to shop for it, they also learn more about our products and value proposition, which we believe drives customer store visits and purchases of our products. We believe that as we continue to leverage our multi-channel strategy, we will drive repeat customer traffic. We have also made a significant advertising and marketing investment to link our brands, particularly Lumber Liquidators and Bellawood, to quality and value as well as to establish ourselves as the hardwood flooring experts. We believe that opportunities exist to expand sales with marketing initiatives focused within and across each of our sales channels. For example, we recently conducted our first mass mailing of catalogs, and we expect to continue expanding our catalog mailing efforts to prospective customers in markets where we have stores. Based on our focus group research, we believe that more than 90% of our customers visited our website before making a purchase from us. Initiatives like these should enable us to more cost-effectively reach new customers and encourage previous customers to make additional purchases from us. As we continue to grow and open more stores, we believe that our marketing and branding activities will become more efficient and targeted. We also believe that our customer acquisition costs will decline on both a per-customer and per-store basis.

Our Market

The hardwood flooring market represents approximately 10% of the overall U.S. floor coverings market, which includes carpet and area rugs, hardwood and softwood flooring, ceramic floor and wall tile, resilient sheet and floor tile and laminate flooring. In its 2005 Wood Flooring report, as subsequently updated in March 2007, Catalina Research Inc. estimates that the value of U.S. hardwood flooring wholesale sales in 2005 was approximately $2.3 billion (representing retail sales of $4.1 billion), and that the market will grow at a compound annual growth rate of 7.4% through 2011. Despite projected long-term growth, however, Catalina estimates that U.S. hardwood flooring sales declined by 10.6% in 2006, with a 15.2% decline in square-foot sales in the fourth quarter of 2006. Similar declines were estimated across most types of flooring, and were due in particular to decreased new housing demand. The majority of our sales, however, are to consumers engaged in remodeling projects, so despite these market declines our net sales increased 36% from 2005 to 2006 and 21% from the first quarter of 2006 to the first quarter of 2007. We believe we will continue to benefit from several key long-term industry trends and characteristics including:

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Increased Home Improvement Spending.    Based on the U.S. Census Bureau construction report, residential improvement spending grew at a 7.0% compound annual growth rate from 2000 to 2005. According to the Home Improvement Research Institute, spending on home improvement products is forecasted to grow at a 5.2% compound annual growth rate from 2005 to 2010. The home improvement market is driven by several factors, which include the age of the existing housing stock, home ownership levels, average home size and demographic shifts in the population.

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Aging Housing Stock.    As homes get older, homeowners remodel in order to maintain habitability, marketability and attractiveness of the home. Also, as homes get older, materials such as floor coverings that were used at the time of initial construction wear out and must be replaced or upgraded to compete with new homes. According to the U.S. Census Bureau, the median age of the U.S. housing stock was 33 years in 2005, which compares to 25 years in 1990 despite record new home construction in recent years.

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Increasing Home Ownership.    Data from the U.S. Census Bureau shows that home ownership rates increased to 69% in 2005 from 65% in 1995. Homeowners are significantly more likely to spend on residential improvements than landlords and renters. According to the Joint Center for Housing Studies of Harvard University, homeowners increased their residential improvement expenditures 10% annually from 2000 to 2005, while owners of rental properties have increased their spending by less than 4% annually over the same period.

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Increasing Average Size of Homes.    As homes have increased in average size, there is more floor surface to be covered. According to the U.S. Census Bureau, the average new single family home was estimated to be 2,434 square feet in 2005, a 16.2% increase from 2,095 square feet in 1995.

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Favorable Demographic Trends.    Purchases by households with more discretionary income have driven increased hardwood flooring sales. Households with incomes of $70,000 or more made approximately 49.4% of total hardwood surface flooring purchases in 2003, up from 32.8% in 1997. The population segment represented by this income bracket was one of the most quickly growing over the past decade. Similarly, households headed by people between 35 and 64 years of age represented 69.2% of total hard surface flooring purchases in 2003, up from 63.8% in 1997. This segment’s population will continue to grow, as the U.S. Census Bureau projects the 45 to 64 age segment to increase to 26.2% of the population by 2010 (up from 22.1% of the population in 2000). This constitutes the largest population increase of any age group over that period.

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Evolution of the Hardwood Flooring Market.    Manufacturers today offer a wider range of wood species than they have historically, including exotic woods and bamboo, as well as distressed and handscraped flooring lines that appeal to a wider range of consumers. Additionally, manufacturers have designed hardwood flooring that is increasingly easier and less costly to install, such as prefinished, engineered floors that can be installed without glue. Prefinished hardwood floors have become highly prevalent due to ease of installation, multiple styles and applications for situations that in the past precluded the use of hardwood floors. Unfinished products usually require professional installation, sanding and multiple coats of varnish. According to industry sources, the percentage of prefinished square feet of flooring sold increased from 38% in 1999 to 50% in 2004.

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Greater Attractiveness of Hardwood Flooring.    Hardwood flooring sales have grown historically, and we expect that they will continue to grow as consumer preferences shift to hardwood flooring and as industry innovations drive growth, such as through a greater range of product offerings that appeal to varied consumer preferences and hardwood flooring that has been designed for easier and less costly installation. According to the 2005 Wood Flooring report, hardwood represented an estimated 10% of the floor covering market in 2005, up from 9% in 2000. We believe that consumers increasingly prefer hardwood flooring for its perceived cosmetic and durability advantages, as well as its ability to contribute to a healthy home because it is relatively easy to clean and traps less dust, dirt and bacteria than some other types of flooring.

Our Products

We offer a complete assortment of hardwood flooring that includes prefinished premium exotic hardwoods, engineered hardwoods, unfinished hardwoods and laminates. Our product offering is substantially comprised of our proprietary brands, and we plan to offer new proprietary brands in the future. Our hardwood flooring products are generally available in various widths and lengths. They are generally differentiated in terms of quality and price based on the species, grade of the hardwood and quality of finishing as well as the length of the warranty. In total, we offer nearly 350 different flooring product stock-keeping units (“SKUs”). Brands generally come either prefinished or unfinished. Prefinished floors are finished in a factory under controlled conditions and are ready to be enjoyed immediately after they are installed. Our prefinished products generally have warranties ranging from 10 to 50 years when used in residential settings, and three to five years when used in commercial settings. We check the quality of our prefinished products using a variety of testing methods. Unfinished hardwood flooring is sanded and finished several times after installation, typically by professional flooring contractors. In addition, some brands have specialized features that appeal to particular customer needs. For example, engineered hardwood products are better suited to areas with higher moisture, because they are less affected by changes in humidity. We also offer a broad assortment of flooring enhancements and installation accessories, including moldings, noise-reducing underlay, and adhesives, that complement our assortment of floor offerings.

The graphic below sets forth the percentage of our 2006 net sales that we derived from each product category:

Hardwood

Solid Hardwood.    Our proprietary solid hardwood products are milled from one thick piece of wood, which can be sanded and refinished numerous times. We offer flooring products made from more than 25 wood species, including both domestic woods, such as ash, beech, birch, hickory, northern hard maple, northern red oak, pine and American walnut, and exotic woods, such as bloodwood, cherry, cypress, ebony, koa, mesquite, mahogany, rosewood and teak. We offer a 50-year residential warranty, which we believe is the industry’s longest, on our premier Bellawood brand (including the Ty Pennington Collection) because the multiple coats of natural stains and urethane-based sealers that we apply to them produce a product with one of the highest scuff resistant finishes in the industry (as measured by the Taber Abrasion Test). In 2006, Bellawood flooring accounted for approximately one-third of our total flooring sales.

Our proprietary solid hardwood flooring offerings are described in the following table:

Brand	Domestic/ Exotic Wood	Prefinished/ Unfinished	Residential Warranty (years)	SKU Count	Other Characteristics
Bellawood	Both	Prefinished	50	153	Our premium brand; easy to install, with a high-abrasion UV-cured aluminum oxide finish
Ty Pennington Collection	Both	Prefinished	50	4	Unique solid hardwood floors selected by Ty Pennington and featuring a Bellawood finish
Builder’s Pride by Dura-Wood	Both	Prefinished	25	22	Solid hardwood for the value-conscious consumer
Virginia Millworks Co. Handscraped Solid	Domestic	Prefinished	25	9	Handscraped and distressed floors evoking those in Colonial American homes
Casa de Colour Collection by Dura-Wood	Domestic	Prefinished	25	13	Solid oak and maple, stained to enhance the natural wood tones
Clover Lea Plantation	Domestic	Both	None	12	Solid pine
R. L. Colston & Sons	Both	Unfinished	None	30	Solid pine

Engineered Hardwood.    Our proprietary engineered hardwood products are produced by bonding a layer of hardwood to a plywood backing. Like our solid hardwood floors, our engineered hardwood floors are offered in domestic and exotic wood species. All of our engineered hardwood products are prefinished. One brand, Schôn 4” Single Strip Quick Clic, allows for easy-click installation, in which the floors click together and “float” above the sub-floor instead of being nailed or glued into place. Our proprietary engineered hardwood flooring offerings are described in the following table:

Brand	Domestic/ Exotic Wood	Residential Warranty (years)	SKU Count	Other Characteristics
Schôn Engineered Floors	Both	30	20	Extra-thick solid hardwood wear layer, approved for below-grade installation
Schôn 4” Single Strip Quick Clic	Both	30	3	Floating wood floors featuring single strip boards and easy-click installation
Virginia Millworks Co. Engineered	Domestic	30	7	Handscraped and distressed floors that evoke floors found in Colonial American homes
Timber Top Engineered Wood Floors	Both	15	6	Have a thinner wood top layer; designed for the more value-conscious consumer

Bamboo and Cork.     Bamboo and cork are ecologically friendly choices in flooring that have gained in popularity due to their greater renewability, which we believe appeals to environmentally conscious customers. Bamboo is one of the fastest growing plants and has an extensive root system that creates new bamboo shoots without replanting. Cork flooring, which is durable, acoustical and an insulator, is produced by harvesting the outer bark of the cork oak tree, and the same tree can be harvested numerous times. Our proprietary bamboo and cork flooring offerings are described in the following table:

Brand	Easy-Click Installation	Residential Warranty (years)	SKU Count	Other Characteristics
Schôn Engineered Floating Bamboo Floors	Yes	30	4	Features easy-to-install quick-clic installation and an extra-thick wear layer
Morning Star Bamboo Flooring	No	30	8	Our premier bamboo line, made with 4+ year old bamboo to increase hardness
Ty Pennington Collection	No	30	3	Premium quality bamboo floors selected by Ty Pennington
Lisbon Cork Co. Ltd.	Yes	25	5	Made from real cork; durable; comfortable cushioned surface
Supreme Bamboo by Eco-World Flooring Co.	No	15	4	Designed for the more value-conscious consumer

Laminate.     Our proprietary laminate flooring is typically constructed with a high-density fiber board core, inserted between a melamine laminate backing and high-quality photographic paper displaying an image of wood and a ceramic finish, abrasion-resistant laminate top. These products are produced and assembled to our specifications by third parties. Some of our laminate flooring brands allow for easy-click installation or V-groove installation, while others offer a pre-glued undersurface, moisture repellent, soundproofing, single-strip format or a handscraped textured finish. Residential warranties range from 10 to 30 years. We offer various brands and 39 SKUs of laminate flooring in 6mm, 7mm, 8mm and 12mm thicknesses.

Moldings, Accessories and Other Products.    We offer a wide variety of hardwood flooring accessories. For example, we sell stair treads and moldings that complement our hardwood floor products. We also sell underlays that can be placed between the new floor and the sub-floor, which insulate sound and cushion the floors. In addition, we sell installation supplies (such as adhesive and trowels), floor cleaning supplies and butcher-block kitchen countertops.

Multiple Integrated Sales Channels

We sell our products through four integrated sales channels, consisting of our stores, call center, website and catalog. We believe that our sales strategy enhances customer service because it provides superior convenience and facilitates the customer’s purchasing decision. We provide customers with tools to learn about hardwood flooring and the installation process and give them the ability to view our complete assortment of products through each channel. This integrated process produces operational benefits that improve market penetration and returns on capital.

Our approach is based on our belief that customers prefer to shop for flooring using multiple channels. Since hardwood flooring is an infrequent purchase for many of our customers, we believe that we increase our chances of making a sale if we are the consumer’s choice for expert service at each step of their purchasing decision, from initial education about hardwood flooring to guidance on best maintenance practices for their installed flooring. Our national advertising strategy is designed to raise awareness of our brand and to establish Lumber Liquidators as the first destination for customers who are in the early stages of a purchase decision. Our other marketing efforts, our website and our catalog are similarly designed to both sell products and to provide customers with information throughout the purchasing process. Our research indicates that by the time a customer enters one of our stores, he or she has generally researched our offerings on our website or in our catalog and is ready to make a purchase.

Customers can purchase our products in our stores, or through our call center or website, and can either have those purchases delivered directly to their homes or arrange to pick them up at a nearby store location. With the exception of certain high-volume products, we have found that customers typically expect to take delivery of their products approximately one month after placing an order. Customers who do not take immediate delivery must generally leave a deposit of approximately 50% of the retail sales amount, with the balance payable when the products are delivered. The prices available on our website and from our call center are the same as the prices in our stores.

Stores

We have developed a national store presence, with 98 locations in 40 states as of May 31, 2007. Most of our stores are currently located in primary or secondary metropolitan areas, but we have also succeeded in a number of smaller markets. At present, we generally have no more than two stores in each major metropolitan market, and there are many small and medium-sized markets where we have no stores at all. In identifying new markets, we intend to target selected markets that have demographic and other characteristics similar to those where we have been successful and fill in larger markets with additional stores.

In 2006, our stores that had been open for more than twelve months had average per-store sales of $4.2 million, and we have experienced strong comparable store sales in each of the last four years. Our stores are designed to reflect our low-cost approach to doing business, and consist of a large warehouse and a small attached showroom. The average size of our stores is approximately 6,000 square feet, of which approximately 800 square feet is dedicated to the showroom selling area. We seek buildings that are typically located in industrial or commercial areas that have lower rents than traditional retail locations, are accessible from major roadways and have significant visibility to passing traffic. We enter into short leases, generally for terms of five years, to maximize our real estate flexibility. Our store model targets a pre-tax return on invested capital in excess of 140% for stores open more than three years (including all advertising costs). For the twelve months ended March 31, 2007, we did not have an unprofitable store on a four-wall basis in our portfolio (excluding stores open for less than three months).

We have engaged a national broker to assist us with identifying locations for new stores and negotiating with landlords. After the broker has identified a new site, members of our management team visit the site, and it is reviewed for final approval by our real estate committee. Our first priority is to expand into markets in which we currently do not have a store, or where our existing store is more than an hour’s drive away from what we believe is a critical mass of potential customers. We also focus on high density markets that we feel can support a second or third store. In the past, the size of our stores has varied depending on our ability to acquire space opportunistically, but we expect that new stores will be between 5,000 and 6,000 square feet, with approximately 800 square feet dedicated to the showroom and the remaining space used as a warehouse.

The table below highlights certain information regarding our stores open during each of the five years ended December 31, 2006 and the three months ended March 31, 2007.

	2002	2003	2004	2005	2006	Three Months Ended March 31, 2007
Number of stores at beginning of period	23	25	40	57	76	91
New stores	2	15	17	19	16	2
Closed stores(1)	—	—	—	—	(1)	0

Number of stores at end of period	25	40	57	76	91	93

(1)	The 2006 closed location represents a laminate flooring-only store established to operate during the remaining lease period of a relocated store.

Consistent with our low-cost focus, the layout of our stores is simple and includes design elements that consumer research suggests influence purchasing decisions. Our store design is intended to be both informative and functional. For example, wall displays in our stores show a selection of one-foot by two-foot displays of our flooring products, while the floors are generally laid with various examples of the hardwood flooring products we carry. Our research shows that customers correlate our simple, functional store designs and locations outside of high-rent retail areas with a belief that they have received good value for the money they have spent on our products.

A typical store that has been open for more than 12 months is staffed by a store manager and two assistant managers. We hire additional staff to the extent required by a store’s level of business. The store manager is responsible both for store operations and for overseeing our customers’ shopping experience. Many of our store managers have previous retail experience with large retailers in the home improvement industry, the retail flooring industry or the flooring installation industry. Store manager compensation consists of a base salary and commissions.

Average store inventory is approximately $275,000 and consists of both in-stock inventory and order-specific inventory. Our in-stock inventory is generally comprised of high-volume merchandise that our customers prefer to have available at the time of purchase. Products in this category include laminates, bamboo and certain accessories. We stock most of our other products at our Toano distribution facility, from which we can deliver products to our customers across the country within a week.

We expanded our store base by 19 stores in 2005 and 16 stores in 2006. We plan to open at least 25 new stores in 2007 and between 30 and 40 new stores during each of the next several years thereafter. As of May 31, 2007, we had opened seven new stores and had signed leases for eight additional stores in 2007. We intend to continue to expand our store base in the future. Since we began operations, we have closed only one location, a laminate flooring-only store established to operate during the remaining lease period of a relocated store. Our average new store across our markets has historically become profitable within three months of beginning operations and returned its initial cash investment within seven months.

Call Center

More than 50 flooring experts cross-trained in sales, customer service and product support staff our call center. In addition to receiving telephone calls, our call center staff has recently been made available to chat online with visitors to our website, respond to e-mails from our customers and engage in telemarketing activities. Customers can contact our call center to place an order to be delivered directly to their home or picked up at a nearby store, to make an inquiry or to order a catalog. Callers can also order flooring samples for a nominal fee that is credited towards their first purchase. Our call center uses a scalable Internet-based telephone system that allows for rapid movement of our telephone handsets as needed to any available Internet connection. Our call center staff work on a commission basis. Call center sales fulfilled through our Toano distribution facility are credited to the call center, while those picked up at one of our stores are credited to that store. If the sales credited to the various stores were instead credited to our call center, our call center would constitute our largest store by sales volume.

Website

Our website (www.lumberliquidators.com) serves both to educate consumers and to generate sales, whether through a store, our call center or directly via the website itself. Potential customers want information about the products they are considering, and we seek to provide them with what they need to make an informed decision. Visitors to our website can interact with our flooring experts via live chat and can search through a large database of frequently asked questions we call “Flooring 101.” We also offer product reviews and an extensive “before and after” gallery from previous customers, as well as detailed product information and how-to videos that explain the installation process. As with our call center, visitors can also order flooring samples. We have included endorsements by Bob Vila and Ty Pennington on the website to add credibility to our message. As part of our effort to distinguish the brand, we also maintain separate websites specifically for Bellawood (www.bellawood.com) and the Ty Pennington collection (www.tyscollection.com), where customers can go to learn more about those product lines and which directs them to our website or our call center if they want to place an order.

Our Lumber Liquidators website was ranked as one of the top 50 retail websites of 2007 by an Internet industry source. Hitwise, a leading online analytics service, consistently ranks our website first relative to our specialty flooring competitors in overall sessions, page views and visit duration, based on their monthly analysis of several of our larger specialty competitors. Hitwise statistics also indicate that traffic is roughly split between men and women, with persons within the ages 25-34 and 35-44 each constituting approximately 25% of website visitors, and more than half of our visitors coming from households with annual incomes greater than $60,000. Our website averaged more than 450,000 sessions per month in the last three quarters of 2006, with approximately one out of every seven of our website visitors viewing the store locator page. In 2006, we began a concerted effort to collect the names and email addresses of customers who visit our website so as to better serve their needs and to assist us in marketing our products to them. We had collected approximately 400,000 mailable addresses as of March 31, 2007.

Catalog and Other Mailings

Our direct mail strategy focuses on regular contact with our customers and the targeting of prospective purchasers. We distribute our catalog, as well as other direct mailings, to key consumer and commercial segments around specific store locations. Copies of our catalog can also be obtained through our stores, our call center and our website. Our catalog supports in-store, call center and website sales, and approximately 70% of customers who purchased hardwood flooring from us during 2006 had requested a catalog from us. In February 2007, we conducted our first mass mailing of catalogs, in which we mailed approximately 1.5 million catalogs to former customers and others who had provided us with contact information. We believe this mailing supported an increase in store traffic and call center volume that led to more sales. We expect to continue expanding our catalog mailing efforts to prospective customers in markets where we have stores. We also conducted a postcard mailing to 1.3 million households in October 2006, which we believe led to increased traffic in our stores based on several factors including an increase in repeat customers.

Customers

We seek to appeal to customers who desire a high-quality product at an attractive value, and are willing to travel to less convenient locations to get it. We sell our products principally to existing homeowners, who represent about 80% of our customers based on total customers. Historically, these homeowners are in their mid-30’s or older, are well-educated and have been living in their homes for at least several years. Almost 50% of hardwood surface flooring purchases are made by households with incomes of $70,000 or more. We have found that homeowners like various aspects of wood floors, including appearance and durability, ease of installation, renewability of resources and increasingly higher quality of engineered and laminate flooring. The majority of these customers hire a third-party installer to put in their flooring, with the remainder being do-it-yourself installers. Most of our other sales are to contractors, who are primarily small businesses that are either building a small number of new homes or have been hired by an owner to put in a new floor.

Customer Service and Sales Force

We position ourselves as hardwood flooring experts and believe our high level of customer service reflects this positioning. Key elements of our service include providing consumers with useful product information and answering their hardwood flooring questions, ensuring product availability, following through on customer requests and selling high-quality products at an attractive value. Our store associates are familiar with all aspects of our store operations, and along with our call center staff are trained to understand the characteristics and installation method for the broad range of hardwood flooring as well as guiding customers through the purchase process. Many of our staff have relevant industry experience, and we are currently developing a formal standardized training program for all of our store associates. We actively participate in local trade shows and home and garden shows, which we find to be an excellent opportunity to educate consumers about our products and distribute our catalogs and samples. Our website has a large “frequently asked questions” section, and potential hardwood flooring consumers can obtain live assistance through our online chat feature. Consumers can also access how-to videos and slideshows that provide detailed instructions on how to choose and install hardwood flooring.

While we do not provide or arrange flooring installation, nor do we recommend or endorse installers or installation companies, as a courtesy to our customers, each of our stores maintains a list of local third-party flooring installers that they may provide to customers. Choosing an installer, however, remains the sole responsibility of the purchaser or homeowner, and we disclaim any liability for the work performed (or any damage caused) by any installer, including those on any list our stores may provide.

Marketing and Advertising

We believe that our marketing and advertising supports our position as the hardwood flooring experts and as the specialty retailer that offers the broadest high-quality selection at everyday low prices. We have structured our marketing and advertising strategy to correspond with our understanding of the purchase cycle associated with hardwood flooring. Based on our market research, we believe that prospective customers generally do not buy on impulse. Instead, they invest time prior to their purchase to learn about hardwood flooring generally and to identify the correct hardwood flooring for their home. Accordingly, our marketing strategy emphasizes product credibility, brand awareness, customer education and direct selling.

We believe that we establish product credibility primarily through the strength of our product and the attractiveness of our pricing. We believe that we have achieved a reputation for quality and low prices, and that our proprietary brands are recognized for excellence by our customers. Our objective is to sell high-quality products at an attractive value, and we offer a large selection of hardwood flooring year-round at everyday low prices, ranging in quality from our premium Bellawood brand to our more economical brands. We try to avoid being perceived as a volume-driven discounter, so while our promotional cycle focuses on particular buying cycles, we generally try to hold our sales around events where we can create some excitement among customers. For example, we hold sales when we acquire bulk amounts of inexpensive inventory where we can pass along the savings, during three-day weekends when a customer has more time to consider (and possibly even install) a new flooring purchase, and during our annual “odd lot” sidewalk sale in April. In addition, as part of our efforts to optimize inventory levels, we implemented additional price discounts with respect to slower-moving inventory, primarily during the fourth quarter of 2006.

Our product credibility also benefits from celebrity endorsements and product placement opportunities, and we have long-term endorsement arrangements with respected and well-known home improvement celebrities Bob Vila and Ty Pennington. Bob Vila in particular has been associated specifically with our premium Bellawood proprietary brand for several years. Ty Pennington has endorsed both the Lumber Liquidators and Bellawood brands and has his own hardwood flooring collection, the Ty Pennington Collection. We also co-sponsor various television shows such as “Extreme Makeover: Home Edition” and HGTV’s “Dream Home,” which use our products and enable potential customers to see both what our flooring will look like after installation and the relative ease with which it can be installed.

We increase brand awareness in a variety of ways, including both advertising and by demonstrating to customers our unique value proposition. We believe that our Lumber Liquidators brand is positioned based on three primary attributes—selection, price and service—while our Bellawood brand is known as a premium flooring brand within the industry. Over the last few years, we have invested significantly to build awareness and demand for all of our proprietary brands. To increase brand awareness, we conduct ad campaigns on both a national and local level using both traditional and new media. Our activities include:

•	buying ads in national and local publications, such as home and garden magazines and local newspapers;

•

using targeted television advertising on cable networks such as HGTV, DIY Network and A&E Network, co-sponsoring television shows like “This Old House” and securing product placement on television shows like those noted above;

•	advertising on syndicated radio programs such as “The Rush Limbaugh Show” and various programs on National Public Radio;

•

engaging in sports marketing by sponsoring the truck driven by Todd Bodine (the 2006 NASCAR Craftsmen Truck Series champion) and engaging in marketing opportunities with Major League Baseball and the National Basketball Association;

•	engaging in banner advertising on the Internet, sponsoring links on well-known search engines, having storefronts with large e-tailers and having a large network of online affiliate partners; and

•	supporting charitable causes and local communities, including support for Habitat for Humanity, Tomorrow’s Children Fund, the National Braille Press and Homes For Our Troops.

We believe our national advertising campaigns have been successful, and we expect to see greater returns on our investment in national advertising as more stores open near people who have already been introduced to our brands. We expect to place a greater focus on local advertising to support targeted store growth while maintaining appropriate levels of national advertising. We believe that the percentage of our revenues devoted to marketing and advertising will decline as we continue to expand.

We strive to educate the customer in a variety of ways, including through our website, our catalog and our employees (both in the store and at external events, like trade shows). We also use a variety of mechanisms that directly support sales and focus on identifying new prospective customers and contacting known prospective customers to encourage them to make a purchase. Many of these require the potential customer to opt in, which we believe increases our response rate. For example, we send emails to our past customers and self-identified prospective customers, and we employ opt-in sweepstakes with major brands such as HGTV. We also distribute our catalog and other direct mailings throughout the year to key consumer and commercial segments targeted around specific store locations, and engage in telemarketing campaigns.

Suppliers

We work directly with a select group of vendors and mills with whom we have cultivated long-standing relationships to ensure a consistent supply of high-quality product at the lowest prices. As part of ensuring the high-quality nature of our brands, we have developed demanding product standards. As we have grown, we believe our supplier relationships have strengthened, which we believe helps to ensure our access to a broad selection of products. Many suppliers have grown to support our business. We select suppliers based on a variety of factors, including their ability to supply products that meet industry grading standards and our specifications. As part of ensuring that they are meeting relevant standards, we inspect samples, make periodic site visits to our suppliers’ mills and selectively inspect inbound shipments at our distribution center. Based on our historical experience, we believe that some of the mills that we use are among the best in their respective markets. We also support social and environmental responsibility among our supplier community, and the majority of our suppliers have entered into an environmental and social responsibility agreement with us. This agreement contains a code of conduct regarding our expectations concerning environmental, labor and health and safety matters. We encourage the use of renewable resources, and generally prefer to use suppliers that operate in areas where the harvest rate is slower than tree planting and growth rates.

We currently purchase products from approximately 90 vendors. We primarily purchase flooring directly from mills and trading companies. In 2006, 68% of our hardwood merchandise was purchased directly from mills, 31% was purchased from trading companies and 1% of our product was purchased through buying agents. Trading companies contract with mills to make products for us, and handle certain shipping and customs matters. In 2006, one of our suppliers, Sequoia Floorings, accounted for approximately 14% of our purchases, and acted as agent for another of our suppliers that accounted for another 7% of our purchases. Including those companies, our top 10 suppliers account for approximately 63% of our supply purchases in 2006. We believe that we are one of the largest customers for most of our largest suppliers, which we believe enables us to obtain better prices in some circumstances.

We do not have long-term contracts with most of our suppliers, as we believe is standard in our industry, but we believe we have stable long-term historical relationships with the majority of mills with whom we do business. We generally purchase product on an order-by-order basis, and write orders for delivery in 90 to 180 days. We also have one long-term purchase agreement with a trading and import company that we entered into in July 2006. Pursuant to the terms of that agreement, we are required to order a specified minimum amount of product each year, totaling approximately 27 million square feet of product (representing less than 5% of our estimated purchasing needs) over the four-year period of the agreement. The agreement provides for a set menu of products, including prices and specifications, from which we can pick in placing our orders. The agreement also provides for a detailed process by which either party can request a change in prices or specifications, or add or delete products from the menu.

Overseas suppliers deliver our product to us by sea, usually requiring between 21 and 35 days from port to port. These products are delivered to a U.S. port of entry, most frequently Norfolk, Virginia, after which the majority is shipped to our Toano distribution facility for finishing (when required) and distribution to our stores. The balance is shipped directly from the port of entry to our stores. Products supplied by our North American suppliers are generally delivered to our Toano facility or our stores by truck. Our Toano facility is strategically located near the international shipping port in Norfolk, Virginia and major east-west and north-south interstate highways. In 2006, approximately 30% of our product was sourced from Asia, approximately 24% was sourced from South America, approximately 35% was sourced from North America and 11% was sourced from other locations. All of our foreign purchases are negotiated and paid for in U.S. dollars.

Although we maintain strong relationships with our suppliers, we believe that opportunities exist to improve purchasing terms in the future. In evaluating suppliers, one of the factors we consider is their access to new or hard-to-find species of wood, so that we can continue to expand our range of exotic hardwood products. We also seek out new mills that can meet our standards, and we work with them to evaluate new hardwood species and new technologies that may allow us to expand or improve our operations. We continually seek out new suppliers to ensure that we have sufficient product flow to support our current operations and expected growth. We believe that alternative and competitive suppliers are available for most of our products.

Finishing

We finish more than 22 million square feet of prefinished hardwood flooring annually at our state-of-the-art finishing facility in Toano. This includes about 75% of all Bellawood products, the balance of which we obtain from qualified prefinishing suppliers in both North and South America. We also finish small quantities of certain of our other products at that facility. The Toano finishing facility sources both domestic and exotic unfinished flooring from more than 20 mills, trading companies and buying agents located in North and South America, Asia and Australia. We currently operate one finishing line at Toano and we have the space to construct a second finishing line in that facility. We continually invest in improving our process controls and product quality, and we believe that our existing finishing infrastructure at our Toano facility can support our planned growth over at least the next three years. We believe the incremental investment to fund a second finishing line at our Toano facility will be limited and can be funded through cash flow from operations.

At our Toano facility, we prefinish the hardwood flooring to produce a product that has one of the highest scuff resistant finishes in the industry as measured by the Taber Abrasion Test, an abrasion testing method designed to measure the abrasion resistance of protective floor finishes. The prefinishing process involves several steps. We begin the process by sanding the unfinished hardwood to ensure that it has uniform thickness and optimal smoothness. We then apply multiple coats of natural stains and urethane-based sealers to enhance grain appearance and provide excellent abrasion resistance and toughness. Each coat is cured to ensure proper adhesiveness to the hardwood, and the wood is scuffed with denibber brushes between coats to ensure smoothness. Finally, we apply a topcoat, which provides scratch and stain resistance, further enhances abrasion resistance and controls the final gloss or sheen of the hardwood flooring. The topcoat is then cured and cooled, and the prefinished hardwood is graded and boxed.

We have adopted sophisticated quality assurance policies and techniques, which are based on national and international standards where appropriate. These standards specify requirements for flooring products, sampling techniques and other quality-related activities, and are published by organizations such as the National Wood Flooring Association, the National Oak Flooring Manufacturers Association and the International Organization for Standardization.

Throughout the prefinishing process, we perform numerous tests and visual inspections to verify that the flooring complies to our specifications, that we are maintaining effective control over the finishing process and that the final prefinished hardwood flooring meets our requirements. In developing these policies and techniques, we emphasize defect prevention, minimizing variations in our products, decreased waste and workplace safety. For example, samples of each of our products undergo Taber Abrasion Testing. As part of the testing process, flooring is secured to a turntable that is a weighted wheel covered in sandpaper. The turntable is rotated, causing the sandpaper to wear against the finish. Each full revolution is counted as a Taber cycle, and the number of rotations that it takes the sand paper to get through the finish becomes the Taber rating for that finish.

Distribution, Order Fulfillment and Inventory Management

We operate a single distribution center located in Toano, Virginia. We warehouse our products at that facility before shipping them to our stores by truck, and approximately 85% of our merchandise passes through this facility before we move it to our stores. It generally takes between two to five days for a shipment to reach our stores, and each store receives an average of 1.4 shipments per week. In some cases, our suppliers deliver products directly to our stores. We believe that our existing distribution infrastructure at our Toano facility can support our planned growth over at least the next three years. We continually monitor our operations to identify opportunities to improve efficiencies, and are currently working with a consultant to improve the efficiency of our operations and plan for future growth.

In the first quarter of 2007, we upgraded our corporate network with high-speed dedicated lines capable of carrying both voice and data communications. At this time all of our stores were rewired for voice and data. Voice communications are now carried over a scalable Internet-based network. Before the end of 2007, we plan to implement a new point-of-sale system in all of our stores. This touch screen system provides for real-time tracking of inventory and sales information. We believe that our updated inventory management and communications systems will allow for improved forecasting, more efficient inventory management, rapid stock replenishment and concise merchandise planning. We believe that these systems will give us substantial flexibility as we grow.

Competition

We are the leading store-based national hardwood flooring specialty retailer, and compete in a hardwood flooring market that is highly fragmented. We compete on the basis of price, quality, selection and availability of hardwood flooring we offer our customers, as well as the level of customer service we can provide. Our competitive position is also influenced by the availability, quality and cost of merchandise, labor costs, finishing, distribution and sales efficiencies and our productivity compared to that of our competitors. The market includes both national and regional home improvement chains which specialize in the lower-end, higher-volume flooring market and offer a wide range of home improvement products other than flooring. We also compete against smaller national specialty flooring chains, some of which have an Internet presence, and a large number of local and regional independent flooring retailers, including a large number of privately-owned single-site enterprises.

We estimate, based on internal market research, that our share of the hardwood flooring retail market was approximately 5% in 2006, up from approximately 4% in 2005. We believe that we compete effectively against the large national chains by offering competitive prices, higher-quality hardwood flooring products, a broader product assortment, a shorter delivery time, and better customer service by virtue of our more knowledgeable sales staff and single-product focus. In addition, we believe that our largest competitors with Internet operations focus to a greater extent on the lower-priced segment of the hardwood flooring market, particularly engineered, bamboo and laminate flooring. The remainder of the hardwood flooring market is dominated by small local independent retailers that usually sell carpet and tile in addition to hardwood flooring. Most of these retailers purchase their hardwood flooring from domestic manufacturers or distributors, and typically do not stock hardwood flooring, but order it only when the customer makes a purchase. As a result, we believe it takes these retailers longer than us to deliver their product to customers, and their prices tend to be higher than ours.

We also compete against companies that sell other types of floor coverings, such as carpet, vinyl sheet and tile, ceramic tile, natural stone and others.

Employees

As of December 31, 2006, we had 490 employees, 96% of whom were full-time and none of whom was represented by a union. Of these employees, 57% work in our stores, 22% work in corporate or similar functions (including our call center employees) and 21% work in our finishing and distribution operations. As of May 31, 2007, we had 573 employees, with approximately the same percentage breakdown. We believe that we have good relations with our employees.

Properties

As of May 31, 2007, we operated 98 stores located in 40 states. Our stores average approximately 6,000 square feet, of which an average of 800 square feet is dedicated to the showroom and the remainder used as a warehouse. As of May 31, 2007, we had opened seven new stores and had signed leases for eight additional stores (which, since they are not yet operational, are not included in the table below) in 2007. Our Toano, Virginia finishing and distribution facility has 307,784 square feet, of which approximately 32,000 square feet are office space, and is located in on a 74-acre plot. We currently operate one finishing line at Toano, and we have the space to construct a second finishing line in that facility.

The table below sets forth the locations (alphabetically by state) of our stores in operation as of May 31, 2007.

State	Stores	State	Stores	State	Stores	State	Stores
Alabama	1	Indiana	2	Mississippi	1	Oregon	1
Arizona	2	Iowa	1	Missouri	1	Pennsylvania	2
California	7	Kansas	1	Nevada	2	S. Carolina	2
Colorado	2	Kentucky	1	New Hampshire	2	Tennessee	3
Connecticut	2	Louisiana	2	New Jersey	3	Texas	8
Delaware	1	Maine	1	New Mexico	1	Utah	1
Florida	9	Maryland	2	New York	6	Virginia	5
Georgia	2	Massachusetts	4	N. Carolina	2	Washington	3
Idaho	1	Michigan	2	Ohio	3	W. Virginia	1
Illinois	2	Minnesota	2	Oklahoma	2	Wisconsin	2

We lease all of our stores and our Toano finishing and distribution facility. Our store leases generally have an initial operating lease term of five years and most provide options to renew for specified periods of time. A majority of our leases provide for fixed monthly or annual rentals. Certain of our leases include provisions for escalating rent, generally at fixed increases on predetermined dates. Many of our leases require us to pay taxes, insurance and common area maintenance expenses associated with the properties. The initial operating lease term for our Toano facility runs through December 31, 2019, with an option to renew for an additional 15-year term. Our Toano lease provides for fixed monthly rent with an annual increase of 3.0%, and it requires that we pay real estate taxes associated with the property, carry certain insurance and maintain the property in good condition and repair.

We currently lease 23 of our store locations and our Toano facility, which includes a store location, from ANO LLC, a company that is wholly owned by Tom Sullivan, our founder and the chairman of our board of directors. Tom is also the sole owner of DORA Real Estate Company, LLC and Wood on Wood Road, Inc., and has a 50% membership interest in BMT Holdings, LLC, and we lease one store location from each of these entities. See “Certain Relationships and Related Party Transactions.”

Intellectual Property and Trademarks

We have a number of marks registered in the United States, including Lumber Liquidators®, Bellawood®, 1-800-FLOORING®, Blutec®, and Quickclic®, and the Lumber Liquidators design mark, and have applied to register a number of other trademarks, including Builder’s Pride™, Schôn Engineered Floors™, Morning Star Bamboo Flooring™, Dream Home Laminate Floors™ and other product line names. We have also registered certain marks in jurisdictions outside the United States, including the European Union, Canada, Australia and Japan, and have registration applications pending in several other jurisdictions. We regard our intellectual property as having significant value and these names are an important factor in the marketing of our brands. We are not aware of any facts that could be expected to have a material adverse effect on our intellectual property.

Government Regulation

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to employment, public health and safety, zoning and fire codes. We operate each of our stores and finishing facility and distribution center in accordance with standards and procedures designed to comply with applicable codes and regulations.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and clean up of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material environmental costs, liabilities or claims in the future, especially in the event of changes in existing laws and regulations or in their interpretation.

Our suppliers are also subject to the laws and regulations of their home countries, including in particular laws regulating forestry and the environment. We consult with our suppliers as appropriate to ensure that they are in compliance with applicable home country laws. We also support social and environmental responsibility among our supplier community, and the majority of our major suppliers have entered into an environmental and social responsibility agreement with us. This agreement contains a code of conduct regarding our expectations concerning environmental, labor and health and safety matters, which includes among its guidelines an understanding that our suppliers must comply with the laws, rules and regulations of the countries in which they operate.

Legal Proceedings

We are involved in a claim brought by Dr. Clifford Wayne Bassett in the U.S. District Court for the Southern District of New York against us, E.W. Scripps Company (“Scripps”) and others, in connection with an article we purchased from Scripps, describing the benefits of hardwood flooring in relation to other types of flooring. The article contained a quote by Dr. Bassett, an allergist, who claims the quote was unauthorized. Dr. Bassett has asserted damages in excess of $10 million. The matter is in the early stages of litigation and, while there is a reasonable possibility that a material loss may be incurred, we cannot estimate the loss to us, if any, at this time. We intend to defend vigorously against this claim and, to the extent warranted, to seek contribution or indemnification from other parties.

We have received a demand letter dated December 22, 2006 from counsel representing a former senior executive in connection with his resignation of employment on May 31, 2006. The former executive alleges that he terminated his employment for “good reason,” as defined in his employment agreement and our warrant plan. Under the provisions of his employment agreement, termination for

“good reason” could entitle him to up to two years of wages and benefits and shares in an amount equal to up to 1.0% of our outstanding common stock. The former executive has not filed a lawsuit or a demand for arbitration. While there is a reasonable possibility that a material loss may be incurred, we cannot estimate the loss to us, if any, at this time. We intend to defend vigorously against any claim brought in connection with this matter.

In addition, we are involved in various claims and legal actions in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations and cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of May 31, 2007.

Name	Age	Position
Thomas D. Sullivan	47	Chairman of the board of directors; Founder (1)
Jeffrey W. Griffiths.	56	President and chief executive officer; Director (2)
Douglas T. Moore	51	Director (1)
John M. Presley	46	Director (1)
Martin F. Roper	44	Director (1)
Richard D. Tadler	50	Director (1)
Macon F. Brock, Jr.	65	Director nominee (3)
Daniel E. Terrell	43	Chief financial officer
E. Livingston B. Haskell	34	Secretary; General corporate counsel
Robert W. Morrison	51	Senior vice president, store operations
Marco Q. Pescara	42	Senior vice president, direct marketing and advertising
Andrew P. Shulklapper	45	Senior vice president, merchandising
Kenneth M. Strohschein	36	Senior vice president, information technology
H. Franklin Marcus, Jr.	61	Vice president, finance; Treasurer
Tyler C. Greenan	38	Vice president, store operations

(1)	The parties to the stockholders agreement described below under “Certain Relationships and Related Party Transactions” agreed to elect to our board one individual nominated by TA Associates Funds, two individuals nominated by Mr. Sullivan and two individuals nominated by Mr. Sullivan who are deemed acceptable by TA Associates Funds. TA Associates Funds selected Mr. Tadler and Mr. Sullivan selected himself among the initial nominees. Messrs. Moore, Presley and Roper were subsequently nominated and elected to the board effective April 2006.
(2)	Mr. Griffiths serves on our board pursuant to his employment agreement with us.
(3)	Mr. Brock has been nominated to serve on the board, effective the day after this offering closes.

Thomas D. Sullivan is our founder and has been the chairman of our board of directors since our inception in 1994. Prior to September 2006, Mr. Sullivan also served as president and chief executive officer since our incorporation in 1994. Mr. Sullivan serves on the board of directors of Dilon Technologies, LLC and several other privately held companies.

Jeffrey W. Griffiths has been the president and chief executive officer of Lumber Liquidators since September 2006, and a director of Lumber Liquidators since October 2006. Mr. Griffiths was previously the president and chief executive officer of video game retailer Electronics Boutique Holdings Corp. (“EB”) from 2001 through 2005, when EB merged with GameStop Corp. Mr. Griffiths’ career at EB spanned more than 20 years. He served as vice president and senior vice president of merchandising, marketing and distribution for EB from 1987 to 1996 and from 1996 to 2001, respectively. Mr. Griffiths also served as a director of EB from 2001 to 2005 and of Game PLC, formerly Electronics Boutique PLC, from 1995 to 1997. Mr. Griffiths holds a B.A. in history from Albright College and an M.B.A. from Temple University. He serves on the boards of directors of THQ, Inc., on the board of trustees of Albright College and the board of directors of the Philadelphia Academies Inc.

Douglas T. Moore has been a director of Lumber Liquidators since April 2006. Mr. Moore is the founder and principal of First Street Consulting in Richmond, Virginia, which is a small firm specializing in retail and new business development. Prior to this engagement, Mr. Moore served for 17 years as a senior executive of Circuit City Stores, Inc., with his last position as executive vice president, chief merchandising officer. Mr. Moore has also held operational and consumer marketing positions at AMF Bowling, Inc., A.H. Robins Company, Inc. and the Carnation Company. He received his undergraduate degree and M.B.A. from the University of Virginia.

John M. Presley has been a director of Lumber Liquidators since April 2006. In May 2006, Mr. Presley joined Fifth Third Bancorp in a strategic initiative post, where he is responsible for executing market banking strategies in existing and emerging markets. He previously served as chief financial officer for Marshall & Ilsley Corp. from 2004 to 2006, and was chief financial officer of National Commerce Financial Corp. in Memphis, Tennessee, and president and chief executive officer of First Market Bank in Richmond, Virginia. Mr. Presley holds a B.A. in economics and business administration from Rhodes College.

Martin F. Roper has been a director of Lumber Liquidators since April 2006. Mr. Roper is the president and chief executive officer of The Boston Beer Company, Inc., where he has worked since 1994 and has been a director since 1999. Prior to assuming that position in January 2001, he had served as the president and chief operating officer of that company since December 1999. Mr. Roper holds a B.A. in engineering and M.A. in engineering in manufacturing technology from Cambridge University and an M.B.A. from Harvard Business School. He serves on the board of directors of The Boston Beer Company, Inc.

Richard D. Tadler has been a director of Lumber Liquidators since December 2004. Mr. Tadler is a managing director of TA Associates, Inc. He has been associated with TA Associates, Inc. since 1987, specializing in medical and specialty service businesses. Mr. Tadler holds a B.S. in finance from the McIntire School of Commerce at the University of Virginia and an M.B.A. from the Wharton School of Finance. He is currently a director of several privately held companies and non-profit organizations.

Daniel E. Terrell has been the chief financial officer of Lumber Liquidators since October 2006. Prior to assuming this position, Mr. Terrell served as our controller from November 2004. Mr. Terrell was previously the vice president, controller & credit of Peebles Inc., a specialty apparel retailer that he joined in 1990 and where he continued to work after it was acquired in 2003 by Stage Stores, Inc. Before joining Peebles, Mr. Terrell worked for Ernst & Young. Mr. Terrell holds a B.S. in accounting from Virginia Tech.

E. Livingston B. Haskell has been the secretary and general corporate counsel of Lumber Liquidators since July 2006. Prior to assuming this position, Mr. Haskell was a partner at Williams Mullen and, before February 2006, was an associate at that firm. Mr. Haskell holds a B.S. in finance and marketing from the McIntire School of Commerce at the University of Virginia and a J.D. from Washington and Lee University.

Robert W. Morrison has been the senior vice president, store operations of Lumber Liquidators since January 2006. Prior to assuming this position, Mr. Morrison worked at and was part-owner of Morrison/Fleming Solutions from May 2005. Mr. Morrison was also president of Artistic Tile, Inc. from 2004 to 2005 and senior vice president and chief operating officer of Waterworks Inc. from 1999 to 2004. Mr. Morrison holds a B.S. in geology from Michigan State University.

Marco Q. Pescara has been the senior vice president, direct marketing and advertising of Lumber Liquidators since April 2006. Prior to assuming this position, Mr. Pescara served for more than five years as the vice president of direct response and marketing integration at Hickory Farms, Inc. Mr. Pescara holds a B.S. from the University of Toledo, an M.S. from Boston University and an M.B.A. from the University of Pittsburgh.

Andrew P. Shulklapper has been the senior vice president, merchandising of Lumber Liquidators since February 2007. Prior to assuming this position, Mr. Shulklapper was the division merchandise manager, consumer electronics for Sears Holdings Corporation from 2004 until 2007 and vice president, global market research for Displaysearch from 2003 to 2004. He also worked at Circuit City Stores, Inc. for twelve years, and the last position he held there was division merchandise manager for consumer electronics. Mr. Shulklapper holds a B.A. in economics from the University of Vermont.

Kenneth M. Strohschein has been the senior vice president, information technology of Lumber Liquidators since February 2006. Prior to assuming this position, Mr. Strohschein worked for Hickory Farms, Inc. from 2003, where he served as vice president of management information systems, chief information officer of that company from 2004 to 2006. Mr. Strohschein also worked for ten years at Busch’s Incorporated, a supermarket chain where, among other positions, he served as director of information technology for eight years. Mr. Strohschein holds a B.S. in management information systems from Kennedy-Western University.

H. Franklin Marcus, Jr. has been the vice president, finance and treasurer of Lumber Liquidators since October 2006. Prior to assuming this position, Mr. Marcus served as our chief financial officer from 2001 to 2006 and our secretary from 2004 to 2006. Mr. Marcus holds a B.S. in accounting from the McIntire School of Commerce at the University of Virginia.

Tyler C. Greenan has been the vice president, store operations of Lumber Liquidators since 2003. Prior to assuming this position, Mr. Greenan served as a regional manager and our vice president of store operations from 1998. Mr. Greenan holds a B.A. from the University of Miami.

Set forth below is a brief description of Mr. Macon F. Brock, Jr., who we expect will become a director effective the day after this offering closes:

Macon F. Brock, Jr. has been nominated to serve as a director, effective the day after this offering closes. Mr. Brock is a founder of Dollar Tree Stores, Inc. He served as the President of Dollar Tree from 1986 until 2001 and as Chief Executive Officer from 1993 until 2003. He has been a director of Dollar Tree since 1986 and Chairman of the Board since 2001. Until 1991, Mr. Brock was an officer and director of K&K Toys, Inc. Mr. Brock is Chairman of Randolph-Macon College. Mr. Brock also serves on the boards of directors of several smaller privately held companies and non-profit organizations. Mr. Brock earned his B.A. from Randolph-Macon College and served as a Captain in the U.S. Marine Corps. He was a special agent for U.S. Naval Intelligence before entering the retail business.

Board of Directors

Board Structure

We currently have six directors. We have nominated Macon Brock to serve on the board, effective the day after this offering closes. All members of the board are elected annually. In connection with this offering, we will change the structure of the board and the method of electing directors. The board will be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually. See “Description of Capital Stock—Certain Certificate of Incorporation and Bylaw Provisions.” Our board has determined all of our directors other than Messrs. Sullivan, Griffiths and Tadler (for purposes of the audit committee only) meet the independence requirements of the New York Stock Exchange and the federal securities laws.

Board Committees

Prior to this offering, our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

Audit Committee.    Prior to this offering, our board of directors will establish an audit committee, which is expected to consist of Messrs. Presley (chair), Moore and Roper, to assist our board in overseeing the preparation of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of our internal audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. Within a year of this offering, all of the members of the audit committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules.

Compensation Committee. Prior to this offering, our board of directors will establish a compensation committee, which is expected to consist of Messrs. Roper (chair), Tadler and Brock. Within a year of this offering, all of the members of the compensation committee will be independent, as determined in accordance with the terms of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules. The compensation committee will have overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Governance Committee.    Prior to this offering, our board of directors will establish a nominating and governance committee, which is expected to consist of Messrs. Moore (chair), Presley and Brock. Within a year of this offering, all of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules. The nominating and governance committee will assist our board of directors in implementing sound corporate governance principles and practices. Our nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of shareholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws will limit the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws will provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws will cover at least negligence and gross negligence on the part of indemnified parties. Our bylaws will also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We have in the past and may in the future enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements will provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our bylaws, and govern the process by which claims for indemnification are considered. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders. A shareholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

There is no pending litigation or proceeding involving any director, officer or employee where indemnification is sought, nor are we aware of any threatened litigation that may result in indemnification claims.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee, once it is formed, will be or have ever been an officer or employee of us. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

For 2006, directors who are also our employees, as well as Mr. Tadler, did not receive compensation for their service on our board of directors or any board committee. Each of our other non-employee directors received an annual retainer fee of $15,000, payable quarterly in increments of $3,750, beginning in the quarter in which they were elected. The three non-employee directors who received such compensation (Martin Roper, Douglas Moore and John Presley) were elected effective April 26, 2006, so each received an annual retainer fee of $11,250. This retainer fee covers annual services, including participation in up to six board meetings. If Messrs. Roper, Moore and Presley attended more than six meetings during the year, they would have been entitled to receive meeting fees of $2,500 per meeting attended in person or $1,000 per meeting attended by telephone. Each of Messrs. Roper, Moore and Presley also received options to purchase 26,385 shares of our stock at an exercise price of $7.58 per share (which, based upon a third party valuation of our stock, was the fair market value of a share of our stock on the date the options were granted). Directors have also been reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance.

Upon consummation of this offering, directors who are also our employees will continue to receive no compensation for their service on our board of directors or any board committee. We expect to pay all of our non-employee directors annual retainer fees and additional fees for attendance at board meetings in excess of six per year, and making annual option grants to our non-employee directors under our 2006 Equity Plan for Non-Employee Directors, in each case in the amounts set annually by the board of directors. Each non-employee director will receive an annual cash retainer of $             and an annual grant of             . Annual retainers will be paid to the chairperson of each committee of the board of directors as follows: $             for the audit committee chairperson and $             for each of the compensation committee chairperson and the nominating/governance committee chairperson. Directors will also be reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. We intend to continue to reimburse promptly all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or board committees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

The following table sets forth compensation paid to our directors in their capacities as such in the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation ($)	Total ($)
Thomas D. Sullivan(2)	—	—	—	—	—	—	—
Jeffrey W. Griffiths(2)	—	—	—	—	—	—	—
Richard D. Tadler	—	—	—	—	—	—	—
Martin F. Roper	$11,250	—	$12,335	—	—	—	$23,585
Douglas T. Moore	$11,250	—	$12,335	—	—	—	$23,585
John M. Presley	$11,250	—	$12,335	—	—	—	$23,585

(1)	These options were granted under our 2006 Equity Plan for Non-Employee Directors and vest 25% on each of the first four anniversaries of grant, subject to acceleration in certain circumstances. The options have a strike price of $7.58 per share and expire July 13, 2016. Figures shown represent the dollar amounts of compensation cost recognized by us in 2006, in accordance with SFAS 123 (R), of director stock options. For a discussion of the assumptions relating to these valuations, which were based upon a third party valuation of our stock, see “Summary of Significant Accounting Policies—Stock-Based Compensation” in Note 1 to our financial statements.
(2)	We paid compensation to Messrs. Sullivan and Griffiths in their capacities as executive officers as detailed below.

2006 Equity Plan for Non-Employee Directors

Our 2006 Equity Plan for Non-Employee Directors, as amended effective October 18, 2006, provides for the grant of non-qualified stock options and restricted and unrestricted stock awards to non-employee directors. 200,000 shares are reserved for issuance under the plan, subject to adjustment to reflect changes in our stock due to corporate events such as reorganization, recapitalization, stock dividends, stock splits and reverse stock splits. The plan is administered by the board or a committee of the board composed of at least two directors (the “2006 Plan Committee”). Fair market value is determined by the 2006 Plan Committee unless the stock is traded on a national securities exchange or automated quotation system, in which case the fair market value on any day will be the closing price reported on that day (except that on the first day on which the trading prices are so reported, the fair market value will be the price to the public stated in the final prospectus relating to our initial public offering). Options and restricted stock granted under the plan are non-transferable. At the request of a grantee and with the consent of the 2006 Plan Committee, grantees may receive a portion of cash compensation otherwise due to them in the form of unrestricted stock awards under the plan.

In the event of a “2006 Plan Sale Event” (which includes our liquidation or dissolution, merger, sale of all or substantially all of our assets or a majority of our stock to an unrelated person, or any other transaction that results in a change ownership of a majority of voting control of us), the plan and all outstanding options terminate unless the parties to the transaction arrange to assume or continue the options following completion of the transaction. In the event of such a termination, holders will be given a specified period of time before the transaction to exercise outstanding options that are then exercisable or will become exercisable as of the effective time of the 2006 Plan Sale Event (subject to consummation of such 2006 Plan Sale Event). The board may amend or terminate the plan at any time, and the 2006 Plan Committee may amend or cancel any outstanding award, provided such action does not adversely affect the rights of the holder of any outstanding award without his or her consent.

Option grant agreements issued under the plan generally provide that options vest in four equal installments on the first four anniversaries of the applicable grant date, provided that (a) upon the occurrence of an initial public offering, vesting of the option will be accelerated by one year and (b) upon the occurrence of a 2006 Plan Sale Event, (i) 50% of the unvested portion of the option will vest and (ii) if the option is assumed or continued by us or any successor of us, the option will vest in full upon a termination of the optionee’s service as a director within 18 months of such 2006 Plan Sale Event. Following a termination of the optionee’s service as a director, the agreements generally provide that the option will remain exercisable (to the extent vested) for 12 months (in the case of the optionee’s death or disability) or 90 days (in the case of termination of service as a director for any other reason). Shares acquired upon exercise of the option may be transferred only upon the optionee’s death to his or her representatives, or to or for the benefit of certain family members, provided that we have a right of first refusal to purchase the shares prior to any such transfer. We also have the right to repurchase shares acquired through exercise of the option upon any termination of the optionee’s service as a director or upon the optionee’s bankruptcy, and have drag along rights in the event of certain events constituting a change in control of us. The transfer restrictions and drag along rights under the agreements terminate upon the occurrence of an initial public offering or 2006 Plan Sale Event.

Compensation Discussion and Analysis

Our overall compensation philosophy is to maintain effective compensation programs that are as simple and flexible as possible, and permit us to make responsive adjustments to changing market conditions. We strive to provide our executive officers with compensation that is competitive within the industry and the executives’ geographic location in order to successfully attract and retain the key employees necessary to achieve the continued success of our business, being mindful of our desire to maintain low operating margins and control costs.

Prior to 2006, our founder and chairman of our board of directors (formerly our president and chief executive officer), Tom Sullivan, was responsible for making all non-equity based compensation decisions. Equity grants were not a regular part of our compensation program and very few equity grants had ever been made. In 2006, before Mr. Griffiths began serving as our chief executive officer, Mr. Sullivan continued to make all non-equity based compensation decisions, except for decisions regarding our annual bonus program, which were made in consultation with the board. Currently, Mr. Griffiths makes all non-equity based compensation decisions, subject to board oversight for annual bonus determinations. Equity grants are made by the board. As soon as practicable after the consummation of this offering, the compensation committee of our board of directors will assume responsibility for implementing and administering all aspects of our compensation and benefit plans and programs. We intend to have a compensation committee comprised solely of independent directors no later than the conclusion of the phase-in period required by the New York Stock Exchange for companies that are listing their shares in connection with an initial public offering.

Prior to 2004, our senior management consisted of Mr. Sullivan and a small team of executives at our Toano headquarters. In 2004, we began hiring additional members of senior management to manage our growth and strengthen our infrastructure with a view toward preparing for and consummating this offering, including the hiring or a new chief executive officer, a new chief information officer, a new vice president of operations and senior vice presidents of merchandising and direct marketing and advertising, during 2006 and 2007. By the end of 2006, we had significantly increased our senior management team at our Toano headquarters. As part of their respective compensation package, most of these new executives were granted stock options, which were intended to incentivize them to help achieve the successful completion of this offering and to strive to ensure our continued growth and success both before and after this offering.

Following consummation of this offering, under the leadership of our compensation committee, we will continue to manage our compensation system with the following goals:

•	to maintain a straightforward and flexible program that allows us to make adjustments in response to changes in market conditions;

•	to provide compensation packages necessary to attract and retain key executives to help ensure that we remain competitive;

•

to provide non-equity incentive compensation that depends on the executive’s individual performance, and our financial performance, as compared against goals established by the compensation committee; and

•	to provide an appropriate link between compensation and the creation of shareholder value through equity awards tied to our long-term performance.

Based on our overall compensation philosophy, our compensation program for senior management currently consists of only four basic elements to further and balance these goals:

•

Base Salary.    Existing compensation arrangements were negotiated with executives when they joined the company and, accordingly, we believe they reflect the compensation levels that were necessary to attract these executives. We intend to engage in benchmarking studies in the future to ensure that base salary levels remain competitive. We have not yet selected peer companies for these benchmarking purposes, although we currently expect to select peer companies from among those retail companies that have annual sales ranging from $150.0 million to $1.0 billion, with three- and five-year sales compound annual growth rates of at least 10%, but generally excluding those that are predominantly Internet- or catalog-based. In keeping with the theories underlying our commission-based compensation system for regional and store managers, our compensation for senior executives will continue to include performance-based compensation elements discussed below.

•

Annual Cash Bonus Awards.    Under our Annual Bonus Plan for Executive Management (the “Bonus Plan”), our senior executives are eligible to receive an annual incentive bonus awarded in cash. Bonuses will be tied to each executive’s individual performance and our achievement of performance goals, in each case as specifically tailored each year to reflect our then-current goals.

•

Equity Incentive Awards.    The long-term component of our compensation program consists of the grant of equity awards under our 2004 Stock Option and Grant Plan (the “Option Plan”), which are intended to create a mutuality of interest with shareholders by motivating our executive officers to manage our business so that our shareholders’ investment will grow in value over time.

•	Performance-Based Commissions. Certain of our executives whose responsibilities relate directly to our sales are also eligible to receive commissions based on the sales levels we achieve.

We believe this system closely aligns our senior executives’ compensation with each executive’s individual performance and with our performance on both a short-term and long-term basis and should assist us in attracting and retaining high-performing executives who will help us achieve continued success.

Base Salary.    We are in the process of implementing annual performance reviews for senior management. Our president and chief executive officer, Jeffrey Griffiths, will conduct annual performance reviews of members of senior management, and our board will conduct annual evaluations of the chief executive officer’s performance, in each case based on quantitative performance criteria such as sales, profitability and new account activity, and qualitative criteria such as business decisions, product and process suggestions and identification and development of business opportunities.

Annual Cash Bonus Awards.    Under the Bonus Plan, each executive officer is eligible to receive an annual cash bonus in an amount equal to a certain percentage of his or her base salary, based upon achievement of performance targets as set by the board of directors at the beginning of each calendar year. For calendar year 2006, performance targets for bonuses were based 50% on specified targets for our audited earnings before income taxes, cash bonuses and non-cash stock compensation and 50% on individual operational goals established and/or approved by the chief executive officer (except for the chief executive officer, for whom the weighting was determined in the board’s discretion). We believe that our calendar year 2006 company-wide objectives were very aggressive and difficult to achieve.

Following are the target bonus amounts and actual bonus awards paid to each of these executive officers based on achievement of performance targets as described above:

Executive	2006 Target Annual Bonus Amount	2006 Actual Annual Bonus Award
Mr. Sullivan	$300,000	$150,000
Mr. Griffiths	$142,466	$71,233
Mr. Terrell	$67,500	$33,750
Mr. Morrison	$206,250	$51,563
Mr. Pescara	$112,500	$42,188
Mr. Marcus	$62,500	$23,438
Mr. Greenan	—	—

In the future, our compensation committee will be responsible for establishing target bonus amounts and performance goals for executive bonuses.

Equity Incentive Awards.    Our equity awards are designed to encourage executive officers to think and act like shareholders. We want our executive officers to take appropriate risks in order to generate returns for our shareholders and share in any adverse consequences if those risks cause poor performance or operating losses. The equity awards also reward longevity and increase retention, as we do not maintain a defined benefit pension plan or provide other post-retirement medical or life benefits. Because no benefit is received unless our stock price performs favorably over the term of the equity incentive award, such awards are intended to provide incentives for executive officers to enhance our long-term performance, as reflected in stock price appreciation over the long term, thereby increasing shareholder value. Prior to the consummation of this offering, the only equity awards granted to our executives are stock options that were awarded at the time the executives were hired. Future equity awards under the Option Plan may be in the form of stock options, restricted stock or unrestricted stock, as our compensation committee determines in its discretion.

As a private company, we limited the number of times per year that we granted options to our employees (including our executives) to coincide with the dates on which we received valuations of our common stock from third-party, independent firms. Our compensation committee will determine our practices for granting future equity awards to our executive officers and other employees following the consummation of this offering.

We intend to implement new equity compensation plans in connection with the completion of this offering.

Performance-Based Commissions.    We may continue to provide executives whose responsibilities relate directly to our sales with the opportunity to earn commissions based on the sales performance of their respective areas of responsibility. However, as more fully described below, Mr. Greenan will no longer be eligible to receive commission payments in the future.

Internal Pay Equity.    As described above, annual bonuses represent a significant portion of annual compensation for our executive officers. The target bonus for each executive officer is based on a percentage of his base salary. For our named executive officers who participated in the annual bonus program in 2006, target bonus percentages ranged from 100% of base salary for our current chief executive officer and former chief executive officer, Mr. Griffiths and Mr. Sullivan, respectively, to 50% of base salary for Messrs. Terrell, Pescara and Marcus, as discussed more fully below.

Half of each executive officer’s annual bonus is based on the achievement by the company of objective performance targets. Accordingly, the level of achievement by the company will be the same for each of our executive officers, and will have the same impact on bonus compensation for all of our executive officers. The other half of the annual bonuses are linked to a subjective assessment of each executive’s individual performance. In 2006, this assessment was performed by the board with respect to Messrs. Griffiths and Sullivan, and was performed by Messrs. Griffiths and Sullivan and approved by the board with respect to each of our other named executive officers. In the future, we intend to continue having the board or compensation committee approve annual bonus amounts payable to a select group of our top executive officers. We believe that basing a portion of the bonuses on achievement of company-wide performance targets incentivizes all of our executives to work together in the interests of promoting shareholder value. We also believe it is appropriate to base a portion of each named executive officer’s bonus on that person’s individual performance. As a result of the structure of our bonus program, a material portion of our executive compensation may vary significantly from individual to individual and from year to year.

Mr. Griffiths’ 2006 annual bonus target was 100% of his base salary. This bonus percentage was the result of negotiations between us and Mr. Griffiths at the time he commenced employment with us. His annual bonus, granted in accordance with the annual bonus program described above, was prorated based on the portion of the 2006 calendar year during which he served as chief executive officer. Mr. Griffiths’ 2006 compensation also included a one-time signing bonus of $100,000, as well as a commitment to propose a 745,000 option grant to Mr. Griffiths at the next meeting of the board, both of which he received pursuant to his employment agreement in September. The one-time signing bonus was intended to attract Mr. Griffiths to accept employment at Lumber Liquidators. The equity grant was intended to provide him with a significant stake in our long-term future performance as we prepared to launch this offering.

2006 annual bonus targets for our other executive officers were as follows: Mr. Sullivan, 100%; Mr. Terrell, 50%; Mr. Morrison, 75%; Mr. Pescara, 50% and Mr. Marcus, 50%. In light of Mr. Greenan’s opportunity to earn a significant performance-based commission for 2006, as more fully described below, he was not eligible to participate in the 2006 annual bonus program. We believe that these target payment levels provide significant and appropriate incentives for each of these executive officers.

In addition, during fiscal year 2006, Mr. Greenan functioned to a significant extent as a regional manager and, as a result, we felt it was appropriate for his compensation to mirror the compensation of the regional store managers. As a result, he received commission payments based on store operations. As Mr. Greenan has transitioned to a more centralized managerial role, his overall compensation package will more closely resemble the packages of the other executive officers and he will no longer be eligible to receive commission payments. Similarly, Mr. Pescara participated in a commission program in 2006, and the commission payments comprised a portion of his compensation. Mr. Pescara will continue to participate in a commission arrangement as a result of his direct responsibility for sales.

Equity awards for 2006 were approved by the board. The number of options awarded to each of our named executive officers in 2006 (listed in the Summary Compensation Table below) was determined based on the executive’s position in us and the length of his service to us.

Policy on Code Section 162(m).    As a private company, prior to the consummation of this offering we were not subject to the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code. Section 162(m) denies publicly-held companies a tax deduction for annual compensation in excess of $1.0 million paid to their chief executive officer or any of their four other most highly compensated executive officers employed on the last day of a given year, unless their compensation is based on qualified performance criteria. Subject to certain transition rules that apply to companies that first become publicly held in connection with an initial public offering such as this offering, to qualify for deductibility, these criteria must be established by a committee of independent directors and approved, as to their material terms, by that company’s stockholders. In the future, we intend to structure our bonus and equity incentive programs so that they qualify as performance-based compensation under Section 162(m). However, our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards not to comply with Section 162(m) if it determines that such action is appropriate and in our best interests.

Executive Compensation

Summary Compensation Table

The following table presents certain summary information concerning compensation paid to or earned by our president and chief executive officer, our former president and chief executive officer, our chief financial officer, our former chief financial officer and, each of our three other most highly compensated executive officers (determined as of the end of the last fiscal year) whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2006 (together referred to herein as “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Stock Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Thomas D. Sullivan Former president and chief executive officer; Chairman of our board of directors(2)	2006	299,091	150,000	—	—	9,205	458,296
Jeffrey W. Griffiths President and chief executive officer(3)	2006	144,230	171,233	174,609	—	—	490,072
Daniel E. Terrell Chief financial officer(4)	2006	134,750	33,750	53,651	—	2,605	224,756
Robert W. Morrison Senior vice president, store operations(5)	2006	274,055	51,563	53,651	—	5,298	384,567
Marco Q. Pescara Senior vice president, direct marketing and advertising(6)	2006	156,351	42,188	18,502	18,494	35,769	271,304
H. Franklin Marcus, Jr. Former chief financial officer; Vice president, finance; Treasurer(7)	2006	122,720	23,438	53,651	—	9,457	209,266
Tyler Greenan Vice president, store operations(8)	2006	47,730	—	160,952	282,952	12,799	504,433

(1)	Represents the dollar amount of compensation cost recognized by us in 2006, in accordance with SFAS 123 (R), of employee stock options. For a discussion of the assumptions relating to these valuations, which were based upon a third party valuation of our stock, see “Summary of Significant Accounting Policies—Stock-Based Compensation” in Note 1 to our financial statements.
(2)	Mr. Sullivan stepped down as our president and chief executive officer effective September 18, 2006. He continues to serve as chairman of our board of directors. Compensation shown for Mr. Sullivan represents compensation for his services as president and chief executive officer. He did not receive compensation in 2006 for his services as a director. Mr. Sullivan remains employed by the company, and will continue to receive compensation in that capacity. All other compensation includes $2,605 in group health plan contributions and life insurance premiums and $6,600 in matching contributions to our 401(k) plan.
(3)	Mr. Griffiths was hired to serve as our chief executive officer as of September 18, 2006.
(4)	Mr. Terrell became our chief financial officer effective October 2006. All other compensation includes $2,605 in group health plan contributions and life insurance premiums.
(5)	Mr. Morrison was hired to serve as our senior vice president, store operations as of January 2, 2006. All other compensation includes $5,298 in group health plan contributions and life insurance premiums.
(6)	Mr. Pescara was hired to serve as our senior vice president, direct marketing and advertising as of April 20, 2006. The $18,494 represents a commission earned by Mr. Pescara. All other compensation includes reimbursement for $32,491 in relocation expenses and $3,278 in group health plan contributions and life insurance premiums.

(7)	Mr. Marcus stepped down as our chief financial officer effective October 2006. All other compensation includes $5,317 in group health plan contributions and life insurance premiums and $4,140 in matching contributions to our 401(k) plan.
(8)	Non-Stock Incentive Plan Compensation represents a commission earned by Mr. Greenan. All other compensation includes $7,684 in group health plan contributions and life insurance premiums and $5,115 in matching contributions to our 401(k) plan.

Grants of Plan-Based Awards

The following table sets forth, for each of our Named Executive Officers, the grants of awards under any plan during the fiscal year ended December 31, 2006. The following data does not reflect the          for one split of our common stock to be effected prior to the consummation of this offering.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards(1)
		Threshold	Target	Max.	Threshold	Target	Max.
Thomas D. Sullivan	—	—	—	—	—	—	—	—	—	—	—
Jeffrey W. Griffiths	10/18/06	—	—	—	—	—	—	—	745,000	7.83	174,609
Daniel E. Terrell	7/13/06	—	—	—	—	—	—	—	114,761	7.58	53,651
Robert W. Morrison	7/13/06	—	—	—	—	—	—	—	114,761	7.58	53,651
Marco Q. Pescara	7/13/06	—	—	—	—	—	—	—	39,577	7.58	18,502
H. Franklin Marcus, Jr.	7/13/06	—	—	—	—	—	—	—	114,761	7.58	53,651
Tyler C. Greenan	7/13/06	—	—	—	—	—	—	—	344,282	7.58	160,952

(1)	For a discussion of the assumptions relating to these valuations, which were based upon a third party valuation of our stock, see “Summary of Significant Accounting Policies—Stock-Based Compensation” in Note 1 to our financial statements.

Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table

The following discussion does not reflect the          for one split of our common stock to be effected prior to the consummation of this offering.

Employment Agreement with Jeffrey W. Griffiths. Pursuant to the employment agreement entered into between us and Jeffrey W. Griffiths, Mr. Griffiths is employed as our president and chief executive officer for a four-year term commencing September 18, 2006. The agreement provides for an annual base salary of $500,000, which may be increased based on an annual performance review. In addition, our board of directors in its discretion may award Mr. Griffiths an annual performance bonus, based on our financial performance and Mr. Griffiths’ job performance, as described in more detail under “—Compensation Discussion and Analysis” above. Under the agreement, Mr. Griffiths was granted options to purchase 745,000 shares of our stock (approximately 3% of our outstanding shares at that time) at fair market value as of October 18, 2006 (determined based on a valuation of the stock as of October 1, 2006). The options vest 25% on each of the first four anniversaries of grant, provided that the options will become fully vested upon the occurrence of a “Griffiths Agreement Sale Event” (defined as (i) our dissolution or liquidation, (ii) a sale of all or substantially all of our assets or (iii) a merger, reorganization or consolidation in which our stock is converted into or exchanged for securities of a successor entity and the holders of a majority of voting power prior to the transaction do not hold a majority of voting power of the successor entity following the transaction). Mr. Griffiths also received a $100,000 signing bonus under the agreement after the first thirty days of his employment (all or half of which he would have been required to return to us if his employment was terminated for “cause” or if he resigned without “good reason” (each as defined in his employment agreement) within the first six months, or after the first six months but within the first eighteen months, of his employment, respectively).

The agreement also provides for certain payments in the event of termination, as described below under “—Potential Payments Upon Termination or Change of Control.” Mr. Griffiths is bound under the agreement by a confidentiality provision, and non-competition and non-solicitation clauses that apply to his employment and for a period of two years following the later of the date of termination of Mr. Griffiths’ employment and the date (if any) that a court enters a judgment enforcing the relevant provision.

Employment Agreement with H. Franklin Marcus, Jr. On August 27, 2004, we entered into an employment agreement with H. Franklin Marcus, Jr., our treasurer and vice president, finance and former chief financial officer. Under the agreement, Mr. Marcus’ base salary for his first year of employment was $125,000, subject to annual review. The agreement also provides for certain payments in the event of termination, as described below under “—Potential Payments Upon Termination or Change of Control.”

Employment Arrangement with Tyler C. Greenan. In 2006, we amended our compensation arrangement with Mr. Greenan, our vice president, store operations. Accordingly, his base salary is now $230,000. He is eligible for an annual bonus as discussed in more detail in “—Compensation Discussion and Analysis” above.

Offer Letter Agreement with Robert M. Morrison. On December 28, 2005, we entered into an offer letter agreement with Robert M. Morrison, our senior vice president, store operations. Under the agreement, Mr. Morrison’s base salary for his first year of employment was $275,000. He is eligible for an annual bonus as discussed in more detail in “—Compensation Discussion and Analysis” above. At the time of hiring, Mr. Morrison received an initial option grant to purchase 114,760 shares of our stock and reimbursement for moving expenses (up to a maximum of $125,000). The agreement also provides for certain payments in the event of termination, as described below under “—Potential Payments Upon Termination or Change of Control.”

Offer Letter Agreement with Marco Q. Pescara. On March 27, 2006, we entered into an offer letter agreement with Marco Pescara, our senior vice president, direct marketing and advertising. Under the agreement, Mr. Pescara’s base salary for his first year of employment was $225,000. He is also entitled to receive a 0.25% monthly commission based on our e-commerce sales (subject to adjustment based on annual review) and an annual bonus as discussed in more detail in “—Compensation Discussion and Analysis” above. At the time of hiring, Mr. Pescara received reimbursement for moving expenses and an initial stock option grant covering shares valued at $300,000 at the time of the grant (based on a third-party valuation of our stock), which vests over a three-year period, provided that (a) vesting shall accelerate by one year upon completion of an initial public offering, (b) the options will become fully vested in the event of a 2004 Plan Sale Event (as defined below under the description of our 2004 Stock Option and Grant Plan) or a reorganization, recapitalization, reclassification, stock dividend, stock split or similar change in our stock that lowers our overall value (in which case, Mr. Pescara would be included in any cash distribution in the same manner as a stockholder). The agreement also provides for certain payments in the event of termination, as described below under “—Potential Payments Upon Termination or Change of Control.”

2004 Stock Option and Grant Plan. Our 2004 Stock Option and Grant Plan, as amended effective October 18, 2006, provides for the grant of incentive and non-qualified stock options and restricted and unrestricted stock awards to officers, employees, consultants and other key persons (including prospective employees). There are 2,100,000 shares reserved for issuance under the plan, subject to adjustment to reflect changes in our stock due to corporate events such as reorganization, recapitalization, stock dividends, stock splits and reverse stock splits. The plan is administered by the board or a committee of the board selected by the board (the “2004 Plan Committee”), provided that the 2004 Plan Committee may delegate authority to the chief executive officer to grant awards (up to a specified quantity) at fair market value pursuant to guidelines established by the 2004 Plan Committee for determining the exercise price of options, the conversion ratio or price of other awards, and vesting criteria. The exercise price for options granted under the plan must be at least fair market value on the applicable grant date. Fair market value is determined by the 2004 Plan Committee unless the stock is traded on a national securities exchange or automated quotation system, in which case the fair market value on any day will be the closing price reported on that day (except that on the first day on which the trading prices are so reported, the fair market value will be the price to the public stated in the final prospectus relating to our initial public offering). Options and restricted stock granted under the plan are non-transferable. At the request of a grantee and with the consent of the 2004 Plan Committee, grantees may receive a portion of cash compensation otherwise due to them in the form of unrestricted stock awards under the plan.

In the event of a “2004 Plan Sale Event” (which includes our liquidation or dissolution, merger, sale of all or substantially all of our assets or a majority of our stock to an unrelated person, or any other transaction that results in a change in ownership of a majority of voting control of us), the plan and all outstanding options terminate unless the parties to the transaction arrange to assume or continue the options following completion of the transaction. In the event of such a termination, holders will be given a specified period of time before the transaction to exercise outstanding options that are then exercisable or will become exercisable as of the effective time of the 2004 Plan Sale Event (subject to consummation of such 2004 Plan Sale Event). The board may amend or terminate the plan at any time, and the 2004 Plan Committee may amend or cancel any outstanding award, provided such action does not adversely affect the rights of the holder of any outstanding award without his or her consent.

Option grant agreements issued under the plan typically provide that options vest in four equal installments on the first four anniversaries of the applicable grant date, provided that (a) upon the occurrence of an initial public offering, vesting of the option will be accelerated by one year and (b) upon the occurrence of a 2004 Plan Sale Event, (i) 50% of the unvested portion of the option will vest and (ii) if the option is assumed or continued by us or any successor of us, the option will vest in full upon a termination of the optionee’s employment without “cause” or by the optionee for “good reason” (in each case, as defined in the option grant agreements) within 18 months following the 2004 Plan Sale Event. Following a termination of the optionee’s employment, the agreements generally provide that the option will remain exercisable (to the extent vested) for 12 months (in the case of the optionee’s death or disability) or 90 days (in the case of termination of employment for any other reason). Options terminate immediately upon a termination of the optionee’s employment for cause. Shares acquired upon exercise of the option may be transferred only upon the optionee’s death to his or her representatives, or to or for the benefit of certain family members, provided that we have a right of first refusal to purchase the shares prior to any such transfer. We also have the right to repurchase shares acquired through exercise of the option upon any termination of the optionee’s employment or upon the optionee’s bankruptcy, and have drag along rights in the event of certain events constituting a change in control of us. The transfer restrictions and drag along rights under the agreements terminate upon the occurrence of an initial public offering or 2004 Plan Sale Event. Optionees are generally bound under the agreements by confidentiality, non-solicitation (of both customers and employees) and non-competition provisions during the optionee’s employment and for a period of 12 months following termination of his or her employment, violation of which would result in forfeiture of all unexercised options (whether or not vested) and all shares acquired upon the exercise of options.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, for each of our Named Executive Officers, the outstanding equity awards as of the end of the fiscal year ended December 31, 2006. The following data does not reflect the                  for one split of our common stock to be effected prior to the consummation of this offering.

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas D. Sullivan	—	—	—	—	—	—	—	—	—
Jeffrey W. Griffiths	—	745,000	745,000	7.83	10/18/2016	—	—	—	—
Daniel E. Terrell	—	114,761	114,761	7.58	7/13/2016	—	—	—	—
Robert W. Morrison	—	114,761	114,761	7.58	7/13/2016	—	—	—	—
Marco Q. Pescara	—	39,577	39,577	7.58	7/13/2016	—	—	—	—
H. Franklin Marcus, Jr.	—	114,761	114,761	7.58	7/13/2016	—	—	—	—
Tyler C. Greenan	—	344,282	344,282	7.58	7/13/2016	—	—	—	—

(1)	Options shown were granted under our 2004 Stock Option and Grant Plan. The options held by each Named Executive Officer other than Mr. Pescara vest 25% on each of the first four anniversaries of grant. Mr. Pescara’s options vest in three equal annual installments on the first three anniversaries of grant.

Option Exercises and Stock Vested

No Named Executive Officer exercised stock options, stock appreciation rights or similar instruments, and no equity-based awards vested, during the fiscal year ended December 31, 2006.

Potential Payments Upon Termination or Change of Control

Under his employment agreement, in the event of his disability or death, Mr. Griffiths is entitled to receive a prorated portion of his annual performance bonus. If (a) we terminate Mr. Griffiths’ employment without Cause (as defined in his agreement), (b) Mr. Griffiths terminates his employment within 60 days following a “Griffiths Agreement Sale Event” (as defined above under the description of Mr. Griffiths’ employment agreement) that results in a material reduction in his compensation or responsibilities or (c) Mr. Griffiths terminates his employment for Good Reason (as defined in his agreement), Mr. Griffiths is entitled to receive two times his base salary in either a lump sum or installments (at his election) and a prorated portion of his annual performance bonus. Upon the occurrence of a Griffiths Agreement Sale Event, Mr. Griffiths’ options will become fully vested.

Under Mr. Marcus’ employment agreement, if his employment is terminated without “cause” (as defined in his agreement) before August 27, 2007 (the third anniversary of that agreement), we will (a) continue to pay him his base salary for the lesser of one year or the remaining term of the agreement, (b) continue to provide him with personal and family health, medical, dental, life and similar benefits at no cost for a period of one year or until he obtains similar benefits from another employer and (c) pay him any accrued bonuses under any of our bonus programs.

Under his offer letter agreement, if Mr. Morrison is terminated without cause prior to December 28, 2007, he is entitled to receive severance equal to his annual salary.

Under Mr. Pescara’s offer letter agreement, if he is terminated other than for “cause” (as defined in his agreement), he would be entitled to receive a severance payment equal to one year’s base salary, projected commissions and bonus. If the termination occurs within 24 months following a sale of us, he would be entitled to receive 18 months’ base salary, projected commissions and bonus. In addition, the options granted to Mr. Pescara at the time he was hired (shown above in the Outstanding Equity Awards at Fiscal Year-End table) would become fully vested in the event of a 2004 Plan Sale Event (as defined above under the description of our 2004 Stock Option and Grant Plan) or a reorganization, recapitalization, reclassification, stock dividend, stock split or similar change in our stock that lowers our overall value (in which case, Mr. Pescara would be included in any cash distribution in the same manner as a stockholder).

Our other Named Executive Officers are not entitled to any severance payments upon termination of their employment or in connection with a change in control of us. If a change in control occurs, which constitutes a “2004 Plan Sale Event” (as defined above under the description of our 2004 Stock Option and Grant Plan), the options held by our Named Executive Officers, as set forth in the Outstanding Equity Awards at Fiscal Year-End table above (other than options held by Mr. Griffiths and Mr. Pescara, which would vest pursuant to their respective employment and offer letter agreements as described above) would vest with respect to 50% of the unvested portion of the options. If such options were not assumed by us or a successor of us, the options would terminate upon the occurrence of a 2004 Plan Sale Event and optionees would be given a specified period of time prior to the transaction to exercise outstanding options that were then exercisable or (subject to consummation of the 2004 Plan Sale Event) that would become exercisable as of the effective time of the 2004 Plan Sale Event. If the options were assumed or continued by us or any successor of us, they would become fully vested if the optionee’s employment were terminated without “cause” or by the optionee for “good reason” (in each case, as defined in the applicable stock option grant agreements) within 18 months following the 2004 Plan Sale Event. If a change in control that constituted a 2004 Plan Sale Event occurred as of December 31, 2006, the option spread for the options held by each of our Named Executive Officers would have been as follows: Mr. Griffiths, $1,341,000; Mr. Terrell, $117,630; Mr. Morrison, $117,630; Mr. Pescara, $81,133; Mr. Marcus, $117,630; Mr. Greenan, $352,889.

Other Agreements with Executive Officers

We have entered into employment agreements with Jeffrey W. Griffiths, H. Franklin Marcus, Jr., Robert M. Morrison and Marco Q. Pescara. For a summary of these agreements, see “—Executive Compensation—Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table.”

We have entered into employee confidentiality and non-compete agreements with certain of our executive officers, and we have entered into stock option agreements containing certain restrictive covenants with other of our executive officers, and we have entered into both agreements with two of our executive officers. Each employee confidentiality and non-compete agreement provides that the executive generally will not disclose, either during or after employment, our proprietary information, and will not compete with us or solicit our customers, suppliers or employees for the duration of the executive’s employment and for a period of 24 months following termination of employment. The restrictive covenants of each stock option agreement provide that the executive generally will not disclose our proprietary information, compete with us or solicit our customers, suppliers or employees for the duration of the executive’s employment and for a period of 12 months following termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lease Arrangements

We currently lease our Toano facility, which includes a store location, and 23 of our other store locations from ANO LLC (“ANO”), a company that is wholly owned by Tom Sullivan, our founder and the chairman of our board of directors. We leased 22, 19 and 9 of our other stores from ANO as of December 31, 2006, 2005 and 2004, respectively. These leases generally have five-year base periods and multiple five-year renewal periods. We also lease our Toano finishing, distribution and headquarters facility from ANO under an operating lease with a base period that runs through December 31, 2019. Our rent expense attributable to ANO was $2.1 million, $2.0 million and $1.0 million in 2006, 2005 and 2004, respectively. Our future minimum lease payments to ANO under all of our leases with them were $18.5 million as of March 31, 2007. These leases are described in more detail in Note 6 to our financial statements included elsewhere in this prospectus.

We also currently lease one store location each from DORA Real Estate Company, LLC (“DORA”), Wood on Wood Road, Inc. (“Wood on Wood”) and BMT Holdings, LLC (“BMT”). DORA and Wood on Wood are wholly owned by Tom, and he has a 50% membership interest in BMT. Each lease is for a five-year base period and has a five-year renewal period. The lease with BMT is currently in the first year of its renewal period. Our rent expense attributable to DORA was $0.02 million in each of 2006, 2005 and 2004. Our rent expense attributable to Wood on Wood was $0.07 million in each of 2006, 2005 and 2004. Our rent expense attributable to BMT was $0.05 million in each of 2006, 2005 and 2004.

We believe that the leases that we have signed to date with ANO, DORA, Wood on Wood and BMT are on fair market terms, and the shareholders’ agreement to which Tom and TA Associates are parties prevents entities affiliated with Tom from setting lease rates above market rates.

In addition, of our leases with lessors that are not owned in whole or in part by Tom, two were guaranteed by Tom as of March 31, 2007.

We will adopt new approval policies for related party transactions in connection with this offering.

Investment By TA Associates

In December 2004, we sold 7,952,018 shares of our series A convertible preferred stock for an aggregate amount of $35 million (the “Preferred Stock Purchase”) to TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA Investors II L.P. (collectively, the “TA Associates Funds”). TA Associates, Inc. (“TA Associates”) is the ultimate general partner or manager of each of the TA Associates Funds, and Richard Tadler, one of our directors, is a managing director of TA Associates. After the Preferred Stock Purchase, TA Associates was the only holder of our series A convertible preferred stock. In connection with the closing of this offering, TA Associates will convert all of its shares of preferred stock into common stock based on a formula set forth in our restated articles of organization. The conversion ratio as of the date of this prospectus was one-to-one. Accordingly, TA Associates will receive 7,952,018 shares of common stock upon conversion of all the series A convertible preferred stock. TA Associates will sell                      shares of common stock in this offering.

Stockholders Agreement

In connection with the Preferred Stock Purchase, we entered into a stockholders agreement with Tom Sullivan and the TA Associates Funds relating to our shares of common stock, preferred stock and any other equity securities that we may issue and they may hold (collectively, the “Agreement Shares”). Among other things, the stockholders agreement places certain restrictions on the ability of Tom and the TA Associates Funds to transfer their Agreement Shares, gives rights of first refusal to the TA Associates Funds, Tom and, in certain circumstances, us, with respect to Agreement Shares sold by the TA Associates Funds or Tom and allows the TA Associates Funds, in certain circumstances, to sell their Agreement Shares in conjunction with a sale of Agreement Shares by Tom. In addition, the TA Associates Funds have preemptive rights in certain circumstances upon a sale by us of certain securities, including shares of our common stock. The stockholders agreement provides that we shall have five directors, one of whom shall be nominated by the TA Associates Funds and two of whom shall be nominated by Tom. The remaining two directors are independent, and both shall be nominated by Tom but must be deemed acceptable by the TA Associates Funds. Finally, among other things, we covenanted to furnish certain reports and financial statements to the TA Associates Funds, maintain certain insurance, permit certain inspections of our premises and obtain certain employee agreements. Except for certain covenants relating to liability insurance for directors and officers, compensation of directors and the provision of information to investors regarding certain tax matters, the provisions of the stockholders agreement relating to restrictions on transfer terminate upon the commencement of, and the remaining provisions of the stockholders agreement terminate upon the closing of, a “Qualified Public Offering” (as defined in our restated articles of organization). Although this offering is not expected to qualify as a Qualified Public Offering, we nonetheless expect to amend the stockholders agreement in connection with this offering.

Registration Rights Agreement

In connection with the Preferred Stock Purchase, we entered into a registration rights agreement with the TA Associates Funds relating to our shares of common stock held by the TA Associates Funds at any time. Subject to certain exceptions, including our right to defer a demand registration under certain circumstances, the TA Associates Funds have the right under the registration rights agreement to require us to register for public sale under the Securities Act all shares of common stock that they request be registered at any time following the expiration of the lock-up period in connection with this offering. After this offering, we are required to use our best efforts to qualify and remain qualified to register securities pursuant to a registration statement on Form S-3 under the Securities Act. The TA Associates Funds will also be entitled to piggyback registration rights with respect to any future registration statement we file for an underwritten public offering of securities. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of the shares of the TA Associates Funds. The TA Associates Funds are subject to lock-up agreements for a period of 180 days following the date of this prospectus. The registration rights agreement does not include a liquidated damages clause and provides no penalty for liquidated damages.

Other Matters Involving Tom Sullivan

We are party to a stock-based agreement between Tom Sullivan and Kevin Sullivan, Tom’s brother, who started our western U.S. operations and was our first regional manager, pursuant to which we generally guarantee Tom’s cash payment obligation under the agreement. We account for that agreement as a variable performance plan. Under that agreement, as amended in August 2005, Kevin has the right to a fixed ownership percentage of Lumber Liquidators, Inc. on a fully diluted basis, plus an additional ownership percentage based on certain performance criteria. The number of shares that may be acquired pursuant to this agreement shall be determined immediately prior to the completion of this offering, and will equal the sum of (a) a number of shares of common stock equal to 2.5% of our outstanding common stock, determined on a fully diluted basis and (b) a number of shares of common stock having an aggregate value equal to 10.5% of the value of the Western Region of the company. For purposes of the agreement, the “Western Region” means our operations in eleven western U.S. states as of August 1, 2005, together with certain additional specified operations in those states, subject to adjustment in certain circumstances. The value of the Western Region will be determined by multiplying the fair market value of the company by a fraction, the numerator of which is the net income of the Western Region for the immediately preceding 12 months (or portion thereof) and the denominator of which is our net income for the same period, in each case determined in accordance with generally accepted accounting principles consistently applied. We estimate that the number of shares that would have been issued to Kevin pursuant to this agreement had the option been exercised on May 31, 2007 would have been approximately                  shares, representing approximately         % of our outstanding common stock. This right is exercisable for shares of common stock, to be contributed by Tom and which have been placed in escrow, in conjunction with an IPO or sales event. Kevin’s right under the plan will be considered to be exercised in full immediately prior to the completion of the initial public offering and, accordingly, we do not expect to record any future charges relating to this plan other than a charge in connection with the IPO of $             (based on the midpoint of the range shown on the cover page of this prospectus) in the quarter of 2007 in which this transaction closes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting Our Results—Equity Compensation Expenses.”

The agreement between Tom, Kevin and us also contains various customary representations and warranties, put and call rights, termination provisions, certain lock-up provisions, and certain provisions that will terminate in connection with this offering, including a right of first refusal for Tom with respect to any disposal of the shares acquired by Kevin and a drag-along right in connection with various strategic transactions.

In 2004, we distributed cash of $42.6 million to Tom, of which $12.6 million consisted of cash distributions immediately prior to the TA Associates transaction, including $5.0 million to enable him to pay taxes on deemed income during the period when we were an “S” corporation, and a $30.0 million distribution related to the Preferred Stock Purchase. See “Dividend Policy.” In addition, pursuant to the terms of the Preferred Stock Purchase, Tom assumed a net liability related to a capitalized lease, and we recorded a $0.6 million contribution from him in 2005.

As of December 31, 2006, Tom owed us approximately $35,000 in connection with his personal use of our company’s corporate credit card, which was paid in the first quarter of 2007. As of the date of this filing, Tom did not have an outstanding balance to us.

Policy Concerning Related Party Transactions

In connection with this offering, we are adopting a formal written policy concerning related party transactions. A related party transaction is a transaction, arrangement or relationship involving us or a consolidated subsidiary (whether or not we or the subsidiary is a direct party to the transaction), on the one hand, and (i) a director or executive officer of us or a consolidated subsidiary, his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest; or (ii) any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person.

The audit committee established prior to this offering will evaluate each related party transaction for the purpose of recommending to the disinterested members of the board whether the transaction is fair, reasonable and within our company’s policy, and should be ratified and approved by the board. At least annually, management will provide the audit committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the relevant subsidiary, if so directed by the audit committee or the board, taking into account factors as such body deems appropriate and relevant.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information known to us regarding beneficial ownership of our common stock as of May 31, 2007, by:

•	each person, or group of affiliated persons, who beneficially owns more than 5% of our outstanding shares of common stock;

•	each stockholder selling shares in this offering;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The information set forth in the table below does not reflect the                      for one split of our common stock to be effected prior to the consummation of this offering.

Except as otherwise set forth in the footnotes below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned. See “Certain Relationships and Related Party Transactions” for a discussion of business relationships between us and certain of our stockholders, and “Management—Executive Officers and Directors” for the positions and offices held by certain stockholders.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The table below assumes the underwriters do not exercise their option to purchase additional shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after May 31, 2007. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2007 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

As of March 31, 2007, there were 22,952,118 shares of our common stock outstanding (assuming the conversion into shares of common stock of all shares of our series A preferred stock currently held by the TA Associates Funds, and excluding the effect of any share split effected prior to the consummation of this offering). Assuming the completion of the various transactions described in this prospectus, there will be              shares of common stock outstanding upon completion of this offering. Unless otherwise indicated in the footnotes, the address of each beneficial owner listed below is c/o Lumber Liquidators, Inc., 3000 John Deere Road, Toano, Virginia 23168.

Beneficial Owner	Number of Shares Beneficially Owned Before the Offering	% of Outstanding Common Stock Before the Offering	Number of Shares of Common Stock Offered Hereby	Number of Shares Beneficially Owned After the Offering	% of Outstanding Common Stock After the Offering
TA Associates Funds(1)(2)	7,952,018	34.6%
Thomas D. Sullivan(3)	15,000,100	65.4%
Jeffrey W. Griffiths.	0	*	0	*	*
Douglas T. Moore	0	*	0	*	*
John M. Presley	0	*	0	*	*
Martin F. Roper	0	*	0	*	*
Richard D. Tadler(4)	7,952,018	34.6%	0	*	*
Daniel E. Terrell	0	*	0	*	*
E. Livingston B. Haskell	0	*	0	*	*
Robert W. Morrison	0	*	0	*	*
Marco Q. Pescara	0	*	0	*	*
Andrew P. Shulklapper	0	*	0	*	*
Kenneth M. Strohschein	0	*	0	*	*
H. Franklin Marcus, Jr.	0	*	0	*	*
Tyler C. Greenan	0	*	0	*	*
All executive officers and directors as a group (14 persons)	22,952,118	100.0%

*	Represents beneficial ownership of less than 1%.
(1)

Represents shares held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA Investors II L.P. (the “TA Associates Funds”) TA Associates, Inc. is the ultimate general partner or manager of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates, Inc.: Jonathan M. Goldstein, A. Bruce Johnston, C. Kevin Landry and Richard D. Tadler. The address of each TA Associates Fund and of TA Associates, Inc. is 200 Clarendon Street, 56th Floor, Boston, Massachusetts 02116.

(2)	The number of shares of common stock attributed to the TA Associates Funds gives effect to the conversion of each share of series A preferred stock currently held by the TA Associates Funds into shares of common stock in connection with this offering.
(3)	Reflects the transfer of an estimated million shares from Mr. Sullivan to Kevin Sullivan pursuant to an existing stock-based compensation agreement between them as a result of the initial public offering.
(4)	Mr. Tadler is a managing director of TA Associates, Inc, which is the ultimate general partner of manager of each of the TA Associates Funds. Mr. Tadler may be deemed to be the beneficial owner of 7,952,018 shares of our series A preferred stock held by the TA Associates Funds. Mr. Tadler disclaims beneficial ownership of any securities beneficially owned by the TA Associates Funds.

DESCRIPTION OF CAPITAL STOCK

General

We were incorporated in Massachusetts in 1994 and, subject to stockholder approval, plan to reincorporate in Delaware prior to the consummation of this offering. Unless otherwise indicated, all information in this prospectus assumes that we have reincorporated in Delaware. The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following our reincorporation, as well as certain applicable provisions of Delaware law. Forms of our certificate of incorporation and bylaws as they will be in effect following this offering will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Upon the consummation of this offering, our authorized capital stock will consist of              shares of common stock, which will have a par value of $0.001 per share. Following the consummation of this offering and related share split, we will have              shares of common stock outstanding. Prior to this offering, there is one holder of our common stock and one holder of series A preferred stock that is convertible into our common stock.

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In addition, holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

In the event of any reorganization of Lumber Liquidators with one or more corporations or a merger or share exchange of Lumber Liquidators with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Our outstanding shares of common stock are, and the shares offered by us in this offering and issued in connection with the share split will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation will authorize the issuance of an aggregate of              shares of preferred stock. Prior to the consummation of this offering, there were 7,952,018 shares of our series A preferred stock outstanding. We expect that all outstanding shares of series A preferred stock converted into common stock in connection with this offering. Upon the consummation of those transactions, there will be no shares of preferred stock outstanding.

Our board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Lumber Liquidators before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of securities of Lumber Liquidators or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

Pre-emptive Rights

Our shareholders are not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock.

Certain Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation will provide for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually, and each member will serve a three-year term. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Lumber Liquidators and to increase the likelihood that incumbent directors will retain their positions. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide that our shareholders can remove the directors without cause.

Our certificate of incorporation will provide that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. Our bylaws provide that, except as otherwise required by law, annual or special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the board of directors to call a general meeting. The bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although neither the certificate of incorporation nor the bylaws gives the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals about other business to be conducted at a general meeting, the certificate of incorporation and the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Lumber Liquidators.

We expect the certificate of incorporation to provide that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, will apply to Lumber Liquidators. Section 203 provides that, subject to certain exceptions, an interested stockholder of a Delaware corporation may not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder. Under Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns or, in some cases, within three years prior owned, 15% or more of the corporation’s voting stock.

Our board of directors will be permitted to alter certain provisions of our bylaws without obtaining shareholder approval.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law as in effect from time to time. Our bylaws will provide that, to the full extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Listing

We will apply to list our common stock on the New York Stock Exchange under the symbol “LL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that              shares purchased through the directed share program will be eligible for sale              days after the date of the final prospectus and that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining shares of our common stock that are outstanding upon completion of this offering, or approximately              million shares, will be restricted shares under the terms of the Securities Act and may be eligible for sale as described below 180 days after the date of the final prospectus following the expiration of lock-up agreements between our officers, directors and stockholders and the underwriters. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements without notice at any time.

Sales of Restricted Securities

Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they are sold pursuant to an exemption from registration, such as the exemptions provided by Rule 144, 144(k) or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately              shares immediately upon completion of this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the one-year holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that is not an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, any such shares may be sold upon the expiration of the lock-up period described below.

Shares issued in reliance on Rule 701, such as the shares of common stock acquired upon the exercise of options or pursuant to other rights granted under our equity incentive plans, are also restricted, and may be resold, to the extent not restricted by the terms of the lock-up agreements by non-affiliates beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. Of the total shares issuable upon exercise of these options,              are subject to 180-day lock-up agreements.

Additional Registration Statements

Equity Incentive Plans

We intend to file one or more registration statements under the Securities Act after the offering to register up to              shares of our common stock underlying outstanding stock options or reserved for issuance under our equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to the lock-up agreements described below.

Effects of Sales of Shares

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict what effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
Banc of America Securities LLC
Piper Jaffray & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on the New York Stock Exchange under the symbol “LL.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At our request, the underwriters have reserved approximately                  shares of common stock for sale to certain designated persons associated with us at the initial public offering price. The number of shares of common stock available for sale to the general public in the public offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same basis as all other shares offered hereby.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

VALIDITY OF THE COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements of Lumber Liquidators, Inc. at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement.

The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

As a result of the filing of the registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file periodic proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

Lumber Liquidators, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Lumber Liquidators, Inc.

We have audited the accompanying balance sheets of Lumber Liquidators, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholder’s equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lumber Liquidators, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 2006, Lumber Liquidators, Inc. adopted Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment,” applying the prospective-transition method.

/s/ ERNST & YOUNG LLP

Richmond, Virginia

March 26, 2007

Lumber Liquidators, Inc.

Balance Sheets

(in thousands, except share data)

	December 31,
	2006	2005
Assets
Current Assets:
Cash and Cash Equivalents	$3,965	$6,031
Merchandise Inventories	51,758	30,009
Prepaid Expenses	3,638	1,984
Other Current Assets	3,359	2,644

Total Current Assets	62,720	40,668
Property and Equipment, net	9,332	9,515
Deferred Income Taxes	3,737	2,819
Other Assets	2,231	2,160

Total Assets	$78,020	$55,162

Liabilities and Stockholder’s Equity (Deficit)
Current Liabilities:
Accounts Payable	$16,296	$8,412
Customer Deposits and Store Credits	6,804	7,360
Accrued Compensation	1,566	1,041
Other Current Liabilities	5,292	3,928
Current Portion of Long-Term Debt	2,804	2,450
Current Portion of Capital Lease Obligations	261	418

Total Current Liabilities	33,023	23,609
Long-Term Debt	6,479	7,194
Capital Lease Obligations	59	298
Stock Compensation Liability	9,132	8,092

Redeemable Preferred Stock	34,795	34,744

Stockholder’s Equity (Deficit):
Common Stock (No par value; authorized: 35,000,000 and 24,500,000 shares at December 31, 2006 and 2005, respectively; issued and outstanding: 15,000,100 at December 31, 2006 and 2005)	—	—
Additional Capital	1,250	841
Retained Earnings (Deficit)	(6,718)	(19,616)

Total Stockholder’s Equity (Deficit)	(5,468)	(18,775)

Total Liabilities and Stockholder’s Equity (Deficit)	$78,020	$55,162

See accompanying notes to financial statements

Lumber Liquidators, Inc.

Statements of Income

(in thousands, except share data and per share amounts)

	Year Ended December 31,
	2006	2005	2004
Net Sales	$332,060	$244,947	$171,766
Cost of Sales	221,931	158,844	115,857

Gross Profit	110,129	86,103	55,909
Operating Expenses:
Selling, General and Administrative Expenses	88,716	67,900	48,461
Impairment Loss on Long-Lived Assets	—	—	293

Total Operating Expenses	88,716	67,900	48,754

Operating Income	21,413	18,203	7,155

Interest Expense	722	638	429
Other (Income) Expense	(368)	(96)	190

Income Before Income Taxes	21,059	17,661	6,536

Provision for Income Taxes	8,161	6,948	(1,450)

Net Income	$12,898	$10,713	$7,986

Net Income per Common Share—Basic	$0.86	$0.71	$0.53

Net Income per Common Share—Diluted	$0.56	$0.46	$0.51

Weighted Average Common Shares Outstanding:
Basic	15,000,100	15,000,100	15,000,100
Diluted	22,989,403	23,063,174	15,675,477

See accompanying notes to financial statements

Lumber Liquidators, Inc.

Statements of Stockholder’s Equity (Deficit)

(in thousands, except share data)

	Common Stock
	Shares	Par Value	Additional Capital	Retained Earnings (Deficit)	Total Stockholder’s Equity (Deficit)
Balance December 31, 2003	100	$—	$1	$3,619	$3,620

Common Stock Dividend	15,000,000	—	—	—	—
Distributions to Founder, net	—	—	—	(41,934)	(41,934)
Stock-Based Compensation Expense	—	—	86	—	86
Net Income	—	—	—	7,986	7,986

Balance December 31, 2004	15,000,100	$—	$87	$(30,329)	$(30,242)

Contributions from Founder, net	—	—	581	—	581
Stock-Based Compensation Expense	—	—	173	—	173
Net Income	—	—	—	10,713	10,713

Balance December 31, 2005	15,000,100	$—	$841	$(19,616)	$(18,775)

Stock-Based Compensation Expense	—	—	409	—	409
Net Income	—	—	—	12,898	12,898

Balance December 31, 2006	15,000,100	$—	$1,250	$(6,718)	$(5,468)

See accompanying notes to financial statements

Lumber Liquidators, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities:
Net Income	$12,898	$10,713	$7,986
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	2,908	2,240	1,157
Deferred Income Taxes	(697)	(1,732)	(1,695)
Stock-Based Compensation Expense	1,449	3,306	3,024
Accretion of Redeemable Preferred Stock	51	51	—
Impairment Loss on Long-Lived Assets	—	—	293
Changes in Operating Assets and Liabilities:
Merchandise Inventories	(21,749)	(7,502)	(7,597)
Accounts Payable	7,884	(1,261)	2,308
Customer Deposits and Store Credits	(556)	2,245	1,387
Prepaid Expenses and Other Current Assets	(2,590)	(2,026)	(1,230)
Other Assets and Liabilities	1,812	1,954	499

Net Cash Provided by Operating Activities	1,410	7,988	6,132

Cash Flows from Investing Activities:
Purchases of Property and Equipment	(2,719)	(4,327)	(6,547)
Purchase of Hardwood Holdings, LLC	—	—	(1,050)

Net Cash Used in Investing Activities	(2,719)	(4,327)	(7,597)

Cash Flows from Financing Activities:
Proceeds from Long-Term Borrowings and Revolving Line	1,464	2,140	11,930
Repayments of Long-Term Debt	(1,825)	(3,009)	(1,609)
Principal Payments on Capital Lease Obligations	(396)	(500)	(979)
Proceeds from Sale of Redeemable Preferred Stock	—	—	35,000
Contributions from (Distributions to) Founder	—	708	(42,612)
Redeemable Preferred Stock Issuance Costs	—	—	(307)

Net Cash (Used In) Provided by Financing Activities	(757)	(661)	1,423

Net (Decrease) Increase in Cash and Cash Equivalents	(2,066)	3,000	(42)
Cash and Cash Equivalents, Beginning of Year	6,031	3,031	3,073

Cash and Cash Equivalents, End of Year	$3,965	$6,031	$3,031

See accompanying notes to financial statements

Lumber Liquidators, Inc.

Notes to Financial Statements

(amounts in thousands, except share data and per share amounts)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Lumber Liquidators, Inc. (the “Company”) is a multi-channel specialty retailer of hardwood flooring, and hardwood flooring enhancements and accessories, operating as a single business segment. The Company offers an extensive assortment of exotic and domestic hardwood species, engineered hardwoods, and laminates direct to the consumer. The Company also features the renewable flooring products bamboo and cork, and provides a wide selection of flooring enhancements and accessories, including moldings, noise-reducing underlay and adhesives. These products are primarily sold under the Company’s private label brands, including the premium Bellawood floors. The Company sells primarily to homeowners or to contractors on behalf of homeowners through a network of stores located in primary or secondary metropolitan areas throughout the United States. In addition to the store locations, the Company’s products may be ordered, and customer questions/concerns addressed, through both our call center in Toano, Virginia, and our website, LumberLiquidators.com. The Company finishes the majority of the Bellawood products in Toano, Virginia, which along with the call center, corporate offices and distribution facility represent the “Corporate Headquarters.”

Organization and Basis of Financial Statement Presentation

The Company was organized in 1994 as a Massachusetts corporation. The original equity interest was held solely by the founder and current chairman of the Board (the “Founder”). Initially, the Company elected to be taxed as a subchapter S corporation and the Founder was responsible for federal and most state tax payments. On December 1, 2004, Restated Articles of Organization were adopted, and the Company authorized 8,000,000 shares of Series A Convertible Preferred Stock (the “Redeemable Preferred Stock”), par value $.01, increased the authorized number of shares of common stock, no par value, from 15,000 to 24,500,000, and changed to “C” corporation tax status. Effective October 18, 2006, the number of authorized shares of common stock was increased to 35,000,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents. The Company accepts a range of debit and credit cards, and these transactions are transmitted to a bank for reimbursement within 24 hours, except for Friday and Saturday transactions, which are transmitted on Monday. The payments due from the banks for these debit and credit card transactions are generally received, or settle, within 24-48 hours of the transmission date. The Company considers all debit and credit card transactions that settle in less than seven days to be cash and cash equivalents. Amounts due from the banks for these transactions classified as cash and cash equivalents totaled $2,791 and $2,151 at December 31, 2006 and 2005, respectively.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash and cash equivalents, notes receivable, accounts payable, and other liabilities approximate fair value because of the short-term nature of these items. The carrying amounts of the equipment financing obligations and long-term debt approximate fair value because the interest rates on these instruments change with, or approximate, market interest rates.

Merchandise Inventories

The Company values merchandise inventories at the lower of cost or market. Merchandise cost is determined using the average cost method. All of the hardwood flooring purchased from vendors is either prefinished or unfinished, and in immediate saleable form. The Company adds the finish to, and boxes, various species of unfinished product, to produce certain proprietary products, primarily Bellawood, at its finishing facility. These finishing and boxing costs are included in the average unit cost of related merchandise inventory. The Company maintains an inventory reserve for loss or obsolescence, based on historical results and current sales trends. This reserve was $674 and $539 at December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets

The Company evaluates potential impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If impairment exists and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, an impairment loss is recorded based on the difference between the carrying value and fair value of the assets. During 2004, the Company relocated its Corporate Headquarters and recorded an impairment charge of $293, primarily representing the remaining net asset value of the finishing equipment and leasehold improvements idled at the previous facility.

Goodwill

In 2004, the Company acquired the remaining 50% of the stock of its subsidiary, Hardwood Holdings LLC, for a cash payment of $1,050 and the forgiveness of amounts owed to the Company. The amount of the purchase price in excess of the carrying value of the minority interest liability of $1,050 was recorded as goodwill and is included within other assets. The Company evaluates goodwill for impairment on an annual basis, or whenever events or changes in circumstance indicate that the carrying value may be impaired. Based on the analysis performed, the Company has concluded that no impairment in the value of goodwill has occurred.

Recognition of Net Sales

The Company recognizes net sales for products purchased at the time the customer takes possession of the merchandise. Service revenue, primarily freight charges for in-home delivery, is recognized when the service has been rendered. Net sales are reduced by an allowance for anticipated sales returns based on historical and current sales trends and experience. The sales returns allowance and related changes were not significant for 2006, 2005 or 2004.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

The Company generally requires customers to pay a deposit, equal to approximately 50% of the retail sales value, when purchasing merchandise inventories not regularly carried in a given store location, or not currently in stock. These deposits are included in Customer Deposits and Store Credits until the customer takes possession of the merchandise.

Cost of Sales

The cost of sales includes the actual cost of the merchandise sold, the transportation costs from vendor to the Company’s distribution center or store location, any applicable finishing costs related to production of the Company’s proprietary brand, the transportation costs from the distribution center to the store locations, and any inventory adjustments, including shrinkage.

The Company includes transportation costs for the delivery of products directly from stores to customers in cost of sales if delivered by third parties or in selling, general and administrative expenses (or “SG&A”) if delivered by the Company’s delivery fleet. Costs related to the Company’s delivery fleet, which include delivery salaries, maintenance and depreciation, totaled approximately $1,500 in 2006 and $2,400 for both 2005 and 2004.

The Company offers a range of prefinished products with warranties on the durability of the finish ranging from 10 to 50 years. Warranty reserves are based primarily on claims experience, sales history and other considerations, and warranty costs are recorded in the cost of sales. Warranty costs and changes to the warranty reserve were not significant for the years 2006, 2005 or 2004.

Advertising Costs

Advertising costs charged to SG&A were $36,288, $27,570 and $20,121 in 2006, 2005 and 2004, respectively. The Company uses various types of media to brand its name and advertise its products. Media production costs are generally expensed as incurred, except for direct mail, which is expensed when the finished piece enters the postal system. Media placement costs are generally expensed in the month the advertising occurs, except for contracted endorsements and sports agreements, which are generally expensed ratably over the contract period. Amounts paid in advance under endorsement contracts are included in prepaid expenses, and totaled $2,667 and $1,021 at December 31, 2006 and 2005, respectively.

Store Opening Costs

Costs to open new store locations are charged to SG&A as incurred.

Depreciation and Amortization

Property and equipment is carried at cost and depreciated on the straight-line method over the estimated useful lives of the related assets. Vehicles and office equipment are depreciated over useful lives which range from three to five years, and finishing equipment is depreciated over five years. The estimated useful lives for leasehold improvements are the shorter of the estimated useful lives or the remainder of the lease terms. For leases with optional renewal periods, the Company uses the original lease term, excluding optional renewal periods to determine the appropriate estimated useful lives. Leasehold improvements are currently being amortized over useful lives which range from two to fifteen years.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

Some of the Company’s vehicles and finishing equipment are leased under capital leases. These assets are recorded at the lower of fair value or the present value of net minimum lease payments and amortized over the shorter of their estimated useful life or the life of the lease. Amortization of capital leases is included within depreciation expense.

Operating Leases

The Company has operating leases for its stores, Corporate Headquarters and certain transportation equipment. The lease agreements for certain stores contain rent escalation clauses and rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in SG&A.

Stock-Based Compensation

The Company adopted the provisions of Statement of Financial Accounting Standards (or “SFAS”) No. 123 (revised in 2004), “Share-Based Payment” (or “SFAS 123 (R)”), using the prospective-transition method effective January 1, 2006. Prior to the adoption of SFAS 123 (R), the Company used the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25 (or “APB 25”). There were no material differences in the calculations of the Company’s stock-based compensation expense under APB 25 and SFAS 123, “Accounting for Stock-Based Compensation” in 2005 or 2004.

The Company maintains several equity incentive plans under which it may grant non-qualified stock options and incentive stock options to employees and non-employee directors. The Company recognizes expense for its stock-based compensation based on the fair value of the awards that are granted. Measured compensation cost is recognized ratably over the requisite service period of the related stock-based compensation award.

The fair value of stock options was estimated at the date of grant using the Black-Scholes-Merton valuation model. In order to determine the related stock compensation expense, the Company used the following assumptions:

•	Expected life of 7.5 years.

•	Expected stock price volatility of 35%, based on the median volatility of companies in a peer group.

•	Risk free interest rates from 4.6% to 5.2%.

•	Dividends are not expected to be paid in any year.

Stock-based compensation awards that may be settled in cash are accounted for as liabilities and recorded at intrinsic value as prescribed in SFAS 123 (R).

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (or “SFAS 109”). Income taxes are provided for under the asset and liability method and consider differences between the tax and financial accounting bases. The tax effects of these differences are

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

reflected on the balance sheet as deferred income taxes and valued using the effective tax rate expected to be in effect when the differences reverse. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, the Company took into account various factors, including the expected level of future taxable income. If actual results differ from the assumptions made in the evaluation of the valuation allowance, a change in the valuation allowance will be recorded through income tax expense in the period such determination is made.

In December 2004, the Company became a “C” corporation and income taxes have been provided since that date. The effect of initially recognizing deferred tax assets and liabilities related to this change in tax status was included in the provision for income taxes (benefit) for the year ended December 31, 2004.

Net Income per Common Share

Basic net income per common share is determined by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per common share is determined by dividing net income by the weighted average number of common shares outstanding during the year, plus the dilutive effect of common share equivalents, such as stock options, warrants and preferred stock. Common shares and common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants and the conversion of redeemable convertible preferred stock, except when the effect of their inclusion would be antidilutive.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (or “FASB”) issued FASB Interpretation No. 48 (or “FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective as of January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (or “SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its financial statements.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (or “SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (or “fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company as of the first quarter of 2008. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its financial statements.

NOTE 2.	NOTES RECEIVABLE

The Company has notes receivable from two key merchandise suppliers (together, the “Vendor Notes”) included in other assets on the balance sheets. One of the Vendor Notes, executed August 23, 2005 (the “2005 Note”), consolidated several advances existing at that date, and matures in August 2009. The 2005 Note had an outstanding balance due to the Company of $701 and $880 at December 31, 2006 and 2005, respectively, of which $209 and $180, respectively, have been included in other current assets on the balance sheets. On August 15, 2006, the Company established two additional Vendor Notes with an original aggregate value of $1,265 (the “2006 Notes”), maturing in February 2008. At December 31, 2006, the 2006 Notes had an outstanding balance due to the Company of $1,079, of which $800 has been included in other current assets.

NOTE 3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of:

	December 31,
	2006	2005
Vehicles	$7,633	$7,317
Finishing Equipment	3,151	3,097
Office Equipment	3,053	1,807
Store Fixtures	991	500
Leasehold Improvements	817	298

	15,645	13,019
Less: Accumulated Depreciation and Amortization	6,313	3,504

Property and Equipment, net	$9,332	$9,515

As of December 31, 2006 and 2005, property and equipment, net included assets under capital leases of $339 and $578, respectively, net of accumulated amortization of $1,410 and $1,171, respectively.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

NOTE 4.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2006	2005
Consolidated Term Note	$8,398	$—
Revolving Line of Credit	745	—
Term Loan	—	4,000
Equipment Line of Credit	—	5,411
Other Notes Payable	140	233

	9,283	9,644
Less: Current Portions of Long-Term Debt	2,804	2,450

Total Long-Term Debt	$6,479	$7,194

On March 23, 2006, the Company entered into a loan agreement (the “2006 Loan Agreement”) which consolidated the then existing term loan and equipment line of credit into one, $9,881 consolidated term note (the “Consolidated Term Note”) and provided a $5,000 revolving line of credit (the “Revolver”). Availability under the Revolver was increased to $10,000 on July 31, 2006. The 2006 Loan Agreement is secured by the Company’s inventory and bears interest, payable monthly in arrears, at a variable rate, adjusted annually, based on the Company’s performance under certain specified operating ratios. From inception to December 31, 2006, the 2006 Loan Agreement bore interest at the 30-Day London Interbank Offered Rate (“LIBOR”) + 0.90%. The 2006 Loan Agreement includes certain financial covenants that, among other things, require the Company to meet certain defined financial ratios, on a quarterly basis. The Company is in compliance with these financial covenants at December 31, 2006.

The Consolidated Term Note requires 60 equal, monthly principal payments, which began April 1, 2006 and conclude on March 1, 2011. The Revolver has no mandated payment provisions and expires on May 31, 2008. The Revolver has no restrictions on the mix of borrowings to letters of credit, other than the aggregate limit of $10,000. The Company primarily uses draws on the Revolver and letters of credit to fund international inventory purchases and has classified the entire balance as current at December 31, 2006. The Company had outstanding commitments under letters of credit of $2,018 at December 31, 2006. At December 31, 2006, $7,237 was available to borrow under the Revolver. The Company pays a fee of 0.25% per annum on any unused portion of the Revolver.

Prior to the 2006 Loan Agreement, the Company had a term loan, an equipment line of credit and a $5,000 revolving facility under an agreement executed in April 2004 (the “2004 Loan Agreement”). The 2004 Loan Agreement also bore variable interest dependent on the Company’s performance under certain defined financial ratios and at December 31, 2005, bore interest at LIBOR plus 1.25%. Interest rates under the 2004 Loan Agreement were generally higher in 2004 in comparison to 2005 and 2006, with the term loan and equipment line of credit bearing interest of LIBOR plus 1.50% at December 31, 2004.

Interest payments totaled $672, $574 and $417 in 2006, 2005 and 2004, respectively.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

At December 31, 2006, scheduled maturities of long-term debt were: $2,804 in 2007; $2,033 in 2008; $1,976 in 2009; $1,976 in 2010; and $494 in 2011.

The Company believes the carrying amount of the long-term debt approximates fair value as the stated, variable interest rates approximate market rates.

NOTE 5.	REDEEMABLE PREFERRED STOCK

In December 2004, a private investment group (the “Investors”) purchased 7,952,018 shares of Redeemable Preferred Stock for $35,000, or approximately $4.40 per share (the “Preferred Sale”). In conjunction with the sale of the Redeemable Preferred Stock, a 150,000 to 1 Common Stock dividend was declared and distributed to the Founder. Of the proceeds received from the sale of the Redeemable Preferred Stock, the Company retained $5,000 for general working capital purposes and $30,000 was paid to the Founder in the form of a cash distribution. To complete the Preferred Sale, the Company incurred and capitalized costs of $307, which are ratably accreted to interest through December 2010.

On or after December 6, 2010, any or all holders of the Redeemable Preferred Stock may elect to have the Company redeem the shares at $4.40 per share, plus any dividends declared but unpaid at the time of redemption. The Company cannot redeem shares of the Redeemable Preferred Stock at its discretion. At any time after December 6, 2004, either by election of an individual holder, or upon the holders of two-thirds of all the Redeemable Preferred Stock electing conversion, a share of Redeemable Preferred Stock is convertible, without additional consideration, into one share of Common Stock. Each share of Redeemable Preferred Stock has voting rights equivalent to a share of Common Stock, and any dividends declared must be distributed ratably among Common and Redeemable Preferred Stock, and the Investors are protected from dilution by certain defined provisions. Until redeemed or converted, the Redeemable Preferred Shares do not accrue any additional benefit.

NOTE 6.	LEASES

The Company leases all store locations, the Corporate Headquarters and certain transportation equipment. The store location leases are operating leases and generally have five-year base periods with multiple five-year renewal periods.

The Founder is also the sole owner of ANO LLC, DORA Real Estate Company, LLC and Wood on Wood Road, Inc., and he has a 50% membership interest in BMT Holdings, LLC (collectively, “ANO and Related Companies”). The Company leased 26, 23 and 13 of its locations from ANO and Related Companies at December 31, 2006, 2005 and 2004 representing 28.6%, 30.3% and 22.8% of total store leases, respectively. The Company leases the Corporate Headquarters from ANO LLC under an operating lease with a base period through December 31, 2019.

Rental expense for 2006, 2005 and 2004 was $5,213, $4,425 and $2,347, respectively, with rental expense attributable to ANO and Related Companies of $2,261, $2,110 and $1,068, respectively.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

The future minimum rental payments under capital leases and non-cancellable operating leases, segregating ANO and Related Companies leases from all other operating leases, were as follows at December 31, 2006:

	Capital Leases	Operating Leases
		ANO and Related Companies		Other Leases	Total Operating Leases
		Store Leases	Headquarters Lease
2007	$269	$1,189	$974	$3,385	$5,548
2008	60	1,094	1,003	3,139	5,236
2009	1	698	1,033	2,496	4,227
2010	—	474	1,064	1,819	3,357
2011	—	121	1,096	957	2,174
Thereafter	—	—	10,040	802	10,842

Total minimum lease payments	330	$3,576	$15,210	$12,598	$31,384

Less: amounts representing interest costs	(10)

Present value of minimum lease payments	320
Less: current maturities	(261)

Long-term capital lease obligations	$59

NOTE 7.	STOCK BASED COMPENSATION

Total stock-based compensation expense was $1,449, $3,306 and $3,024 for 2006, 2005 and 2004, respectively. The Company maintains:

i)	a stock option plan for executive management, the 2004 Stock Option and Grant Plan, as amended October 18, 2006 (the “2004 Option Plan”),

ii)	a stock option plan for non-employee members of the Board, the 2006 Equity Plan for Non-Employee Directors, as amended October 18, 2006 (the “2006 Director Plan”), and

iii)	a stock unit plan for regional store management, the 2006 Stock Unit Plan for Regional Managers (the “2006 Regional Plan”).

The Company has reserved a total of 2.3 million shares of common stock to provide for the exercise of options under the 2004 Option Plan and the 2006 Director Plan. Under the 2006 Regional Plan, 85,000 stock units are outstanding and no additional grants are available.

The Company is also a party to a stock-based agreement between the Founder and his brother, Kevin Sullivan, a regional manager (or “Kevin”), accounted for as a variable performance plan (the “Variable Plan”). The Variable Plan was established in 1998, and modified in August 2005. In addition, the Company had a stock warrant plan (the “Warrant Plan”), established in 2004, with a senior executive who separated from the Company in May 2006 (the “Former Executive”).

In 2006, the Company granted the first stock options under the 2004 Option Plan. 952,691 stock options were granted in July (the “July Grant”) and 765,000 stock options were granted in October (the

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

“October Grant”). The stock options granted in July 2006 carry an exercise price of $7.58, the fair value of the Company on a fully diluted per share basis, and vest over a four year period, except in the event of the Company’s initial public offering (the “IPO”), in which case the vesting is accelerated by one year. The stock options granted in October 2006 carry an exercise price of $7.83, the fair value of the Company on a fully diluted per share basis, vest over a four year period, but generally do not have vesting acceleration due to the IPO. The stock options under the 2004 Option Plan expire 10 years from the grant date. The fair value of the July Grant and October Grant were determined to be $3.74 and $3.75 per option, respectively, and stock-based compensation expense for these grants totaled $631 in 2006. As of December 31, 2006, the intrinsic value of these options totaled $3,303 and the weighted average remaining contractual term was 9.7 years.

In conjunction with the July Grant, the Company granted 79,156 stock options under the 2006 Director Plan. These stock options also carry an exercise price of $7.58, vest over a four year period, include a vesting acceleration for the IPO and expire 10 years from the grant date. Stock-based compensation expense for this grant totaled $37 in 2006. As of December 31, 2006, the intrinsic value of these options totaled $156 and the weighted average remaining contractual term was 9.5 years.

At December 31, 2006, no stock options were exercisable under either the 2004 Option Plan or the 2006 Director Plan.

The Founder will contribute the 85,000 shares of common stock necessary to provide for the exercise of the 85,000 stock units granted under the 2006 Regional Plan in July and outstanding at December 31, 2006. The stock units vest over a five year period, but expire without value unless the IPO or a sale event, as defined, occur prior to the mandatory redemption of the Redeemable Preferred Stock for cash at the Conversion Price. As such, the Company has not recorded compensation expense related to the 2006 Regional Plan as of December 31, 2006.

The Variable Plan, as modified in August 2005, awarded Kevin the right (the “Variable Right”) to a fixed ownership percentage of 2.5% on a fully diluted basis, plus an additional ownership percentage based on certain performance criteria, primarily a comparison of the net income of the region under Kevin’s management to total Company net income on a trailing twelve-month basis. The Variable Right is exercisable for shares of common stock, contributed by the Founder, in conjunction with the IPO or a sale event, as defined. On February 1, 2008, the Variable Plan allows for a cash settlement of the Variable Right at a defined, performance based, value through put-call provisions, which may be executed by either the Founder or Kevin. The Founder is liable for the cash payment, and the Company guarantees the performance. Immediately prior to the completion of the IPO or sale event, however, the Variable Right is considered exercised in full, and any cash settlement provisions via put-call rights terminate.

Prior to the August 2005 modification of the Variable Plan, share based compensation expense was recorded based on Kevin having earned a 5% ownership interest on a fully diluted basis, again based primarily on the performance of the region under his management.

The Company recorded stock-based compensation expense under the Variable Plan of $1,040, $3,133 and $2,938 in 2006, 2005 and 2004, respectively, and carried a long-term liability of $9,132 and $8,092 at December 31, 2006 and 2005, respectively.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

Under the Warrant Plan, the stock-based compensation expense of $173 and $86 in 2005 and 2004, respectively, was reversed in 2006 upon the Former Executive separating from the Company.

As of December 31, 2006 total unrecognized stock-based compensation expense related to nonvested stock options was approximately $6,060 and is expected to be recognized over a weighted average period of approximately 3.7 years.

NOTE 8.	INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,
	2006	2005	2004
Current
Federal	$7,433	$7,242	$—
State	1,425	1,438	245

Total Current	8,858	8,680	245

Deferred
Federal	(627)	(1,444)	(1,415)
State	(70)	(288)	(280)

Total Deferred	(697)	(1,732)	(1,695)

Total Provision for Income Taxes	$8,161	$6,948	$(1,450)

The reconciliation of significant differences between income tax expense (benefit) applying the federal statutory rate of 35% and the actual income tax expense (benefit) at the effective rate are as follows:

	Year Ended December 31,
	2006	2005	2004
Income tax expense at federal statutory rate	$7,299	$6,203	$2,291
Increases (decreases):
State income taxes, net of federal income income tax benefit	855	745	264
Effect of change in tax status	—	—	(3,994)
Other	7	—	(11)

Total	$8,161	$6,948	$(1,450)

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

The tax effects of temporary differences that result in significant portions of the deferred tax accounts are as follows:

	December 31,
	2006	2005
Deferred Tax Liabilities:
Prepaid Expenses	$(290)	$—
Depreciation and Amortization	(241)	(578)

Total Deferred Tax Liabilities	(531)	(578)

Deferred Tax Assets:
Stock Compensation Expense	3,797	3,279
Reserves	677	608
Other	181	118

Total Deferred Tax Assets	4,655	4,005

Net Deferred Tax Asset	$4,124	$3,427

The Company made income tax payments of $6,989, $10,381 and $109 in 2006, 2005 and 2004, respectively.

NOTE 9.	PROFIT SHARING PLAN

The Company maintains a profit-sharing plan, qualified under Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees are eligible to participate following the completion of one year of service and attainment of age 21. The Company matches 50% of employee contributions up to 6% of eligible compensation. The Company’s matching contributions, included in SG&A, totaled $160, $124 and $68 in 2006, 2005 and 2004, respectively.

NOTE 10.	NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Year Ended December 31,
	2006	2005	2004
Net Income	$12,898	$10,713	$7,986

Weighted Average Common Shares Outstanding—Basic	15,000,100	15,000,100	15,000,100
Effect of Dilutive Securities:
Redeemable Preferred Stock	7,952,018	7,952,018	675,377
Warrants	37,285	111,056	—

Weighted Average Common Shares Outstanding—Diluted	22,989,403	23,063,174	15,675,477

Net Income per Common Share—Basic	$0.86	$0.71	$0.53

Net Income per Common Share—Diluted	$0.56	$0.46	$0.51

The Company’s calculation of diluted net income per common share in 2006 and 2005 included the dilutive impact of common stock warrants under the Warrant Plan. For 2006, options to purchase 1,796,847 shares of common stock were not included in the computation of Weighted Average Common Shares Outstanding—Diluted because the effect would be antidilutive. There were no options outstanding prior to July 2006.

Lumber Liquidators, Inc.

Notes to Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

NOTE 11.	RELATED PARTY TRANSACTIONS

As described in Note 6, the Company leases a number of its store locations and Corporate Headquarters from ANO and Related Companies.

As of December 31, 2006, other assets included $35 that the Founder owed the Company in the normal course of business. The amount was paid in the first quarter of 2007.

In 2005 and pursuant to the terms of the Preferred Sale, the Founder assumed a net liability related to a capitalized lease, and the Company recorded a $581 contribution from the Founder.

In 2004, the Company distributed a net $41,934 to the Founder, including $11,934 of distributions primarily related to the Company’s status as an S corporation and a $30,000 distribution related to the Preferred Sale.

NOTE 12.	COMMITMENTS AND CONTINGENCIES

In July 2006, the Company entered into a purchase agreement with a vendor where the Company would purchase a total of approximately 27 million square feet of the vendor’s assorted products over a four-year period, with the unit prices set at the time a purchase order is created/accepted.

Legal Proceedings

On January 4, 2007, Clifford Wayne Bassett and Clifford Wayne Bassett, MD, PC (together “Dr. Bassett”) filed a lawsuit entitled Clifford Wayne Bassett et al. v. Lumber Liquidators, Inc. et al., in the U.S. District Court for the Southern District of New York, against the Company, E.W. Scripps Company (“Scripps”) and others. The Company purchased an article from Scripps describing the benefits of hardwood flooring in relation to other types of flooring. The article contained a quote by Dr. Basset, an allergist, who claims that the use of the quote was unauthorized. Dr. Basset has asserted damages in excess of $10 million. The matter is in the early stages of litigation and, while there is a reasonable possibility that a material loss may be incurred, the Company cannot estimate the loss, if any, at this time. In connection with SFAS No. 5, “Accounting for Contingencies” (or “SFAS 5”) paragraph 8, we have not made any provision in connection with this matter. The Company intends to defend vigorously against this claim and, to the extent warranted, to seek contribution or indemnification from other parties.

The Company received a demand letter dated December 22, 2006, from counsel representing the Former Executive in connection with his resignation of employment on May 31, 2006. In the letter, counsel for the Former Executive requested that documents related to the executive be preserved. When he terminated his employment, the Former Executive asserted that he did so for “good reason”, as defined within his employment agreement and the Warrant Plan. Under the provisions of his employment agreement, his termination for “good reason” would entitle him to 2 years of wages and benefits, and under the provisions of the Warrant Plan, he would be entitled to 1% of the outstanding common stock. In June 2006, the Company responded to the Former Executive that his contention regarding his termination for “good reason” was erroneous. The Former Executive has not filed a lawsuit or a demand for arbitration. While there is a reasonable possibility that a material loss may be incurred, the Company cannot estimate the loss, if any, at this time. In connection with SFAS 5 paragraph 8, we have not made any provision in connection with this matter. The Company intends to defend vigorously against any claim brought in connection with this matter.

Lumber Liquidators, Inc.

Notes to the Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

The Company is from time to time subject to claims and disputes arising in the normal course of business. In the opinion of management, while the outcome of any such claims and disputes cannot be predicted with certainty, the ultimate liability of the Company in connection with these matters is not expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Lumber Liquidators, Inc.

C ondensed Balance Sheets

(in thousands, except share data)

	March 31, 2007	December 31, 2006
	(unaudited)
Assets
Current Assets:
Cash and Cash Equivalents	$5,145	$3,965
Merchandise Inventories	63,472	51,758
Prepaid Expenses	4,080	3,638
Other Current Assets	2,408	3,359

Total Current Assets	75,105	62,720
Property and Equipment, net	9,307	9,332
Deferred Income Taxes	4,075	3,737
Other Assets	2,507	2,231

Total Assets	$90,994	$78,020

Liabilities and Stockholder’s Equity (Deficit)
Current Liabilities:
Accounts Payable	$20,819	$16,296
Customer Deposits and Store Credits	9,566	6,804
Stock Compensation Liability	9,534	—
Accrued Compensation	2,342	1,566
Other Current Liabilities	8,455	5,292
Current Portion of Long-Term Debt	2,076	2,804
Current Portion of Capital Lease Obligations	206	261

Total Current Liabilities	52,998	33,023
Long-Term Debt	5,972	6,479
Capital Lease Obligations	30	59
Stock Compensation Liability	—	9,132

Redeemable Preferred Stock	34,808	34,795

Stockholder’s Equity (Deficit):
Common stock (No par value; authorized: 35,000,000; issued and outstanding: 15,000,100)	—	—
Additional Capital	1,673	1,250
Retained Earnings (Deficit)	(4,487)	(6,718)

Total Stockholder’s Equity (Deficit)	(2,814)	(5,468)

Total Liabilities and Stockholder’s Equity	$90,994	$78,020

See accompanying notes to condensed financial statements

Lumber Liquidators, Inc.

Condensed Statements of Income

(in thousands, except share data and per share amounts)

(unaudited)

	Three months ended March 31,
	2007	2006
Net Sales	$92,022	$76,051
Cost of Sales	61,451	49,642

Gross Profit	30,571	26,409
Selling, General and Administrative Expenses	26,816	20,537

Operating Income	3,755	5,872
Interest Expense	174	167
Other (Income) Expense	(55)	(107)

Income Before Income Taxes	3,636	5,812
Provision for Income Taxes	1,405	2,252

Net Income	$2,231	$3,560

Net Income per Common Share—Basic	$0.15	$0.24

Net Income per Common Share—Diluted	$0.10	$0.15

Weighted Average Common Shares Outstanding:
Basic	15,000,100	15,000,100
Diluted	22,952,118	23,037,415

See accompanying notes to condensed financial statements

Lumber Liquidators, Inc.

Condensed Statements of Cash Flows

(unaudited)

	Three months ended March 31,
	2007	2006
Cash Flows from Operating Activities:
Net Income	$2,231	$3,560
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	869	611
Deferred Income Taxes	(338)	(789)
Stock-Based Compensation Expense	825	259
Accretion of Redeemable Preferred Stock	13	13
Changes in Operating Assets and Liabilities:
Merchandise Inventories	(11,714)	(14,009)
Accounts Payable	4,523	7,678
Customer Deposits and Store Credits	2,762	2,995
Prepaid Expenses and Other Current Assets	508	3,048
Other Assets and Liabilities	3,663	243

Net Cash Provided by Operating Activities	3,342	3,609

Cash Flows from Investing Activities:
Purchases of Property and Equipment	(844)	(554)

Net Cash Used in Investing Activities	(844)	(554)

Cash Flows from Financing Activities:
Proceeds from Long-Term Borrowings and Revolving Line	—	719
Repayments of Long-Term Borrowings and Revolving Line	(1,234)	(272)
Principle Payments on Capital Lease Obligations	(84)	(108)

Net Cash (Used In) Provided by Financing Activities	(1,318)	339

Net Increase in Cash and Cash Equivalents	1,180	3,394
Cash and Cash Equivalents, Beginning of Period	3,965	6,031

Cash and Cash Equivalents, End of Period	$5,145	$9,425

See accompanying notes to condensed financial statements

Lumber Liquidators, Inc.

Notes to Condensed Financial Statements

(amounts in thousands, except share data and per share amounts)

(unaudited)

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The unaudited condensed financial statements included in this quarterly report have been prepared by Lumber Liquidators, Inc. (“Lumber Liquidators” or the “Company”) according to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and according to accounting principles generally accepted in the United States of America (or “GAAP”) for interim financial statements. The accompanying balance sheet information as of December 31, 2006 is derived from our audited financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in accordance with the SEC’s rules and regulations for interim financial statements. The financial statements reflect, in the opinion of management, all adjustments which consist solely of normal recurring adjustments necessary to present fairly the Company’s financial position and results of operations as of and for the periods indicated.

The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations that may be achieved for the full year.

The unaudited condensed financial statements included in this quarterly report should be read in conjunction with the audited financial statements and related footnotes included in the Registration Statement on Form S-1 filed with the SEC.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (or “FASB”) issued FASB Interpretation No. 48 (or “FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective as of January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (or “SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (or “SFAS 159”). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (or “fair value option”) and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose

Lumber Liquidators, Inc.

Notes to Condensed Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

(unaudited)

different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company as of the first quarter of 2008. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its financial statements.

NOTE 2.	LONG-TERM DEBT

Long-term debt consisted of the following:

	March 31, 2007	December 31, 2006
Consolidated Term Note	$7,904	$8,398
Revolving Line of Credit	23	745
Other Notes Payable	121	140

	8,048	9,283
Less: Current Portions of Long-Term Debt	2,076	2,804

Total Long-Term Debt	$5,972	$6,479

On March 23, 2006 the Company entered into a loan agreement (the “Loan Agreement”) which consolidated the then existing term loan and equipment line of credit into one $9,881 consolidated term note (the “Consolidated Term Note”) and a $10,000 revolving line of credit (the “Revolver”). The Loan Agreement is secured by the Company’s inventory and bears interest, payable monthly in arrears, at a variable rate, adjusted annually, based on the Company’s performance under certain specified operating ratios. From inception to March 31, 2007, the Loan Agreement bore interest at the 30-Day London Interbank Offered Rate (“LIBOR”) + 0.90%. The Loan Agreement includes certain financial covenants that, among other things, require the Company to meet certain defined financial ratios on a quarterly basis. The Company is in compliance with these financial covenants at March 31, 2007.

The Consolidated Term Note requires 60 equal, monthly principal payments, which began April 1, 2006 and conclude on March 1, 2011. The Revolver has no mandated payment provisions and expires on May 31, 2008. The Revolver has no restrictions on the mix of borrowings to letters of credit, other than the aggregate limit of $10,000. The Company primarily uses draws on the Revolver and letters of credit to fund international inventory purchases and has classified the entire balance as current at March 31, 2007 and December 31, 2006. At March 31, 2007, the Company had outstanding commitments under letters of credit of $2,223 and $7,754 was available to borrow under the Revolver. The Company pays a fee of 0.25% per annum on any unused portion of the Revolver.

NOTE 3.	STOCK-BASED COMPENSATION

The Company maintains various stock option plans (the “Option Plans”) that provide for the issuance of nonqualified and incentive stock options to acquire up to 2.3 million shares of Lumber Liquidators common stock. These stock options may be granted by the Board of Directors to employees, directors and officers of the Company. The exercise price for incentive stock options shall not be less than the fair market value of the shares on the date of grant. Options granted under the Option Plans expire no later than ten years from the date of grant. The vesting period assigned to stock option grants is at the discretion of the Board of Directors on a grant by grant basis.

Lumber Liquidators, Inc.

Notes to Condensed Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

(unaudited)

As of March 31, 2007 there were 1,796,847 stock options outstanding, with an intrinsic value of $4,624. The exercise prices ranged from $7.58 to $7.83 with a weighted average exercise price of $7.69. These options had a weighted average contractual term of 9.4 years as of March 31, 2007. As of March 31, 2007, no stock options were exercisable. The Company recorded stock-based compensation expense of $423 in the first quarter of 2007 related to the Option Plans. There were no grants under the Option Plans prior to July 2006. There were no grants under the Option Plans during the quarter ended March 31, 2007.

As of March 31, 2007, total unrecognized compensation cost related to unvested options was approximately $5,636 net of estimated forfeitures, which is expected to be recognized over a weighted average period of approximately 3.4 years.

The Company has a stock unit plan for regional store management, the 2006 Stock Unit Plan for Regional Managers (the “2006 Regional Plan”). The 2006 Regional Plan has 85,000 stock units outstanding and the Founder will contribute the 85,000 shares of common stock necessary to provide for the exercise of the stock units. No additional grants of stock units are available under the 2006 Regional Plan. The stock units vest over a five year period, but expire without value unless the IPO or a sale event, as defined, occur, and as such, the Company has not recorded compensation expense related to the 2006 Regional Plan as of March 31, 2007.

The Company had a stock warrant plan (the “Warrant Plan”), established in 2004, with a senior executive who separated from the Company in May 2006.

The Company is also a party to a stock-based agreement between the Founder and his brother, Kevin Sullivan, a regional manager (or “Kevin”), accounted for as a variable performance plan (the “Variable Plan”). The Variable Plan was established in 1998, and modified in August 2005. The Variable Plan awarded Kevin the right (the “Variable Right”) to a fixed ownership percentage of 2.5% on a fully diluted basis, plus an additional ownership percentage based on certain performance criteria, primarily a comparison of the net income of the region under Kevin’s management to total Company net income on a trailing twelve-month basis. The Variable Right is exercisable for shares of common stock, contributed by the Founder, in conjunction with the IPO or a sale event, as defined. On February 1, 2008, the Variable Plan allows for a cash settlement of the Variable Right at a defined, performance based, value through put-call provisions, which may be executed by either the Founder or Kevin. The Founder is liable for the cash payment, and the Company guarantees the performance. Immediately prior to the completion of the IPO or sale event, however, the Variable Right is considered exercised in full, and any cash settlement provisions via put-call rights terminate. The Company recorded stock-based compensation expense under the Variable Plan of $402 in the first quarter of 2007 and, due to the put-call provisions, carried a short-term liability of $9,534 as of March 31, 2007. The Company recorded stock-based compensation expense of $259 in the first quarter of 2006.

Lumber Liquidators, Inc.

Notes to Condensed Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

(unaudited)

NOTE 4.	NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Three Months Ended March 31,
	2007	2006
Net Income	$2,231	$3,560

Weighted Average Common Shares Outstanding—Basic	15,000,100	15,000,100
Effect of Dilutive Securities
Redeemable Preferred Stock	7,952,018	7,952,018
Warrants	—	85,297
Weighted Average Common Shares Outstanding—Diluted	22,952,118	23,037,415
Net Income Per Common Share—Basic	$0.15	$0.24

Net Income Per Common Share—Diluted	$0.10	$0.15

For the three months ended March 31, 2007, options to purchase 1,796,847 shares of common stock were not included in the computation of Weighted Average Common Shares Outstanding—Diluted because the effect would be antidilutive. There were no warrants outstanding after the Former Executive separated from the Company in May 2006.

NOTE 5.	RELATED PARTY TRANSACTIONS

As of March 31, 2007, the Company leases the Toano facility and 23 of its 93 other store locations from ANO LLC , a company that is wholly owned by the Founder. The Company leases one store location each from DORA Real Estate Company, LLC, Wood on Wood Road, Inc. and BMT Holdings, LLC. DORA and Wood on Wood are wholly owned by the Founder, and he has a 50% membership interest in BMT. Rental expense related to these companies for the first quarters of 2007 and 2006 was $605 and $553, respectively.

NOTE 6.	COMMITMENTS AND CONTINGENCIES

In July 2006, the Company entered into a purchase agreement with a vendor where the Company would purchase a total of approximately 27 million square feet of the vendor’s assorted products over a four-year period, with the unit prices set at the time a purchase order is created/accepted.

Legal Proceedings

On January 4, 2007, Clifford Wayne Bassett and Clifford Wayne Bassett, MD, PC (together “Dr. Bassett”) filed a lawsuit entitled Clifford Wayne Bassett et al. v. Lumber Liquidators, Inc. et al., in the U.S. District Court for the Southern District of New York, against the Company, E.W. Scripps Company (“Scripps”) and others. The Company purchased an article from Scripps describing the benefits of hardwood flooring in relation to other types of flooring. The article contained a quote by Dr. Bassett, an allergist, who claims that the use of the quote was unauthorized. Dr. Bassett has asserted damages in excess of $10 million. The matter is in the early stages of litigation and, while there is a reasonable possibility that a material loss may be incurred, the Company cannot estimate the loss, if any, at this time.

Lumber Liquidators, Inc.

Notes to Condensed Financial Statements—(Continued)

(amounts in thousands, except share data and per share amounts)

(unaudited)

In connection with SFAS No. 5, “Accounting for Contingencies” (or “SFAS 5”) paragraph 8, we have not made any provision in connection with this matter. The Company intends to defend vigorously against this claim and, to the extent warranted, to seek contribution or indemnification from other parties.

The Company received a demand letter dated December 22, 2006, from counsel representing the Former Executive in connection with his resignation of employment on May 31, 2006. In the letter, counsel for the Former Executive requested that documents related to the executive be preserved. When he terminated his employment, the Former Executive asserted that he did so for “good reason”, as defined within his employment agreement and the Warrant Plan. Under the provisions of his employment agreement, his termination for “good reason” would entitle him to 2 years of wages and benefits, and under the provisions of the Warrant Plan, he would be entitled to 1% of the outstanding common stock. In June 2006, the Company responded to the Former Executive that his contention regarding his termination for “good reason” was erroneous. The Former Executive has not filed a lawsuit or a demand for arbitration. While there is a reasonable possibility that a material loss may be incurred, the Company cannot estimate the loss, if any, at this time. In connection with SFAS 5 paragraph 8, we have not made any provision in connection with this matter. The Company intends to defend vigorously against any claim brought in connection with this matter.

The Company is from time to time subject to claims and disputes arising in the normal course of business. In the opinion of management, while the outcome of any such claims and disputes cannot be predicted with certainty, the ultimate liability of the Company in connection with these matters is not expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

LUMBER
LIQUIDATORS

West Roxbury, MA — January 1996
Lumber Liquidators First Store

Toano, VA — September 2004
Lumber Liquidators Distribution Center Today

LUMBER LIQUIDATORS
1-800-**FLOORING** | www.lumberliquidators.com

             Shares

Lumber Liquidators, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Merrill Lynch & Co.

Lehman Brothers

Banc of America Securities LLC

Piper Jaffray & Co.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any free writing prospectus prepared by us or on our behalf. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    , 2007

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the NASD filing fee are estimated.

SEC Registration Fee	4,605
NASD Filing Fee	20,500
NYSE Listing Fees	*
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 2.02(b)(4) of the Massachusetts Business Corporation Act (the “MBCA”) provides that a corporation may, in its articles of organization, eliminate or limit a director’s personal liability to the corporation and its shareholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (1) a breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) improper distributions, and (4) transactions from which the director derived an improper personal benefit. Our current Restated Articles of Organization, as amended to date, provide that our directors shall not be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liability is not permitted under the MBCA as in effect at the time such liability arose.

Section 8.51 of the MBCA permits the a corporation to indemnify a director if the individual (1) acted in good faith, (2) reasonably believed that his or her conduct was (a) in the best interests of the corporation or (b) at least not opposed to the best interest of the corporation, and (3) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 8.51 also permits the Registrant to indemnify a director for conduct for which such individual is or would be exculpated under the charter provision referred to above, whether or not the director satisfied a particular standard of conduct. Section 8.56 of the MBCA permits a corporation to indemnify an officer (i) under those circumstances in which the corporation would be allowed to indemnify a director and (ii) to such further extent as the corporation chooses provided that the liability does not arise out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. This broader permissible indemnification for officers also is available for a director who is an officer if the individual becomes party to a proceeding on the basis of an act or omission solely as an officer. Section 8.55 of the MBCA mandates that the determination that an award of indemnification is appropriate in a particular circumstance be made by (A) a majority vote of all disinterested directors or a majority of a committee of disinterested directors (in each case, if there are at least two disinterested directors), (B) special legal counsel, or (C) the shareholders.

Prior to the final disposition of a proceeding involving a director or officer, Sections 8.53 and 8.56 of the MBCA allow a corporation to pay for or reimburse reasonable expenses. As a condition, the director or officer must deliver a written undertaking to repay the funds if the individual is determined not to have met the relevant standard of conduct, which determination is made in the same manner as the determination of whether an individual is entitled to indemnification. This undertaking may be accepted without security and without regard to the individual’s financial ability to make repayment. Another condition to advancement of expenses is that the individual submit a written affirmation of his or her good faith that he or she has met the standard of conduct necessary for indemnification (or that the matter involved conduct for which liability has been eliminated pursuant to the charter exculpation provision referred to above).

The MBCA allows a corporation to obligate itself (1) to indemnify a director or officer and (2) to provide advancement of expenses to such an individual. Such a commitment may be made in the corporation’s charter or bylaws or in a resolution adopted, or a contract approved, by the board of directors or the shareholders. Our By-Laws provide that we shall indemnify our directors and officers to the full extent legally permissible if he or she conducted himself or herself in good faith, and he or she reasonably believed that his or her conduct was in the best interests of the corporation or that his or her conduct was at least not opposed to the corporation, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Sections 8.52 and 8.56(c) of the MBCA mandate indemnification for reasonable expenses, regardless of whether an individual has met a particular standard of conduct, in connection with proceedings in which a director or officer is wholly successful, on the merits or otherwise. Furthermore, Section 8.54 of the MBCA provides that a court may direct a corporation to indemnify a director or officer if the court determines that (1) the director or officer is entitled to mandatory indemnification under the MBCA, (2) the director or officer is entitled to indemnification pursuant to a provision in the corporation’s charter or bylaws or in a contract or a board or shareholder resolution, or (3) it is fair and reasonable to indemnify the director or officer, regardless of whether he or she met the relevant standard of conduct.

Sections 8.30 and 8.42 of the MBCA provide that if an officer or director discharges his duties in good faith and with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the officer or director reasonably believes to be in the best interests of the corporation, he or she will not be liable for such actions.

The underwriting agreement between Lumber Liquidators and the underwriters will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities:

(1)	On December 6, 2004, we issued an aggregate of 7,952,018 million shares of series A convertible preferred stock, par value $0.01, for an aggregate offering price of $35.0 million to TA IX L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P. and TA Investors II L.P. The ultimate general partner or manager of each of such entity is TA Associates, Inc.

(2)	On July 13, 2006, we granted 952,691 stock options relating to our common stock with an exercise price of $7.58 per share to certain members of our executive management under our 2004 Option Plan.

(3)	On July 13, 2006, we granted 79,156 stock options relating to our common stock with an exercise price of $7.58 per share to certain non-employee directors under our 2006 Director Plan.

(4)	In July 2006 we granted 85,000 stock units relating to our common stock to certain regional managers under our 2006 Regional Plan.

(5)	On October 18, 2006, we granted 765,000 stock options relating to our common stock with an exercise price of $7.83 per share to certain members of our executive management under our 2004 Option Plan.

(6)	On April 27, 2007, we granted 50,000 stock options relating to our common stock with an exercise price of $10.26 per share to a member of our executive management under our 2004 Option Plan.

The issuances of securities described in paragraphs (2), (3), (4) and (5) above were made in reliance upon Section 4(2) under the Securities Act in that such issuance did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The issuances of securities described in paragraph (1) above were made in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering, to purchasers who represented that they were accredited investors as defined under the Securities Act. All share certificates representing the securities issued in such transactions contain appropriate restrictive legends. All of the foregoing shares are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index, which follows the signature pages and is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toano, State of Virginia, on June 15, 2007.

Lumber Liquidators, Inc.

By:	/s/ JEFFREY W. GRIFFITHS Jeffrey W. Griffiths President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeffrey W. Griffiths	President, Chief Executive Officer and Director	June 15, 2007

* Daniel E. Terrell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 15, 2007

* Thomas D. Sullivan	Chairman of our Board of Directors	June 15, 2007

* Richard D. Tadler	Director	June 15, 2007

* Martin F. Roper	Director	June 15, 2007

* Douglas T. Moore	Director	June 15, 2007

* John M. Presley	Director	June 15, 2007

*By:	/s/ E. LIVINGSTON B. HASKELL E. Livingston B. Haskell, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.01	Form of Underwriting Agreement*

3.01	Form of Amended and Restated Articles of Incorporation*

3.02	Form of Amended and Restated By-Laws*

4.01	Form of Certificate of Common Stock of Lumber Liquidators, Inc.*

5.01	Opinion of Cleary Gottlieb Steen & Hamilton LLP*

10.01	Lumber Liquidators 2006 Equity Plan for Non-Employee Directors#,**

10.02	Lumber Liquidators 2004 Stock Option and Grant Plan#,**

10.03	Employment Agreement with Jeffrey W. Griffiths#,**

10.04	Employment Agreement with H. Franklin Marcus, Jr.#,**

10.05	Offer Letter Agreement with Robert M. Morrison#,**

10.06	Offer Letter Agreement with Marco Pescara#,**

10.07	Form of Non-Qualified Employee Stock Option Agreement#,**

10.08	Lease by and between ANO LLC and Lumber Liquidators (relating to Toano facility)**

10.09	Thomas D. Sullivan Stock Option Agreement and Lumber Liquidators, Inc. Guaranty Agreement, and amendment thereto#,**

23.01	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.01)*

23.02	Consent of Ernst & Young LLP

23.03	Consent of Macon F. Brock, Jr.**

24.01	Powers of Attorney**

*	To be filed by amendment
**	Previously filed
#	Indicates a management contract or a compensatory plan, contract or arrangement